7/8



03024425

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangnan (Holdings) Ltd

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FILE NO. 82- 4725 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 7/10/03



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

82-4725

2002 年報

目錄

董事會

執行董事

梁　江 *(主席)*
李相彬
許偉文

非執行董事

羅蕃郁
梁劍琴

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

張慕貞

註冊辦事處

香港
干諾道西167號
天津大廈15樓

律師

胡百全律師事務所
香港
中環
遮打道10號
太子大廈1225室

財務顧問

滙富融資有限公司
香港
中環夏慤道10號
和記大廈5樓

核數師

畢馬威會計師事務所
執業會計師
香港
中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓
1712-1716室

主要往來銀行

南洋商業銀行有限公司
渣打銀行

二零零二年，本集團認真貫徹落實"效益至上、業績至上"為核心的新的企業文化，狠抓各級公司經營班子建設，加強企業基礎管理，整合業務資源，開拓新的業務，深入挖潛增效，加強投資項目監控，強化財務管理，取得滿意的經濟效益。

截至二零零二年十二月三十一日止，本集團的綜合營業額為港幣1,783,020,000元，比二零零一年的港幣1,819,350,000元，減少港幣36,330,000元，下降2.0%。營業額減少的主要原因是，超級市場業務已於二零零一年下半年全面停止，鮮活分銷業務的營業額亦受國家放開塘魚配額管理、調減活畜代理配額影響而下降。二零零二年度，本集團實現除稅前溢利港幣126,939,000元，比二零零一年度增加港幣114,504,000元，增長920.8%。股東應佔溢利港幣115,509,000元，比二零零一年度增加港幣63,991,000元，增長124.2%。二零零二年度，每股基本盈利港幣1.28仙，而二零零一年為每股基本盈利港幣0.61仙。

二零零一年，本集團經已關閉超市業務、處置了毛虧企業，成功回購了中山中粵馬口鐵工業有限公司和中山市山海實業有限公司。在此基礎上，二零零二年本集團調整工作思路、工作重點和經營策略，重點發展工業項目及盈利前景較好、有核心競爭力的業務，馬口鐵業務和物業租賃業務已成為本集團新的經濟增長點和主要盈利貢獻者，取代鮮活食品業務成為本集團的核心業務。由於上述工業業務有效地彌補了鮮活食品業務的逆差，因此，二零零二年度，本集團除營業額比去年同期略有下降外，其他經濟指標與二零零一年對比均有顯著改善。由於本集團適時調整經營業務和發展策略，並通過整合業務資源，調整產品結構，開發新產品、新業務，提升企業素質，提高邊際利潤率，增強了盈利能力、競爭能力和控制、化解經營風險的能力，使本集團營運回復穩健，資產、財務狀況、經營業績發生了顯著的積極變化，取得了重組以來最好的經營業績。目前，本集團資產狀況良好，財務資源充裕，經營運作穩健，經濟效益較為理想。

展望二零零三年，我們所處的經營環境仍極具挑戰性。鮮活商品代理業務隨著中國加入世界貿易組織逐步喪失政策優勢，牲畜飼養業務隨著經營環境的變化而下滑，但挑戰與機遇同在。董事會和管理層將會認真貫徹落實"提高隊伍素質、創新經營機制、整合業務結構、發展優勢企業、增強競爭能力"的工作方針對努力培育和發展優勢企業，加快馬口鐵技術改造，迅速提升其生產能力和市場競爭力。並加快業務結構的調整，在經營好現有企業和業務的同時，積極發掘投資商機，適時收購有盈利前景的項目。董事會相信，落實這一方針和策略，必將增強本集團的經濟實力、盈利能力和競爭能力，不斷提高股東投資的回報。

承董事會命
主席
梁江

香港，二零零三年四月十一日

業務回顧

概述

二零零二年仍然是經營困難較多的一年。馬口鐵業務受國際鋼鐵貿易大戰、中國對部份鋼鐵進口產品實行臨時保障措施的影響，原材料市場發生急劇變化，同類進口產品市場競爭加劇；鮮活業務受國家放開塘魚配額管理、調減活畜代理配額、二月份再度爆發禽流感和十二月份開放冰鮮雞市場影響，營業額大幅下滑；牲畜飼養業務受疾病影響，出口及上市生豬鋭減。面對困難的經營環境，本集團迅速調整經營策略，採取了一系列果斷措施，包括：主動向國家申請，于年底前成功將馬口鐵進口原材料基板排除在國家臨時保障措施之外、向反傾銷非涉案國家增購進口原材料、增產增銷邊際利潤較高的優勢產品、增加非政策性代理鮮活商品的銷售，及落實牲畜防疫治病措施，等等，化解了經營風險，取得滿意的經營效果。二零零二年度，本集團除營業額比去年同期略有下降外，其他經濟指標與二零零一年對比均有顯著改善。銷售成本下降港幣93,059,000元，降低5.6%；銷售毛利增加港幣56,729,000元，增長36.5%；分銷費用減少港幣60,051,000元，降低52.4%；管理費用減少港幣10,956,000元，降低14.9%；經營溢利增加港幣117,294,000元，及應佔聯營公司溢利增加港幣22,796,000元，扭虧為盈；除税前溢利增加港幣114,504,000元，增長920.8%；股東應佔溢利增加港幣63,991,000元，增長124.2%；每股基本盈利增加港幣0.67仙，增長109.8%。目前，本集團資產狀況良好，財務資源充裕，經營運作穩健，經濟效益較為理想。

馬口鐵及物業租賃業務

二零零二年，馬口鐵業務在原材料市場發生急劇變化、國家臨時保障措施調查終審裁決前結果尚不明朗及同類進口產品衝擊的情況下，積極拓展進口材料渠道，增產增銷毛利率較高的鍍鉻鐵產品，深入挖潛增效，產、銷、利潤同步大幅增長，達到歷史最好水平。二零零二年，共生產並銷售馬口鐵鍍鉻鐵111,157噸，比二零零一年增加18,052噸，增長19.4%；產品平均銷售毛利率從二零零一年的16.7%上升到二零零二年的21.6%，增長4.9%。該新收購項目取得圓滿成功，截至二零零二年十二月三十一日止，該新增業務為本集團帶來港幣565,906,000元的營業額及港幣85,708,000元的稅前利潤。營業額及稅前利潤分別佔本集團的31.7%和67.5%，成為廣南盈利貢獻最大、最具發展潛質的核心業務。

物業租賃業務二零零二年錄得總收入為港幣28,372,000元，比二零零一年升幅6.2%。為充份利用土地資源，發展工業物業租賃業務，二零零二年，本集團投資港幣8,740,000元興建中山入谷二期廠房，總建築面積為1,230平方米，於二零零二年七月竣工，並已在年內出租。

飼料生產業務

廣南(湛江)家豐飼料有限公司是本集團全資附屬企業，擁有年產20萬噸禽畜飼料的生產能力。二零零二年，本集團通過調整該公司管理層，調整產品結構，改造蝦料生產線，停產部份毛虧家禽飼料品種，開發高附加值的魚、蝦海產飼料，在產量、營業額分別比二零零一年下降37.8%和28.1%的情況下，仍能在經營質量和經濟效益得到提高。

本集團飼料產地在中國廣東湛江地區，隨著該地區和海南、廣西北海等沿海地區水產養殖業的發展，水產飼料具有潛在市場和發展前景。

鮮活商品分銷業務

鮮活商品代理分銷業務是本集團傳統業務。隨著中國加入世界貿易組織，國家從二零零二年一月起放開了塘魚配額管理，調減了活畜代理配額，加上二月份本港再度爆發禽流感，十二月份又開放冰鮮雞市場，經營環境極為惡劣。面對客觀經營環境的變化，本集團在堅持做好政策指定代理業務的同時，積極拓展非政策性代理業務，開發優質活雞自營業務，減員增效，增收節支，把營業額及經營溢利的跌幅控制在最低限度。二零零二年，鮮活商品業務錄得營業額港幣977,642,000元，比二零零一年同期減少港幣283,030,000元，下降22.5%；實現經營溢利港幣14,602,000元，比二零零一年同期減少港幣2,957,000元，下降16.8%。

鞏固傳統的鮮活商品業務，適應日益加劇的市場競爭，本集團通過對鮮活業務歷史、現狀和未來發展方向的系統調研及論證，制定了有效措施，包括建立有效激勵機制、拓展非政策性代理業務，引入策略性合作夥伴，建立商品生產基地，拓展市場銷售網路及開展冰鮮肉新業務，為在國家全面放開鮮活商品配額管理後，持續經營該業務打下基礎。

食品貿易業務

在繼續做好原有的凍品、大米、澱粉、蛋白粉等商品業務的同時，本集團致力於開拓冰鮮雞、飼料等新業務。二零零二年，食品貿易錄得營業額港幣69,626,000元，比二零零一年同期增加港幣24,281,000元，增長53.5%。

二零零二年十二月，本港開放冰鮮雞市場，本集團成功組織首車冰鮮雞進港，當月錄得營業額港幣3,350,000元。目前，本集團已成為本港冰鮮雞的主要供應商，產品已打入香港大型超市及連鎖店。冰鮮雞正成為本集團食品貿易的主要業務之一。

牲畜飼養業務

二零零二年，本集團牲畜飼養業務因生豬受傳染疾病影響令產量減少及內地生豬售價下降，經營業績不盡人意。三間豬場錄得營業額為港幣50,177,000元，比去年同期減少港幣12,384,000元，下降19.8%；經營虧損港幣5,463,000元，比去年同期增加虧損港幣3,888,000元，增加246.9%。

本集團牲畜飼養業務主要分佈在中國廣東東莞市，隨著市鎮的規劃和發展，養豬經營環境日益變差，生豬感染疾病頻率升高，加上畜牧飼養業出現行業性不景氣，潛在一定的經營風險。經本集團研究論證，將限制該業務的發展，條件具備時，擬改變經營機制至租賃經營或轉讓出售。

財務狀況

於二零零二年十二月三十一日，本集團總資產為港幣963,053,000元，而總負債為港幣448,066,000元，分別較去年底增加港幣4,729,000元及減少港幣136,889,000元。流動資產淨值由去年底的港幣33,848,000元增加至港幣73,049,000元，而流動資金的流動比率(流動資產除以流動負債)較去年年底上升10.9%。集團財務狀況已較二零零一年年底得到進一步改善，顯示本集團業績日益穩定，為未來業務發展奠定了基礎。

流動資金及財務資源

於二零零二年十二月三十一日，集團現金結餘為港幣243,010,000元，較去年年底現金結餘增6.6%。期內主要的現金流出，主要是提早贖回港幣105,000,000元的計息可換股票據。

集團之計息借款是按通知還款及按年息率6.5厘至7.6厘計算。於回顧期末，集團計息借款連同可換股票據合共港幣139,012,000元。因此本集團的負債比率(即集團計息借款連同可換股票據除以股東資金)為28.1%，由去年底的81.9%大幅減少53.8%。

本集團一間國內附屬公司，繼二零零二年初成功申請取得一項新增的6,000,000美元貿易融資額度後，於下半年再取得另一項貿易融資額度4,000,000美元，以上的總額度6,300,000美元於期末已經被使用。以現時現金結餘，營運產生的現金流及銀行信貸額，本集團相信有足夠資金，支付現時業務及於可預見將來進一步發展業務所需。

集團資產抵押

經已刊載於本公司截至二零零一年十二月三十一日止之年報內，本集團擁有51%股權之中國附屬公司東莞廣南畜牧發展有限公司(「附屬公司」)之若干土地及物業(總帳面值為港幣10,369,000元)已抵押予一家銀行，作為該附屬公司少數股東取得為數港幣8,476,000元之貸款擔保。就該等土地物業已於過往年度於財務報表內作出港幣10,369,000元撥備。

可換股票據

本集團於二零零一年十二月三日發行可換股票據港幣185,000,000元予本公司一間關聯公司Richway Resources Limited，作為收購中粵材料有限公司的部份代價。該等票據按固定年息率4.5厘計息，並可於任何營業日(除卻本公司暫停辦理本公司股份過戶登記期間或於二零零六年十二月三日到期日前十個營業日)轉換為本公司普通股，初步換股價為每股港幣0.155元。為減少可換股票據的利息支出，集團於報告年度內利用自有資金，分別於二零零二年六月二十一日、八月十四日、十一月八日贖回可換股票據共港幣105,000,000元。於本報告日仍未贖回部份為港幣80,000,000元。

匯率風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的匯率於期內相對穩定，本集團並未面對重大的外匯風險。

員工及薪酬政策

截至二零零二年十二月三十一日止，本集團全職僱員人數合共808名，比二零零一年同期減少71名。其中49名在香港及759名在中國內地。員工薪酬依據崗位責任重輕、工作量多少、個人業績表現及行業的一般市場慣例釐定。二零零二年，本集團重新釐定各附屬公司的定員、定編和工資總額，實行工資總額控制管理，有效地降低了人工成本。與此同時，實行效益工資激勵機制，通過對各附屬公司經營業績的考核，以實現税前利潤為依據，按一定比例提取效益工資，獎勵管理層、業務骨幹和業績優秀員工，啟動和調動了廣大員工的工作積極性。

前景展望

展望二零零三年，經營環境仍極具挑戰性。鮮活商品代理業務隨著中國加入世界貿易組織逐步喪失政策優勢，加上近期本港爆發非典型肺炎及今年初再次發生禽流感感染人的個案，預測將對活雞代理及冰鮮雞業務的營業額帶來一定的影響，牲畜飼養業務隨著經營環境的變化仍將下滑，但挑戰與機遇同在。管理層相信，只要認真貫徹落實"提高隊伍素質、創新經營機制、整合業務結構、發展優勢企業、增強競爭能力"的工作方針，在做好現有企業和業務的同時，努力培育和發展優勢企業，加快馬口鐵技術改造，迅速提升生產能力和市場競爭力，並加快業務結構的調整，積極發掘投資商機，適時收購有盈利前景的項目，必將進一步增強本集團的經濟實力、盈利能力和競爭能力，加速公司的成長。

董事會欣然提呈彼等之報告連同截至二零零二年十二月三十一日止年度之經審核財務報表。

主要業務

本公司主要從事投資控股。本公司之附屬公司主要從事製造及銷售馬口鐵及相關產品、工業物業的發展及租賃、飼料生產、鮮活商品之代理、食品貿易及牲畜飼養。本集團主要於香港及中國廣東省經營業務。

於本財政年度內本集團按主要業務之營業額分析，與及按業務和地區分類之經營業績分析，分別載於財務報表附註2及14。

業績及股息

本集團截至二零零二年十二月三十一日止年度之綜合業績載列於第31頁之綜合損益表。

本年度董事會議決不派發中期股息(二零零一年：港幣零元)及建議不派發末期股息(二零零一年：港幣零元)。

固定資產

本集團及本公司固定資產於年內之變動詳情分別載列於財務報表附註15(a)及15(b)。

主要附屬公司及聯營公司

本公司各主要附屬公司及聯營公司於二零零二年十二月三十一日之詳情分別載列於財務報表附註36及38。

借貸及利息資本化

本集團之借貸詳情載列於財務報表附註24。年內本集團並無將利息資本化。

股本

本公司股本的詳情載於財務報表附註28。

可換股票據

可換股票據之詳情載於財務報表附註26。

儲備

年內本集團及本公司之儲備變動情況分別載於財務報表附註29(a)及29(b)。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註34。

主要客戶及供貨商

於回顧年內，本集團銷售予五大客戶佔本集團全年總銷售額30.4%及本集團最大的客戶佔本集團全年總銷售額14.5%。本集團從五大供應商採購額佔本集團全年總採購額33.0%及本集團最大的供應商佔本集團全年總採購額10.0%。

董事、彼等之聯繫人士或任何股東(據董事所知彼等擁有本公司已發行股本5%以上)概無擁有本集團五大客戶或供應商之任何權益。

物業

本公司之主要物業的詳情載列於第98頁。

財務概要

本集團截至二零零二年十二月三十一日止過去五個年度各年之業績、資產及負債概要載列於第99及第100頁。

董事

年內及截至本報告書刊發之日止，本公司之董事如下：

執行董事

梁　江	(於二零零二年一月十四日獲委任)
李相彬	(於二零零二年七月十日獲委任)
許偉文	(於二零零三年一月六日獲委任)
叶旭全	(於二零零二年一月十四日辭任)
李　力	(於二零零二年七月三十一日辭任)
陳立忠	(於二零零二年六月十日辭任)
胡靜儀	(於二零零三年一月六日辭任)

非執行董事

羅蕃郁	
梁劍琴	(於二零零二年七月三十一日獲委任)
侯卓冰	(於二零零二年七月三十一日辭任)
吳偉驄	(於二零零二年六月二十五日辭任)

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

根據本公司之組織章程細則第92條，李相彬先生、許偉文先生及梁劍琴小姐將於即將召開的股東週年大會上依章退任，彼等合符資格，並願膺選連任。

根據本公司之組織章程細則第101條，譚惠珠小姐及羅蕃郁先生將於即將召開之股東週年大會上輪值退任，彼等合符資格，並願膺選連任。

董事於股份及購股權之權益

於二零零二年十二月三十一日，下列董事擁有根據證券(披露權益)條例(「披露權益條例」)第29條之規定，須登記於本公司所存置之登記冊，或按香港聯合交易所有限公司(「香港聯交所」)證券上市規則(「上市規則」)或根據上市公司董事進行證券交易的標準守則，須知會本公司及香港聯交所之本公司及其相聯法團之股份權益及／或認購該等股份之權利：

(I)　股份

(i)　本公司

姓名	所持普通股數目
梁江	1,300,000
胡靜儀(於二零零三年一月六日辭任)	2,000,000

(ii)　粵海投資有限公司

姓名	所持普通股數目
梁江	310,000

(iii)　粵海啤酒集團有限公司

姓名	所持普通股數目
羅蕃郁	70,000

(iv)　粵海制革有限公司

姓名	所持普通股數目
羅蕃郁	70,000

(II) 購股權

董事認購本公司及相聯法團之股份之權利分別於下文「本公司及相聯法團之購股權計劃」一節披露。

除上文所披露者、下文「本公司及相聯法團之購股權計劃」一節及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於二零零二年十二月三十一日，本公司各董事及主要行政人員概無或被視作於本公司或其任何相聯法團(定義見披露權益條例)之證券中，擁有根據披露權益條例第28條須作出知會之權益(包括根據披露權益條例第31條或附表第一部分任何董事被視作或認為擁有之權益)，或根據披露權益條例第29條之規定，須登記於該規定所述之登記名冊，或根據上市公司董事進行證券交易的標準守則，須知會本公司及香港聯交所之權益，而本公司董事及主要行政人員或彼等之配偶或未滿十八歲之子女，概無擁有可認購本公司任何證券之權利，亦無行使任何該等權利。

本公司及相聯法團之購股權計劃

(i) 本公司

於一九九四年十一月二十一日，為使董事及僱員之利益與本公司股東利益相符，本公司採納一項購股權計劃(「一九九四年購股權計劃」)，據此，董事獲授權酌情邀請本公司及其附屬公司之董事或僱員認購購股權以認購本公司股份。根據一九九四年購股權計劃要約授出之購股權可於作出該要約日期後21日內以書面接納。根據一九九四年購股權計劃授出之購股權可於接納購股權日期後十二個月起至該接納日期之四年期結束之日或二零零四年十一月二十日(以較早者為準)止之期間行使。一九九四年購股權計劃將於二零零四年十一月二十日屆滿。

於二零零一年八月二十四日，為設有一項條款符合現代商業慣例及給予董事更大靈活性之新購股權計劃，本公司採納一項新購股權計劃(「二零零一年購股權計劃」)。根據二零零一年購股權計劃，董事獲授權酌情邀請本公司及其附屬公司之全職僱員(包括執行董事惟不包括非執行董事)認購購股權以認購本公司股份。根據二零零一年購股權計劃授出之購股權可由購股權承授人於授出日期起計21日內向本公司支付港幣10元總代價及以書面接納。根據二零零一年購股權計劃授出之購股權可於緊隨授出日期後三個月期屆滿日之營業日起計五年期內行使，並於該五年期之最後一個營業日之營業時間結束時屆滿。二零零一年購股權計劃將於二零一一年八月二十三日屆滿。

就根據一九九四年購股權計劃及二零零一年購股權計劃(統稱「該等計劃」)可授出之購股權(連同已行使之購股權及當時尚未行使之購股權)所涉股份總數與受該等計劃規限之任何股份合共不得超過授出購股權當時本公司已發行股本10%(不包括行使該等計劃所授出購股權而發行之任何股份)。於本報告書刊發之日止，並無根據一九九四年購股權計劃所授出但尚未行使之購股權，而根據二零零一年購股權計劃所授出購股權而將予發行之股份數目為86,000,000股股份，佔本公司已發行股份約0.96%。

該等計劃的每位參與者最多可認購不超過當時本公司根據該等計劃已發行及將發行股份總數的25%。

根據該等計劃所授出購股權之行使價由董事酌情決定，惟不得低於(i)本公司股份面值；及(ii)緊接授出購股權日期前五個交易日股份於香港聯交所報價表所報平均收市價80%兩者中之較高者。

於二零零一年九月一日，香港聯合交易所已修訂了上市規則中關於購股權計劃的規定。倘本公司擬根據二零零一年購股權計劃授出購股權，本公司將會同時遵守上市規則之規定。

年內，本公司並無授出購股權。本公司於年內已獲行使和已失效之購股權及於年結日尚未行使之購股權詳情載於財務報表附註27。

於年內，本公司董事概無擁有可根據一九九四年購股權計劃認購本公司股份之權利。本公司若干僱員及其他參與者擁有以下可根據本公司之一九九四年購股權計劃認購本公司股份之權利。每份購股權給予持有人權利可認購一股本公司每股面值港幣0.1元之股份。

		購股權數目								於二零零二年十二月三十一日
類別或名稱	購股權授出日期#	於二零零二年一月一日持有	年內授出	購股權行使期	授出購股權之已付總代價	行使購股權時須支付之每股價格	年內之購股權數目已行使	已失效	已註銷	持有購股權數目
		千份	千份		港元	港元	千份	千份	千份	千份
僱員及其他參與者	11/02/98	15,200	—	12/02/99至10/02/02	—	0.4295	—	15,200	—	—

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止。

於二零零二年十二月三十一日，本公司董事及若干僱員擁有以下可根據二零零一年購股權計劃認購本公司股份之權利。每份購股權給予持有人權利可認購一股本公司每股面值港幣0.1元之股份。

		購股權數目									於年內股價 (**)	
類別或名稱	購股權授出日期#	於二零零二年一月一日持有	年內授出	購股權行使期	授出購股權之已付總代價	行使購股權時須支付之每股價格	年內之購股權數目已行使	已失效	已註銷	於二零零二年十二月三十一日持有購股權數目	購股權授出日	購股權行使日
		千份	千份		港元	港元	千份	千份	千份	千份	港元	港元
董事												
叶旭全（於14/01/2002辭任）	24/08/01	55,000	—	26/11/01至25/11/06*	10	0.1495	55,000	—	—	—	—	0.235
李力（於31/07/2002辭任）	24/08/01	45,000	—	26/11/01至25/11/06*	10	0.1495	—	—	—	45,000	—	—
陳立忠（於10/06/2002辭任）	24/08/01	35,000	—	26/11/01至25/11/06*	10	0.1495	—	—	—	35,000	—	—
僱員	24/08/01	152,000	—	26/11/01至25/11/06*	10	0.1495	—	56,000	—	96,000	—	—

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

*	倘二零零六年十一月二十五日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

**	所披露之購股權行使日股價，乃於緊接購股權獲行使日前之交易日，本公司股份於香港聯交所所報之收市價。

附註：

1. 於二零零二年十二月三十一日，根據二零零一年購股權計劃尚未行使購股權所涉股份佔本公司已發行股本1.96%。

(ii) 粵海投資有限公司

於二零零二年十二月三十一日，本公司一名董事擁有以下可根據粵海投資有限公司(「粵海投資」)的購股權計劃認購粵海投資普通股股份之權益。每份購股權給予持有人權利可認購一股粵海投資每股面值港幣0.5元之普通股股份。

類別或名稱	購股權授出日期#	購股權數目 於二零零二年一月一日持有 *千份*	購股權數目 年內授出 *千份*	購股權行使期	授出購股權之已付總代價 *港元*	行使購股權時須支付之每股價格 *港元*	年內之購股權數目 已行使 *千份*	年內之購股權數目 已失效 *千份*	年內之購股權數目 已註銷 *千份*	於二零零二年十二月三十一日所持有購股權數目 *千份*
董事										
梁劍琴(於31/7/2002獲委任)	16/03/98	450	—	17/09/98至16/09/03*	—	3.024	—	—	—	450
	10/08/01	400	—	11/02/02至10/02/07*	—	0.5312	—	—	—	400

#	購股權之歸屬期由授出購股權之日起直至行使期開始為止。

*	倘屆滿日並非香港之營業日，行使期將在該日前之一個營業日營業時間結束時完結。

購買股份或債券之安排

除上文「董事於股份及購股權之權益」一節及「本公司及相聯法團之購股權計劃」一節內所述董事持有之購股權外，於年內之任何時間，本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

董事在重大合約中之利益

於本年度結束時或年內任何時間，董事概無在本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司作為一方之重大合約中直接或間接擁有重大利益。

董事於競爭性業務的利益

於本年度內，本公司董事梁江先生亦為廣東控股有限公司（「廣東控股」）之董事。廣東控股及其附屬公司（「廣控集團」）擁有多元化之業務權益，其中包括製造業務、貿易、批發及零售等。上述廣控集團之業務權益與本集團若干業務權益之範圍相同或類似。然而，本公司董事認為廣控集團之任何業務並無直接或間接在任何重大方面與本集團之業務競爭。

於本年度內，本公司董事羅蕃郁先生亦為廣東控股之董事。廣控集團擁有多元化之業務權益，其中包括製造業務、貿易、批發及零售等。上述廣控集團之業務權益與本集團若干業務權益之範圍相同或類似。然而，本公司董事認為廣控集團之任何業務並無直接或間接在任何重大方面與本集團之業務競爭。

於本年度內，本公司董事叶旭全先生（於二零零二年一月十四日辭任）亦為廣東粵港投資控股有限公司及其若干附屬公司（分別為廣東控股、深圳東深投資控股有限公司及粵海投資）之董事。廣東粵港投資控股有限公司及其附屬公司（「粵港集團」）擁有多元化之業務權益，其中包括製造業務、貿易、批發及零售等。上述粵港集團之業務權益與本集團若干業務權益之範圍相同或類似。然而，本公司董事認為粵港集團之任何業務並無直接或間接在任何重大方面與本集團之業務競爭。

於本年度內，本公司董事李力先生（於二零零二年七月三十一日辭任）亦為澳門南粵鮮活商品批發市場有限公司及澳門南粵食品水產有限公司之董事兼總經理。該兩間公司之業務分別在澳門經營及管理一個鮮活商品批發市場及在澳門分銷鮮活商品。

由於上述兩間公司均在澳門經營業務，本公司董事認為該兩間公司之業務並無直接或間接在任何重大方面與本集團之業務競爭。

董事之服務合約

於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立不可於一年內由僱用公司終止而毋須作出賠償(法定賠償除外)之服務合約。

根據香港聯合交易所有限公司證券上市規則披露之交易

根據上市規則所披露之交易詳情載於第93至第97頁。

主要股東

於二零零二年十二月三十一日，以下為根據本公司遵照披露權益條例第16(1)條存置之權益登記冊所記錄，佔本公司已發行股本10%或以上之權益：

名稱	實益持有之普通股數目	股權百分比
廣東粵港投資控股有限公司(「粵港」)	5,359,164,680	59.56%
廣東控股有限公司(「廣東控股」)	5,359,164,680	59.56%

附註： 粵港於本公司之應佔權益乃指5,359,164,680股被視為由廣東控股持有之普通股。廣東控股乃粵港之全資附屬公司。

除上文所披露者外，董事並無獲悉任何股東於二零零二年十二月三十一日持有本公司已發行股本10%或以上之權益。

與控股股東及其附屬公司簽訂之重大合約

除了在財務報表附註26內所載和在第93至第97頁「根據香港聯合交易所有限公司證券上市規則披露之交易」一節項目1(a)，(b)及2所披露外，本公司與本公司控股股東之附屬公司已簽訂下列重大合約。

於二零零二年三月二十五日，本公司之全資附屬公司中粵材料有限公司與本公司之控股股東廣東控股的全資附屬公司Richway Resources Limited(「Richway」)訂立了一份貸款協議。Richway提供一筆港幣46,500,000元的貸款。該筆貸款為無抵押、免息及沒有指定還款期。

購買、出售或贖回上市證券

於本年內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

薪酬委員會

本公司已成立薪酬委員會負責收集意見及向董事會就有關高級員工的薪酬政策、購股權或激勵的計劃作出建議。委員會成員包括主席、總經理及三位獨立非執行董事。

於回顧年度該委員會已舉行四次會議研究有關事宜。

審核委員會

根據上市規則附錄14所載之最佳應用守則(「最佳應用守則」)，本公司已成立審核委員會，而三名獨立非執行董事均為審核委員會成員。審核委員會主要負責審閱本集團之內部監控及遵守程序的足夠性及有效性，並審閱制定本集團會計報告及財務報表的準則、政策及實務以遵守所有法定要求。

該委員會定期舉行會議，於回顧年度共舉行過三次會議。

最佳應用守則

據董事所知，本公司於本年度經已遵守上市規則附錄14所載之最佳應用守則，惟非執行董事之任期並無具體規定，原因為根據本公司之組織章程細則，彼等須於股東週年大會上輪席告退，惟可膺選連任。

在香港聯交所網頁刊登詳盡資料

根據上市規則附錄16第45(1)至45(3)段所規定本公司所有財務及其他有關資料，將於適當時間內在香港聯交所網頁刊登。

核數師

畢馬威會計師事務所任滿告退，惟符合資格及願意接受續聘。本公司將於即將舉行之股東週年大會上提呈決議案續聘畢馬威會計師事務所為本公司核數師。本公司在過去三年內任何一年，並無更換核數師。

承董事會命
主席
梁江

香港，二零零三年四月十一日

執行董事

梁江先生，50歲，於二零零二年一月獲委任為本公司主席。梁先生畢業於華南師範大學，持有工商管理碩士學位。曾在中國廣東省佛山市及湛江市政府工作，亦曾任廣東省高明縣縣長、縣委書記，高明市市委書記。一九九七年十月至二零零零年三月期間任粵海地產(集團)有限公司董事長。在加入本公司前，梁先生曾任粵海資產管理有限公司(「粵海資產」)及廣聯控股有限公司(「廣聯」)董事長。粵海資產及廣聯均為廣東控股有限公司(「廣東控股」)的附屬公司。梁先生現為廣東控股董事。

李相彬先生，55歲，於二零零二年七月獲委任為本公司執行董事兼總經理。李先生畢業於清華大學經濟管理學院，持有碩士學位，並為高級工程師。彼曾於中國黑龍江省齊齊哈爾市汽車廠、齊齊哈爾市計劃委員會及經濟委員會、第一輕工業局等任職。李先生於二零零一年二月加入廣東控股，任粵海投資有限公司(「粵海投資」)戰略發展部主管，於同年七月至加入本公司前，李先生擔任廣聯董事兼總經理職務。彼現為廣聯附屬公司粵海(湛江)中纖板有限公司的董事長。

許偉文先生，46歲，於二零零三年一月獲委任為本公司執行董事兼財務總監。許先生為香港會計師公會資深會員及特許公認會計師公會會員，彼現為廣東控股附屬公司粵海制革有限公司(「粵海制革」)執行董事兼財務總監。在加入粵海制革前，許先生曾為廣聯董事兼財務總監、北京東方廣場有限公司的財務經理、信和置業有限公司的企業財資部總經理及麗豐有限公司的集團財務總監。在加入上述公司前，許先生在英國及香港德勤關黃陳方會計師事務所任職，離職時為技術及培訓部經理。

非執行董事

羅蕃郁先生，47歲，於二零零零年五月獲委任為本公司非執行董事。羅先生畢業於中山大學經濟系。羅先生於一九八七年加入粵海企業(集團)有限公司(「粵海企業」)，負責法律事務。羅先生現為廣東控股董事。彼亦為廣東控股法務總監兼法務部總經理。在加入粵海企業以前，彼曾歷任廣東省高級人民法院經濟庭助理審判員、審判員及經濟庭副庭長等職務。

梁劍琴小姐，38歲，於二零零二年七月獲委任為本公司非執行董事。梁小姐畢業於廣州暨南大學會計系，持有經濟學碩士學位。彼為特許公認會計師公會會員及中國註冊會計師協會會員。梁小姐於一九九七年十一月加入粵海投資工作，現為廣東控股財務部總經理。

獨立非執行董事

Gerard Joseph McMAHON先生，59歲，於一九九九年六月獲委任為本公司獨立非執行董事。直至一九九六年底，彼擔任證監會的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。彼亦正式被確認為香港大律師。McMahon先生於一九九七年起，獲委任為香港、印尼及澳洲多間上市公司的非執行董事。

譚惠珠小姐，金紫荊星章，太平紳士，榮譽法學博士、法學學士(榮譽)、大律師，58歲，於一九九九年六月獲委任為本公司獨立非執行董事，彼亦是香港其他四間上市公司的非執行董事，分別為永安國際有限公司、東方有色集團有限公司、中石化冠德控股有限公司及北京同仁堂科技發展股份有限公司。彼現為香港機場管理局及市區重建局成員，其他公職包括：中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。

李嘉強先生，50歲，於一九九九年六月獲委任為本公司獨立非執行董事。彼現為一顧問公司之執行董事，曾任法國巴黎百富勤融資有限公司之董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干上市公司之執行董事及財務總監。

高級管理人員

蔣祿君先生，59歲，於二零零一年十二月獲委任為本公司副總經理，曾於一九九七年九月至二零零零年五月出任本公司董事。蔣先生自一九九零年起先後出任中山中粵馬口鐵工業有限公司及中山市山海實業有限公司之副總經理、總經理及副董事長。蔣先生自二零零零年九月起出任該兩間公司之董事長。該兩間公司於二零零一年十二月重獲本公司收購為附屬公司。蔣先生畢業於重慶大學，畢業後擔任工程師及高級工程師。蔣先生於一九八八年加入粵海企業。

辛建設先生，49歲，於二零零二年四月獲委任為本公司副總經理，現為本公司之附屬公司廣南(湛江)家豐飼料有限公司董事長。辛先生曾在高明縣、高明市分別任副縣長、副市長及常務副市長。辛先生於一九九九年起任東莞華藝房地產發展有限公司、中山粵海莊園房地產有限公司及深圳粵信發展有限公司董事長兼總經理，直至二零零零年十一月起在粵海投資屬下的蘇州粵海房地產發展有限公司任董事兼總經理。

蕭澤光先生，33歲，於二零零零年十二月獲委任為本公司副總經理，現為本公司之附屬公司廣南貿易發展有限公司董事長。蕭先生持有中山大學經濟系學士學位及美國舊金山大學工商管理碩士學位。彼於一九九六年加入粵海企業規劃發展部及經營管理部任副經理，並於一九九九年至二零零零年在粵海企業重組辦工作及任廣東控股人事考核部副總經理。

茲通告廣南(集團)有限公司(「本公司」)謹訂於二零零三年六月十八日(星期三)上午十時正假座香港灣仔駱克道57-73號香港華美酒店地庫低層會議廳舉行股東週年大會，以便討論及處理下列事項：

1. 省覽截至二零零二年十二月三十一日止年度之綜合財務報表及董事會與核數師報告書。

2. 選舉董事並釐定董事酬金。

3. 委聘核數師及授權董事會釐定其酬金。

4. 作為特別事項，考慮並酌情通過下列決議案為普通決議案(不論有否修訂)：

「**動議**：

(A) 在本決議案按下列規定之規限及依據公司條例第57B條，一般及無條件批准本公司董事會於有關期間(按下文之定義)內行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，以及作出或授予或須行使此等權力方可作出或授予之售股建議、協議及購股權；

(B) 本決議案(A)段之批准授權本公司董事會於有關期間內作出或授予可能需要於有關期間結束後行使此等權力之售股建議、協議及購股權；

(C) 本公司董事會依據本決議案(A)段之批准而配發或有條件或無條件同意配發(不論是否依據購股權或其他方式)之股本面值總額不超過於本決議案通過之日本公司已發行股本面值總額20%，惟依據(i)配售新股(按下文之定義)；(ii)當時採納以授予或發行股份或購股權利予本公司及／或其任何附屬公司之董事或僱員之任何認股計劃或類似之安排；(iii)附於可換股

票據之換股權之行使；或(iv)任何現有之特定授權而配發者除外，而上述之批准亦須受此限制；及

(D) 就本決議案及第5項決議案而言：

「有關期間」指由本決議案通過之時起至下列最早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司組織章程細則或任何適用之香港法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

(iii) 本決議案准許之授權經由股東在股東大會通過普通決議案撤銷或修訂之日。

「配售新股」乃指於本公司董事會指定之期間內，向於指定記錄日期名列股東名冊之股份持有人按彼等當時之持股比例提呈發售股份之建議（惟須受本公司董事會就零碎股權或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」

5. 作為特別事項，考慮並酌情通過下列普通決議案（不論有否修訂）：

「**動議**：

(A) 在本決議案(B)段之規限下，一般及無條件批准本公司董事會可於有關期間（按上文之定義）內行使本公司一切權力，以在香港聯合交易所有限公司（「聯交所」）或本公司證券上市所在而證券及期貨事務監察委員會與聯交所根據香港股份購回守則就此認可之其他證券交易所，購回本公司股

本中每股面值港幣0.10元之股份(「股份」),惟須遵守及按照所有適用法律與聯交所證券上市規則及其他證券交易所之規定(按不時經修訂者);及

(B) 本公司依據本決議案(A)段之批准獲准購回之本公司證券數額,將不得超過本決議案通過日期之已發行股份10%,而本決議案(A)段之授權須受此限制。」

6. 作為特別事項,考慮並酌情通過下列普通決議案(不論有否修訂):

「**動議**在上述所載之第4及第5項決議案正式通過之條件下,擴大本公司董事會依據上述第4項決議案獲授可行使本公司權力以配發及發行股份之一般授權,在本公司董事會依據該項一般授權可配發或同意有條件或無條件配發及發行之股本總面值上,加以相等於本公司依據上述所載第5項決議案授予之權力購回本公司股本之總面值數額,惟此數額不得超過本公司在本決議案通過日期之已發行股本總面值10%。」

承董事會命
公司秘書
張慕貞

香港,二零零三年四月十一日

註冊辦事處:
香港
干諾道西167號
天津大廈15樓

附註：

(i) 凡有資格出席大會及投票之股東，可委派代表出席及於表決時代其投票。委任代表毋須為本公司之股東。

(ii) 代表委任表格連同委任人簽署之授權書或其他授權文件(如有)，或經由公證人證明之授權書或授權文件副本，最遲須於大會(或其續會，視乎情況而定)指定召開時間四十八小時前送達本公司之註冊辦事處，方為有效。

(iii) 倘屬聯名股份持有人，較優先一位人士(不論親身或委派代表出席)之投票將獲接納，其他聯名持有人之投票則不會受理，就此而言，優先次序按照聯名持有人於股東名冊上之排名先後而定。

(iv) 本公司將於二零零三年六月十七日(星期二)至二零零三年六月十八日(星期三)止(首尾兩天包括在內)暫停辦理股份過戶登記手續，期間不會登記任何股份之過戶。所有過戶文件連同有關之股票須於二零零三年六月十六日(星期一)下午四時前，送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室。

(v) 隨附一份大會之代表委任表格及一份載有有關第5項決議案進一步資料之說明函件。

(vi) 第4項決議案乃尋求股東批准給予一般授權以配發本公司股本中之股份。董事會並無依據此等一般授權發行本公司股本中任何新股之即時計劃，惟根據本公司購股權計劃可能發行的股份除外。

(vii) 第5項決議案乃尋求股東批准給予一般授權以購回本公司股份。董事會並無依據此等一般授權購回本公司任何股份之即時計劃。

(viii) 第6項決議案乃尋求股東批准擴大配發股份之一般授權，將購回股份數目加在該20%一般授權之上。



致廣南(集團)有限公司各股東
(於香港註冊成立之有限公司)

本核數師(以下簡稱「我們」)已審核刊於第31至第92頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並説明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些財務報表提出獨立意見,並向股東報告。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製財務報表時所作的主要估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃及進行審核工作時,是以取得一切我們認為必須的資料及解釋為目標,使我們能獲得充分的憑證,就財務報表是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立了合理的基礎。

意見

我們認為,上述的財務報表均真實和公允地反映 貴公司及 貴集團於二零零二年十二月三十一日的財務狀況及 貴集團截至該日止年度的溢利及現金流量,並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港,二零零三年四月十一日

截至二零零二年十二月三十一日止年度
(以港幣列示)

	附註	二零零二年 千元	二零零一年 千元 (附註3)
營業額	2	**1,783,020**	1,819,350
銷售成本		**(1,571,001)**	(1,664,060)
毛利		**212,019**	155,290
其他收益	4	**22,073**	34,367
其他(費用)/收益淨額	5	**(602)**	1,840
分銷成本		**(54,486)**	(114,537)
行政費用		**(62,733)**	(73,689)
其他經營費用		**(5,040)**	(9,334)
經營溢利/(虧損)		**111,231**	(6,063)
非經營收入	6	**35,989**	106,568
非經營費用	7	**(18,812)**	(74,577)
融資成本	8(a)	**(12,045)**	(1,273)
應佔聯營公司溢利減虧損		**10,576**	(12,220)
除税前日常業務溢利	8	**126,939**	12,435
税項	9	**(9,747)**	(2,819)
除税後日常業務溢利		**117,192**	9,616
少數股東權益		**(1,683)**	41,902
股東應佔溢利	12	**115,509**	51,518
每股盈利	13		
基本		**1.28仙**	0.61仙
攤薄		**1.23仙**	不適用

第40至第92頁的附註屬本財務報表的一部分。

綜合資產負債表

於二零零二年十二月三十一日
(以港幣列示)

	附註	二零零二年 千元	二零零一年 千元
非流動資產			
固定資產			
一投資物業		**178,048**	104,044
一其他物業、廠房及設備		**216,662**	293,802
	15(a)	**394,710**	397,846
佔聯營公司權益	*17*	**151,264**	152,238
投資證券	*18(a)*	**1,079**	1,079
遞延税項資產	*19(a)*	**5,764**	4,957
負商譽	*20*	**(18,693)**	(20,250)
		534,124	535,870
流動資產			
其他證券	*18(b)*	**2,813**	14,240
存貨	*21*	**66,683**	77,337
業務及其他應收款項	*22*	**116,423**	102,876
現金及現金等價物	*23*	**243,010**	228,001
		428,929	422,454
流動負債			
計息借款	*24*	**59,012**	105,877
業務及其他應付款項	*25*	**288,724**	277,593
税項		**8,144**	5,136
		355,880	388,606
流動資產淨值		**73,049**	33,848
總資產減流動負債		**607,173**	569,718

於二零零二年十二月三十一日
(以港幣列示)

	附註	二零零二年 千元	二零零一年 千元
非流動負債			
可換股票據	26	**80,000**	185,000
由少數股東給予附屬公司之股東貸款		**12,186**	11,349
		92,186	196,349
少數股東權益		**20,123**	18,395
		494,864	354,974
資本及儲備			
股本	*28*	**899,833**	894,333
儲備	*29(a)*	**(404,969)**	(539,359)
		494,864	354,974

董事會於二零零三年四月十一日核准並許可發出。

主席
梁江

董事
李相彬

第40至第92頁的附註屬本財務報表的一部分。

資產負債表

於二零零二年十二月三十一日

(以港幣列示)

	附註	二零零二年 千元	二零零一年 千元
非流動資產			
固定資產			
－投資物業		**49,900**	13,200
－其他物業、廠房及設備		**1,634**	42,035
	15(b)	**51,534**	55,235
佔附屬公司權益	*16*	**314,104**	333,000
佔聯營公司權益	*17*	**149,381**	151,303
投資證券	*18(a)*	**1,000**	1,000
		516,019	540,538
流動資產			
其他證券	*18(b)*	**2,813**	14,240
業務及其他應收款項	*22*	**2,798**	10,352
現金及現金等價物	*23*	**23,824**	50,807
		29,435	75,399
流動負債			
業務及其他應付款項	*25*	**38,722**	41,005
應付附屬公司款項		**2,587**	34,546
		41,309	75,551
流動負債淨值		**(11,874)**	(152)
總資產減流動負債		**504,145**	540,386
非流動負債			
可換股票據	*26*	**80,000**	185,000
		424,145	355,386

於二零零二年十二月三十一日

(以港幣列示)

	附註	二零零二年 千元	二零零一年 千元
資本及儲備			
股本	28	**899,833**	894,333
儲備	29(b)	**(475,688)**	(538,947)
		424,145	355,386

董事會於二零零三年四月十一日核准並許可發出。

主席
梁江

董事
李相彬

第40至第92頁的附註屬本財務報表的一部分。

綜合權益變動報表

截至二零零二年十二月三十一日止年度
(以港幣列示)

	二零零二年 千元	二零零一年 千元
於一月一日的股東權益	**354,974**	(523,629)
投資物業重估盈餘	**16,339**	263
中國附屬公司及聯營公司換算產生的滙兑差額	**(181)**	1,532
未在損益表內確認的收益淨額	**16,158**	1,795
股東應佔溢利	**115,509**	51,518
應佔聯營公司資本儲備	**—**	424
應佔聯營公司其他儲備	**—**	25
附屬公司清盤變現的儲備	**—**	1,790
股本變動		
— 根據公開發售發行股份	**—**	773,082
— 根據配售發行股份	**—**	30,000
— 根據購股權計劃發行股份	**5,500**	300
— 股份溢價淨額	**2,723**	19,669
從股東股本交易所增加之股東權益	**8,223**	823,051
於十二月三十一日的股東權益	**494,864**	354,974

第40至第92頁的附註屬本財務報表的一部份。

截至二零零二年十二月三十一日止年度

(以港幣列示)

	附註	二零零二年 千元	二零零一年 (重新列示) 千元
日常業務			
除税前日常業務溢利		**126,939**	12,435
調整:			
— 融資成本		**12,045**	1,273
— 利息收入		**(4,785)**	(6,217)
— 上市證券的股息收入		**(659)**	(2,760)
— 非上市證券的股息收入		**(124)**	(450)
— 以公平價值列賬的其他證券的已變現及未變現收益淨額		**(150)**	(1,840)
— 出售聯營公司的收益淨額		**(427)**	(14,699)
— 長期未償還應付賬項回撥		**(9,891)**	(15,124)
— 出售固定資產虧損		**1,378**	28,127
— 固定資產減值虧損準備		**18,812**	12,183
— 壞賬準備回撥		**(16,143)**	—
— 存貨減值準備		**6,920**	—
— 負商譽攤銷		**(1,557)**	—
— 折舊		**12,362**	17,198
— 應佔聯營公司溢利減虧損		**(10,576)**	12,220
— 重組收益淨額		**—**	(48,436)
— 附屬公司清盤收益淨額	30(c)	**—**	(4,828)
— 應收少數股東款項準備		**—**	20,985
— 停止一間聯營公司業務的減值虧損準備		**—**	8,198
— 應付供應商若干賬款準備		**—**	5,084
計入營運資金前之經營溢利結轉		**134,144**	23,349

綜合現金流量表

截至二零零二年十二月三十一日止年度
(以港幣列示)

	附註	二零零二年 千元	二零零一年 (重新列示) 千元
承前計入營運資金前之經營溢利		**134,144**	23,349
存貨減少		**3,734**	22,596
業務應收賬款、應收票據及其他應收款項、訂金及預付款減少／(增加)		**1,022**	(12,163)
應收同母系附屬公司款項增加		**(207)**	(140)
應收少數股東款項減少／(增加)		**789**	(1,589)
應收關連公司款項減少／(增加)		**909**	(353)
應收聯營公司款項減少		**11,895**	20,777
業務應付賬款，其他應付款項及應計提費用減少		**(7,465)**	(36,735)
應付關連公司款項增加／(減少)		**127**	(812)
應付控股公司及同母系附屬公司款項(減少)／增加		**(18,080)**	18,318
應付聯營公司款項(減少)／增加		**(2,347)**	4,049
應付少數股東款項增加		**519**	—
從經營產生的現金		**125,040**	37,297
已收利息		**3,531**	4,805
已付利息		**(6,684)**	(339)
已付香港利得稅		**—**	(6,946)
已付中國所得稅		**(10,880)**	—
來自經營業務的現金淨額		**111,007**	34,817

截至二零零二年十二月三十一日止年度

(以港幣列示)

	附註	二零零二年 千元	二零零一年 (重新列示) 千元
投資業務			
購入固定資產付款		**(12,309)**	(8,650)
出售其他證券所得款項		**11,939**	3,610
出售聯營公司所得款項		**541**	—
已收上市證券的股息		**659**	2,760
已收非上市證券的股息		**178**	450
已收聯營公司的股息		**100**	3,121
出售固定資產所得款項		**11**	578
附屬公司清盤的現金流出淨額	*30(c)*	**—**	(14,132)
購買附屬公司的現金流入淨額	*30(b)*	**—**	61,692
來自投資業務的現金淨額		**1,119**	49,429
融資活動			
償還可換股票據		**(105,000)**	—
發行新股		**8,223**	69,208
償還銀行貸款		**(340)**	(471)
償還給予直接控股公司的股東貸款		**—**	(19,157)
償還其他貸款		**—**	(15,754)
(用於)／來自融資活動的現金淨額		**(97,117)**	33,826
現金及現金等價物增加		**15,009**	118,072
於一月一日的現金及現金等價物		**228,001**	109,929
於十二月三十一日的現金及現金等價物	*23*	**243,010**	228,001

第40至第92頁的附註屬本財務報表的一部分。

1. 主要會計政策

(a) 遵例聲明

本財務報表是按照香港會計師公會頒布的所有適用《會計實務準則》及詮釋、香港公認會計原則及香港《公司條例》的規定編製。本財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。以下是本集團採用的主要會計政策概要。

(b) 財務報表編製的基準

除投資物業按重估值，以及部份證券投資按市值入賬(見下文所載的會計政策)外，本財務報表是以歷史成本作為編製基準。

(c) 附屬公司及受控制企業

按照香港《公司條例》規定，附屬公司是指本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，則該附屬公司被視為受控制。

集團於受控制附屬公司的投資均在綜合財務報表中綜合計算。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或受控制附屬公司是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按公平值記入綜合資產負債表。公平價值的變動於產生時在綜合損益表內確認。

集團內部往來的餘額和集團內部交易及其產生的未變現溢利，均在編製綜合財務報表時全數抵銷。集團內部交易所產生的未變現虧損的抵銷方法與未變現溢利相同，但抵銷額只限於沒有證據顯示已轉讓資產已出現減值。

1. 主要會計政策 *(續)*

(c) 附屬公司及受控制企業 *(續)*

本公司資產負債表所示於附屬公司的投資，是按成本值減任何減值虧損(附註1(k))後入賬，然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或附屬公司是長期在嚴格限制條件下經營，以致其向本公司轉移資金的能力嚴重受損，則這些投資會按公平價值入賬。公平價值的變動於產生時在損益表確認。

(d) 聯營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力，包括參與財務及經營決策但不是控制或聯同他人控制管理層。

於聯營公司的投資是按權益法記入綜合財務報表，並且先以成本入賬，然後就本集團佔該聯營公司淨資產在收購後的變動作出調整。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或聯營公司是長期在嚴格限制條件下經營，以致其向投資者轉移資金的能力嚴重受損，則這些投資會按公平價值入賬。公平價值的變動於產生時在綜合損益表確認。綜合損益表反映出年內本集團所佔聯營公司於收購後的業績，包括按照附註1(e)在本年度列支或計入的正商譽或負商譽的任何攤銷。

本集團與聯營公司之間交易所產生的未變現損益，均按本集團於聯營公司所佔的權益比率抵銷；但假如未變現虧損顯示已轉讓資產出現減值，則這些未變現虧損會即時在損益表內確認。

本公司資產負債表所示於聯營公司的投資，是按成本減去減值虧損(附註1(k))後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或聯營公司是長期在嚴格限制條件下經營，以致其向投資者轉移資金的能力嚴重受損，則這些投資會按公平價值入賬。公平價值的變動於產生時在損益表確認。

1. 主要會計政策 *(續)*

(e) 負商譽

因收購受控制附屬公司及聯營公司所產生之負商譽為本集團所佔收購可分資產及負債之公平價值高於收購成本之部份。負商譽按以下方式入賬：

— 就二零零一年一月一日以前之收購而言，負商譽計入資本儲備中；及

— 就二零零一年一月一日或以後之收購而言，倘負商譽於收購計劃中已知之日後虧損及支出之預期，並加以可靠地計算，但屬尚未確認者，則於日後虧損及支出確認時於綜合損益表中入賬。其餘任何負商譽(惟不超過所收購之非貨幣資產之公平價值)於該等可折舊／可攤銷非貨幣資產餘下之加權平均使用年期內在綜合損益表中確認入賬。超出所收購非貨幣資產公平價值之負商譽隨即在綜合損益表中確認入賬。

就二零零一年一月一日或以後產生及尚未於綜合損益表中確認入賬之負商譽而言：

— 倘屬受控制附屬公司，有關負商譽於綜合資產負債表中列示為資產扣減，與正商譽屬於同一個資產負債表類別；及

— 倘屬聯營公司，負商譽計入於聯營公司之權益賬面值中。

年內於出售受控制附屬公司或聯營公司時，之前未於綜合損益表中攤銷或之前作為集團儲備變動處理之應計已購入商譽的數額，均在計算出售的溢利或虧損時包括在內。

1. 主要會計政策 *(續)*

(f) 少數股東權益

擁有附屬公司之少數股東應佔之虧損按少數股東之有關權益(最多不超過少數股東出資數額及其應佔之其他儲備)計算。其後所有進一步產生之虧損則由本集團承擔。

(g) 其他證券投資

本集團及本公司有關證券投資(於附屬公司及聯營公司的投資除外)的政策如下：

(i) 持續持有作既定的長期用途的投資，歸類為「投資證券」。這類證券是以成本減去任何減值準備後記入資產負債表。除非有證據證明減值屬於暫時性質，否則，當公平價值下跌至低於賬面金額時，便會提撥減值準備，並在損益表內確認為支出。這些準備是就各項投資個別釐定。

(ii) 在引致撇減或沖銷的情況及事項不再存在，並有令人信服的憑證顯示新的情況及事項將會在可見將來持續下去時，便會撥回就投資證券的賬面金額提撥的減值準備。

(iii) 所有其他證券(不論是為買賣還是其他目的持有)均以公平價值記入資產負債表。公平價值的變動在產生時在損益表內確認。

(iv) 出售證券投資的溢利或虧損是按估計出售收入淨額與投資賬面金額之間的差額釐定，並在產生時記入損益表。

1. 主要會計政策 *(續)*

(h) 固定資產

(i) 尚餘租賃期超過二十年的投資物業按每年由外聘的合資格估值師所評估或由董事參照專業估值後予以評估。

(ii) 重估投資物業所產生之變動一般會撥入儲備處理，僅有之例外情況如下：

— 如果出現重估虧損，而且有關的虧損額超過就該項資產或只限於投資物業的投資物業組合在截至重估前計入儲備的數額，便會在損益表列支；及

— 如果以往曾將同一項資產或只限於投資物業的投資物業組合的重估虧損在損益表列支，則在出現重估盈餘時，便會撥入損益表計算。

(iii) 持作自用的土地及建築物按成本值減去累計折舊及減值虧損後記入資產負債表(附註1(k))。

(iv) 其他固定資產按成本值減去累計折舊及減值虧損列入資產負債表(附註1(k))。

(v) 在超過現有資產原先評估的表現水平的未來經濟效益很可能流入企業時，與固定資產有關而且已獲確認的其後支出便會加入資產的賬面金額。所有其他其後支出則在產生的期間確認為支出。

(vi) 因棄用或出售固定資產而產生的盈虧，按該項資產的估計出售所得款項淨額與賬面值之間的差額釐定，並於棄用或出售當日在損益表中確認。在出售一項投資物業時，之前計入投資物業重估儲備的盈餘或虧損的有關部份亦轉撥入年內的損益表。至於所有其他固定資產，任何有關的重估盈餘將由重估儲備轉撥至保留溢利中。

1. 主要會計政策(續)

(i) 租賃資產

出租人並未將所有權的全部相關風險及報酬轉讓的資產租賃，則歸類為經營租賃。

(i) 用作經營租賃的資產

倘本集團根據經營租賃將資產出租，則有關資產會按性質列入資產負債表，並在適當的情況下，按附註1(j)所載本集團的折舊政策計算折舊。減值虧損則按照附註1(k)所載之會計政策入賬。經營租賃所產生之收入則根據附註1(q)所載本集團確認收入的政策確認。

(ii) 經營租賃費用

倘本集團根據經營租賃使用資產，根據租賃所付之款項會在租賃所涵蓋之會計期間內，以等額在損益表扣除，惟倘有另一基準更能反映租賃資產所賺取的收益模式則除外。所獲得之租賃優惠乃於損益表中確認，作為支付淨租賃款項總額的組成部份。或然租金乃於所產生之會計期間扣除。

(j) 折舊

(i) 尚餘租賃期超過二十年的投資物業或持有永久業權的土地並無計提任何折舊。

(ii) 折舊是在計及有關固定資產的估計殘值後，按其投入使用日起計的估計可用年限，以直線法按下列年率撇銷其成本，計算方法如下：

租賃土地	按租約剩餘年期
建築物	按租約剩餘年期及20至50年，以較短期間為準
租賃物業裝修	每年20%至50%
廠房及機器、傢具、固定裝置及設備	每年10%至20%
汽車	每年20%

1. 主要會計政策 *(續)*

(k) 資產減值

在每個結算日審閱內部和外來的信息，以確定下列資產有否出現減值跡象，或是以往確認的減值虧損不復存在或已經減少：

— 物業、廠房及設備（以重估值列為賬面值的物業除外）；及

— 於附屬公司及聯營公司之投資（根據附註1(c)及(d)以公平價值列賬者除外）。

假如發現有減值跡象，該資產的可收回金額便要估值。當資產的賬面金額高於可收回數額時，便要減值虧損確認。

(i) 計算可收回數額

資產的可收回數額以其銷售淨價和使用價值兩者中的較高數額為準。在評估使用價值時，會使用除稅前折讓率將估計未來現金流量折讓至現值。該折讓率應是反映市場當時所評估的貨幣時間價值和該資產的獨有風險。如果資產所產生的現金流入基本上不獨立於其他資產所產生的現金流入，則以能獨立產生現金流入的最小資產類別（即現金產生單位）來釐定可收回數額。

(ii) 減值虧損轉回

倘若用以釐定可收回數額的估計發生有利的變化，便會將資產減值虧損轉回。所轉回的減值虧損以假設沒有在往年確認減值虧損而應已釐定的資產賬面金額為限。所轉回的減值虧損在確認轉回的年度內計入損益表。

1. 主要會計政策 *(續)*

(l) 存貨

存貨按成本及可變現淨值兩者中的較低數額入賬。成本按加權平均成本法計算,包括所有採購成本、轉換成本和將存貨運往現址及達致現狀所產生的其他成本。可變現淨值是以日常業務過程中的估計售價減去完成生產及銷售所需的估計成本後所得之數。

所出售存貨的賬面金額在相關收入獲確認的期間內確認為支出。將存貨數額撇減至可變現淨值及存貨的一切虧損,均於出現減值或虧損的期間內確認為支出。因可變現淨值增加引致存貨的任何減值轉回之數,均確認為於出現轉回的期間內確認為列作支出的存貨數額減少。

(m) 現金等價物

現金及現金等價物包括銀行存款及現金、銀行及其他財務機構之活期存款、及短期、流動性極高的投資,這些投資可容易地換算為已知的現金數額及其價值變動之風險不大,並在購入後三個月內到期。銀行透支如屬即期及集團現金管理之一部分亦包括在現金流量表的現金及現金等價物內。

(n) 僱員福利

(i) 集團僱員的薪金、年獎、有薪年假、假期交通津貼及其他非現金性福利等費用,均於有關服務發生年度計入損益。若延遲繳付及其影響較大的均會以現值顯示。

(ii) 根據香港《強制性公積金計劃條例》規定的強制性公積金供款所產生的退休金,將於產生時在損益表列支。

1. 主要會計政策 *(續)*

(n) 僱員福利 *(續)*

(iii) 當集團以象徵式代價給予僱員授出購股權時，賬上均不會計入其相應的員工福利成本或義務。直至該等購股權被行使時，收到的行使金會相應增加股東權益部份。

(iv) 當集團可證明將按照一個現實中不可撤消的正式及詳細計劃去解僱僱員或為自願解除僱佣合約僱員預提有關解僱福利時，其相關的費用才可確認。

(o) 遞延稅項

遞延稅項是按負債法計算在可預見的將來合理地估計因收入與支出的會計與稅務處理方法之間出現的所有重大時差所產生的稅務影響提撥準備。

未來遞延稅項利益只會在合理保證可實現時才予會確認。

(p) 準備及或然負債

倘若本公司或本集團須就已發生的事件承擔法律或推定義務，而履行該義務預期會導致含有經濟效益的資源外流，並可作出可靠的估計，便會就該不確定時間或數額的負債作出準備。如果貨幣時間價值重大，則按預計履行義務所需支出的現值計列準備。

倘若含有經濟效益的外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或有負債；但假如這類經濟效益外流的可能性極低則除外。

1. 主要會計政策 *(續)*

(q) 收入確認

收入是在經濟效益可能流入本集團，以及能夠可靠地計算收入和成本(如適用)時，根據下列方法在損益表內確認：

(i) 銷售貨品

銷售貨品的收入在客戶接收貨品及相關的所有權風險與回報時確認。收入不包括增值稅或其他銷售稅，並已扣除任何營業折扣。

(ii) 股息

— 上市投資的股息收入在投資項目的股價除息時確認。

— 非上市投資的股息收入乃於股東收取股息付款的權利確立時確認。

(iii) 利息收入

銀行存款及聯營公司墊款的利息收入以時間比例為基準，按尚餘本金及適用利率計算。

(iv) 經營租賃租金收入

根據經營租賃而應收之租金收入，乃以等額於租賃所涵蓋之會計期間在損益表中確認，惟倘另一基準更能反映租賃資產所賺取之利益則除外。所授出之租賃優惠乃於損益表中確認，作為應收淨租賃款項總額之一部份。或然租金乃於所賺取之會計期間確認為收入。

1. 主要會計政策(續)

(r) 外幣換算

年內的外幣交易是按交易日的適用滙率換算為港幣。以外幣計算的貨幣資產及負債，則按結算日的適用滙率換算為港幣。滙兌盈虧均撥入損益表處理。

香港以外地區的附屬公司及聯營公司的業績按年內的平均滙率換算為港幣；資產負債表項目按結算日的適用滙率重新換算。重新換算所產生的滙兌差額作為儲備變動處理。

出售香港以外地區的附屬公司或聯營公司時，有關該公司之累計滙兌虧損在出售之損益中計算。

(s) 關連人士

就本財務報表而言，如果本集團能夠直接或間接監控另一方人士或對另一方人士的財務及經營決策發揮重大的影響力，或另一方人士能夠直接或間接監控本集團或對本集團的財務及經營決策發揮重大的影響力，或本集團與另一方人士均受制於共同的操控或共同的重要影響下，本集團與該另一方人士便被視為關連人士。關連人士可以是個別人士或其他實體。

(t) 分類報告

分類項目為按本集團所從事提供產品或服務(業務分類)或在某一特定經濟環境內提供產品或服務(經營地區分類)之可區別項目，而每一個項目所承擔之風險及回報與其他分類項目有所不同。

根據本集團之內部財務報表，本集團已選擇業務分類作為其主要呈報方式，而以經營地區分類為次要呈報方式。

1. 主要會計政策 *(續)*

(t) 分類報告 *(續)*

分類收入、費用、業績、資產及負債包括直接撥歸該類別之項目以及可按合理比例分配至該類別之項目。除屬單一類別內集團之間之結餘及交易外，分類收入、費用、資產及負債乃於綜合賬目過程中，在撇除集團之間結餘及集團之間交易前釐訂。分類間之價格，乃按提供予其他外界各方之類似條款而釐訂。

分類資本開支為於期內購買預期可使用超過一個期間之分類資產（包括有形及無形）而產生之總成本。

未分配項目主要包括金融及公司資產、稅項、企業及融資費用及少數股東權益。

2. 營業額

本集團的主要業務是鮮活商品代理、生產飼料及牲畜飼養、食品貿易、製造及買賣馬口鐵及物業租賃。

營業額包括抵銷本集團公司間交易後銷售貨品的價值以及根據經營租賃所收取有關投資物業的租金收入。年內，已於營業額內確認的每個重大類別的收入如下：

	二零零二年 *千元*	二零零一年 *千元*
銷售貨品		
— 鮮活商品代理	**977,642**	1,260,672
— 生產飼料及牲畜飼養	**141,474**	189,556
— 食品貿易	**69,626**	45,345
— 馬口鐵	**565,906**	44,825
— 超級市場業務	**—**	276,907
	1,754,648	1,817,305
物業租賃	**28,372**	2,045
	1,783,020	1,819,350

3. 終止業務

於二零零一年三月及二零零一年六月，隨著本集團分別於中華人民共和國(「中國」)廣州市及香港的超級市場業務停業後，本集團的超級市場業務已告終止。此等公司清盤收益淨額為4,828,000元。

於前期本集團業務的業績如下：

	截至二零零一年十二月三十一日止年度		
	持續經營業務	終止業務	總計
	千元	*千元*	*千元*
營業額	1,542,443	276,907	1,819,350
銷售成本	(1,444,732)	(219,328)	(1,664,060)
	97,711	57,579	155,290
其他收益	19,157	15,210	34,367
其他收益淨額	1,840	—	1,840
分銷成本	(49,233)	(65,304)	(114,537)
行政費用	(52,124)	(21,565)	(73,689)
其他經營費用	(6,784)	(2,550)	(9,334)
經營溢利／(虧損)	10,567	(16,630)	(6,063)
非經營收入	92,811	13,757	106,568
非經營費用	(61,501)	(13,076)	(74,577)
融資成本	(1,283)	10	(1,273)
應佔聯營公司溢利減虧損	(12,220)	—	(12,220)
除稅前日常業務溢利／(虧損)	28,374	(15,939)	12,435
稅項	(3,239)	420	(2,819)
除稅後日常業務溢利／(虧損)	25,135	(15,519)	9,616
少數股東權益	41,944	(42)	41,902
股東應佔溢利／(虧損)	67,079	(15,561)	51,518

3. 終止業務 *(續)*

於終止當日超級市場業務的負債淨額如下：

	千元
總資產	184,370
總負債	(190,988)
負債淨額	(6,618)

截至二零零一年十二月三十一日止年度有關已終止業務現金流量如下：

	千元
用於經營活動的現金流量	(52,531)
用於投資業務的現金流量	(1,502)
來自融資活動的現金流量	49,386

4. 其他收益

	二零零二年 *千元*	二零零一年 *千元*
已收補貼	**5,712**	—
利息收入	**4,785**	6,217
壞賬準備回撥	**2,467**	—
管理收入	**1,630**	3,831
上市證券的股息收入	**659**	2,760
租金收入	**521**	1,730
非上市證券的股息收入	**124**	450
廣告及宣傳收入	**—**	6,813
代銷收益	**—**	4,563
其他	**6,175**	8,003
	22,073	34,367

5. 其他(費用)／收益淨額

	二零零二年 千元	二零零一年 千元
出售聯營公司收益淨額	**427**	—
兌換收益淨額	**199**	—
以公平價值列賬的其他證券的已變現及未變現收益淨額	**150**	1,840
出售固定資產虧損淨額	**(1,378)**	—
	(602)	1,840

6. 非經營收入

	附註	二零零二年 千元	二零零一年 千元
長期未償還應付賬項回撥	*(i)*	**9,891**	15,124
收回壞賬	*(ii)*	**26,098**	8,765
出售聯營公司收益淨額	*(iii)*	—	14,699
存貨準備回撥	*(iv)*	—	14,716
重組收益淨額	*(v)*	—	48,436
附屬公司清盤收益淨額(附註3)		—	4,828
		35,989	106,568

附註：

(i) 此數額主要為長期未償還應付賬項之回撥。董事會認為有關債權人將來不會向本集團申索。

(ii) 此數額主要為收回以前因未可確定能否收回應收賬項而於損益表作出準備或撇除之壞賬。年內已收回的壞賬，其壞賬準備16,143,000元及壞賬撇除9,955,000元已於損益表回撥。

(iii) 此數額主要為出售聯營公司後集團以前所佔聯營公司虧損淨額之收益回撥。

(iv) 此數額主要為因終止在中國廣州市之超級市場業務後轉售以前向若干貨商購入之存貨之準備回撥。截至二零零一年十二月三十一日止年度，大部份該等存貨均以高於賬面值出售，存貨之剩餘準備回撥損益表。

6. 非經營收入 *(續)*

附註：(續)

(v) 根據日期為一九九九年十二月十六日之指示條款標題概要及(其中包括)二零零零年十二月二十二日的重組協議，集團進行公司重組及債務重組(「重組」)。重組得到獨立股東及銀行債權人批准並於二零零零年十二月二十二日完成。截至二零零一年十二月三十一日止年度之重組收益淨額主要因重組完成後應付賬項調整及若干撥備回撥而來。

7. 非經營費用

	附註	二零零二年 千元	二零零一年 千元
固定資產減值虧損準備	*(i)*	**18,812**	12,183
出售固定資產虧損	*(ii)*	—	28,127
應收少數股東款項準備	*(iii)*	—	20,985
停止一間聯營公司業務的減值虧損準備	*(iv)*	—	8,198
應付供應商若干賬款準備	*(v)*	—	5,084
		18,812	74,577

附註：

(i) 截至二零零二年十二月三十一日止年度之準備主要為集團之土地及物業因有關資產的可收回金額少於其賬面淨值而作出的減值虧損準備。

(ii) 出售固定資產虧損為重整本集團業務後有關若干未予運用的固定資產的賬面淨值。

(iii) 董事會認為未能確定該等少數股東應收款項能否收回，因此已在財務報表作全數準備。

(iv) 截至二零零一年十二月三十一日止年度之準備乃對一間已終止其在中國廣州市之業務之聯營公司之欠款作出減值虧損。

(v) 截至二零零一年十二月三十一日止年度執行董事對供應商業務安排檢討後向供應商支付款項之準備。

8. 除稅前日常業務溢利

除稅前日常業務溢利已扣除／(計入)下列各項：

	二零零二年 千元	二零零一年 千元
(a) 融資成本：		
須於五年內償還的銀行貸款及其他借款利息	**4,200**	634
可換股票據利息	**6,345**	639
和解索賠的利息	**1,500**	—
	12,045	1,273
(b) 員工成本：		
定額供款計劃之供款／(退回)淨額	**533**	(683)
薪金、工資及其他福利	**51,766**	50,707
	52,299	50,024
(c) 其他項目：		
存貨成本	**1,571,001**	1,664,060
固定資產減值虧損	**18,812**	12,183
核數師酬金	**2,297**	2,166
折舊	**12,362**	17,198
有關物業租金的經營租賃費用	**1,125**	34,093
負商譽攤銷	**(1,557)**	—
投資物業應收租金減直接費用3,591,000元(二零零一年：零元)	**(21,488)**	(2,045)

存貨成本當中包括21,470,000元(二零零一年：9,018,000元)有關員工成本及折舊成本，而上表亦獨立呈列該兩項開支的個別總數。本年度存貨成本撥備6,920,000元亦包括於存貨成本中(二零零一年：零元)

9. 稅項

綜合損益表所列的稅項為：

	二零零二年 千元	二零零一年 千元
根據本年度估計應課稅溢利按稅率16%（二零零一年：16%）提撥的香港利得稅準備	—	2,378
以往年度之撥備過剩	**(355)**	(420)
	(355)	1,958
中國所得稅	**10,755**	714
遞延稅項（附註19(a)）	**(807)**	—
	9,593	2,672
應佔聯營公司稅項	**154**	147
	9,747	2,819

在中國境內其他地區成立及經營的附屬公司的所得稅，是以中國相關省份或經濟特區的適用所得稅率計算。

10. 董事酬金

依照香港《公司條例》第161條列報的董事酬金如下：

	二零零二年 *千元*	二零零一年 *千元*
袍金	**24**	23
薪金及其他酬金	**3,218**	2,663
酌情花紅	**815**	240
退休計劃供款	**455**	74
	4,512	3,000

董事酬金包括本年度支付予獨立非執行董事的袍金及其他酬金分別為9,000元及900,000元（二零零一年：7,500元及900,000元）。

除上述酬金外，執行董事根據二零零一年購股權計劃獲授予購股權。該等實物利益的詳情於董事會報告書內「本公司及相聯法團之購股權計劃」一節披露。

董事酬金屬於以下金額範圍的董事人數如下：

元	二零零二年 *董事人數*	二零零一年 *董事人數*
0 — 1,000,000	**12**	13
1,000,000 — 1,500,000	**1**	—
	13	13

11. 酬金最高的個別人士

本年度本集團五名最高酬金的個別人士包括三名本公司董事(二零零一年:四名),有關酬金詳情載於上文附註10。另外二名(二零零一年:一名)個別人士的酬金如下:

	二零零二年 千元	二零零一年 千元
薪金及其他酬金	**1,015**	607
酌情花紅	**316**	15
退休計劃供款	**157**	31
	1,488	653

該二名(二零零一年:一名)個別人士的酬金範圍為零至1,000,000元。

12. 股東應佔溢利

股東應佔溢利包括一筆已列入本公司財務報表內60,799,000元的溢利(二零零一年:虧損101,470,000元)。

13. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照股東應佔溢利115,509,000元(二零零一年:51,518,000元)及於年內已發行普通股的加權平均數8,996,826,000股(二零零一年:8,426,517,000股)計算。

(b) 每股攤薄盈利

每股攤薄盈利是按照截至二零零二年十二月三十一日止年度所有普通股的潛在攤薄影響調整後的股東應佔溢利121,854,000元及普通股的加權平均數9,908,402,000股計算。

行使可換股票據及購股權所賦予的認購權,對截至二零零一年十二月三十一日止年度的每股盈利並無任何攤薄影響,原因是於計算每股經攤薄盈利時,並未計入若干非經營收入及非經營費用。

13. 每股盈利 *(續)*

(c) 對賬

	二零零二年 股數 *(千股)*
計算每股基本盈利所用的加權平均股數	**8,996,826**
以零代價假設發行股數	**911,576**
計算每股攤薄盈利所用的加權平均股數	**9,908,402**

	二零零二年 盈利 *千元*
股東應佔溢利	**115,509**
因變換可換股票據而省回的利息費用	**6,345**
計算每股攤薄盈利所用的調整後股東應佔溢利	**121,854**

14. 分類報告

分類資料按集團業務及經營地區作分類。業務分類因與集團內部財務報告較相關而作為主要呈報方式。

按業務分類

本集團包括以下主要業務分類：

馬口鐵	：生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料
鮮活商品代理	：代理鮮活商品
飼料生產及牲畜飼養	：產銷飼料、豬隻養殖及經銷
食品貿易	：買賣食品商品
物業租賃	：出租物業以產生租金收入

14. 分類報告 *(續)*

按業務分類 *(續)*

	二零零二年							
	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養	食品貿易	物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	565,906	977,642	141,474	69,626	28,372	—	—	1,783,020
分類間收益	910	—	—	—	—	(910)	—	—
其他外部客戶收益	—	—	—	—	—	—	16,505	16,505
合計	566,816	977,642	141,474	69,626	28,372	(910)	16,505	1,799,525
分類業績	90,537	14,433	(5,314)	1,190	19,202			120,048
未分配經營收入及費用								(8,817)
經營溢利								111,231
融資成本								(12,045)
應佔聯營公司溢利減虧損	—	(134)	—	107	—		10,603	10,576
非經營收入								35,989
非經營費用								(18,812)
稅項								(9,747)
少數股東權益								(1,683)
股東應佔溢利								115,509
年度折舊	5,897	158	4,513	4	577			
年度減值虧損	—	—	16,466	—	—			

14. 分類報告 *(續)*

按業務分類 *(續)*

	二零零一年								
	馬口鐵 千元	鮮活商品代理 千元	飼料生產及牲畜飼養 千元	食品貿易 千元	物業租賃 千元	已終止超級市場業務 千元 (附註3)	分類間對銷 千元	未分配 千元	綜合 千元
來自外部客戶的收益	44,825	1,260,672	189,556	45,345	2,045	276,907	–	–	1,819,350
分類間收益	–	10	–	4,899	–	–	(4,909)	–	–
其他外部客戶收益	–	–	–	–	–	12,561	–	4,376	16,937
合計	44,825	1,260,682	189,556	50,244	2,045	289,468	(4,909)	4,376	1,836,287
分類業績	4,932	17,633	(1,190)	2,070	1,480	(17,634)			7,291
未分配經營收入及費用									(13,354)
經營虧損									(6,063)
融資成本									(1,273)
應佔聯營公司溢利減虧損	–	142	–	364	–	–		(12,726)	(12,220)
非經營收入									106,568
非經營費用									(74,577)
稅項									(2,819)
少數股東權益									41,902
股東應佔溢利									51,518
年度折舊	506	215	7,990	–	94	6,086			
年度減值虧損	–	235	11,948	–	–	–			

14. 分類報告 *(續)*

按業務分類 *(續)*

	二零零二年						
	馬口鐵	鮮活商品代理	飼料生產及牲畜飼養	食品貿易	物業租賃	分類間對銷	綜合
	千元	*千元*	*千元*	*千元*	*千元*	*千元*	*千元*
分類資產	456,199	38,078	94,509	13,699	207,763	(43,883)	766,365
佔聯營公司權益	—	516	—	—	—		516
未分配資產							196,172
總資產							963,053
分類負債	151,265	41,755	21,594	10,076	49,235	(43,883)	230,042
計息借款							59,012
可換股票據							80,000
未分配負債							79,012
總負債							448,066
年內產生的資本開支	2,041	69	604	88	9,241		

14. 分類報告 *(續)*

按業務分類 *(續)*

	二零零一年							
	馬口鐵 千元	鮮活商品代理 千元	飼料生產及牲畜飼養 千元	食品貿易 千元	物業租賃 千元	已終止超級市場業務 千元 (附註3)	分類間對銷 千元	綜合 千元
分類資產	411,389	42,404	122,664	13,926	120,363	6,698	(49,785)	667,659
佔聯營公司權益	–	652	–	275	–	–		927
未分配資產								289,738
總資產								958,324
分類負債	112,414	59,343	29,465	12,337	52,080	13,205	(49,785)	229,059
計息借款								105,877
可換股票據								185,000
未分配負債								65,019
總負債								584,955
年內產生的資本開支	31	248	4,538	–	1,597	1,676		

14. 分類報告（續）

經營地區分類

本集團之業務主要在兩個主要經濟地區。集團在香港主要經營鮮活食品代理，而集團大部份其他業務則在中國（香港除外）經營。

按經營地區分類呈列資料時，分類收益乃按顧客地區分佈計算。分類資產及資本開支則按資產之地區分佈計算。

	二零零二年		
	中國 *千元*	香港 *千元*	其他地區 *千元*
來自外部客戶收益	**734,553**	**1,027,324**	**21,143**
分類資產	**703,395**	**106,853**	**—**
資本開支	**11,886**	**157**	**—**

	二零零一年		
	中國 *千元*	香港 *千元*	其他地區 *千元*
來自外部客戶收益	249,814	1,554,762	14,774
分類資產	632,179	85,265	—
資本開支	6,168	1,922	—

15. 固定資產

(a) 本集團

	持作自用的土地及建築物 千元	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：							
於二零零二年一月一日	335,799	5,140	144,839	5,055	490,833	104,044	594,877
滙兑調整	(69)	—	(67)	(62)	(198)	(43)	(241)
增置	474	743	2,344	—	3,561	8,748	12,309
出售	(2,244)	(2,053)	(504)	—	(4,801)	—	(4,801)
轉撥	(125,154)	—	—	—	(125,154)	48,085	(77,069)
重估盈餘	—	—	—	—	—	17,214	17,214
於二零零二年十二月三十一日	**208,806**	**3,830**	**146,612**	**4,993**	**364,241**	**178,048**	**542,289**
代表：							
成本	208,806	3,830	146,612	4,993	364,241	—	364,241
估值 — 二零零二年	—	—	—	—	—	178,048	178,048
	208,806	3,830	146,612	4,993	364,241	178,048	542,289
累計折舊：							
於二零零二年一月一日	119,753	5,126	69,424	2,728	197,031	—	197,031
滙兑調整	(38)	—	(46)	(61)	(145)	—	(145)
本年度折舊	4,818	288	6,810	446	12,362	—	12,362
減值虧損	14,955	—	3,468	389	18,812	—	18,812
出售時回撥	(1,047)	(1,914)	(451)	—	(3,412)	—	(3,412)
轉撥	(77,069)	—	—	—	(77,069)	—	(77,069)
於二零零二年十二月三十一日	**61,372**	**3,500**	**79,205**	**3,502**	**147,579**	**—**	**147,579**
賬面淨值：							
於二零零二年十二月三十一日	**147,434**	**330**	**67,407**	**1,491**	**216,662**	**178,048**	**394,710**
於二零零一年十二月三十一日	216,046	14	75,415	2,327	293,802	104,044	397,846

15. 固定資產 *(續)*

(b) 本公司

	持作自用的土地及建築物 千元	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：							
於二零零二年一月一日	104,129	5,127	2,468	1,869	113,593	13,200	126,793
增置	—	209	57	—	266	—	266
出售	—	(2,039)	(83)	—	(2,122)	—	(2,122)
轉撥	(104,129)	—	—	—	(104,129)	36,963	(67,166)
重估虧損	—	—	—	—	—	(263)	(263)
於二零零二年十二月三十一日	**—**	**3,297**	**2,442**	**1,869**	**7,608**	**49,900**	**57,508**
代表：							
成本	—	3,297	2,442	1,869	7,608	—	7,608
估值—二零零二年	—	—	—	—	—	49,900	49,900
	—	3,297	2,442	1,869	7,608	49,900	57,508
累計折舊：							
於二零零二年一月一日	64,153	4,587	960	1,858	71,558	—	71,558
本年度折舊	667	285	248	11	1,211	—	1,211
減值虧損	2,346	—	—	—	2,346	—	2,346
出售時回撥	—	(1,905)	(70)	—	(1,975)	—	(1,975)
轉撥	(67,166)	—	—	—	(67,166)	—	(67,166)
於二零零二年十二月三十一日	**—**	**2,967**	**1,138**	**1,869**	**5,974**	**—**	**5,974**
賬面淨值：							
於二零零二年十二月三十一日	**—**	**330**	**1,304**	**—**	**1,634**	**49,900**	**51,534**
於二零零一年十二月三十一日	39,976	540	1,508	11	42,035	13,200	55,235

15. 固定資產 *(續)*

(c) 物業的賬面淨值分析如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	*千元*	*千元*	*千元*
於香港以長期租賃持有	**49,900**	53,176	**49,900**	53,176
於中國其他地區以中期租賃持有	**275,582**	266,914	**—**	–
	325,482	320,090	**49,900**	53,176

(d) 本集團及本公司位於香港的投資物業於二零零二年十二月三十一日由永利行評值顧問有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估為49,900,000元(二零零一年：13,200,000元)。本集團位於中國的投資物業128,148,000元(二零零一年：90,844,000元)，由一所中國獨立的物業估值師行廣州中天衡房地產評估有限公司 – 中國註冊房地產估價師於二零零二年十二月三十一日按公開市值基準作出重估。

於本集團，扣除少數股東權益後之重估盈餘16,339,000元(二零零一年：263,000元)，已撥往投資物業重估儲備(附註29(a))。於本公司，重估虧損263,000元(二零零一年：重估盈餘263,000元已撥往投資物業重估儲備)已沖減投資物業重估儲備(附註29(b))。

15. 固定資產(續)

(e) 本集團根據經營租賃租出投資物業，若干養豬場及機器。該等租賃初期為期一至二十八年，期滿後可於重新磋商所有條款後續期。該等租賃概無包括或然租金。

本集團及本公司持作經營租賃用途的投資物業的賬面值總額分別達178,048,000元(二零零一年：104,044,000元)及49,900,000元(二零零一年：13,200,000元)。本集團持作經營租賃用途的養豬場及機器的賬面值分別達13,170,000元(二零零一年：13,175,000元)及26,481,000元(二零零一年：零元)。有關累計折舊及減值虧損分別為13,170,000元(二零零一年：10,443,000元)及21,607,000元(二零零一年：零元)。

根據不可解除的經營租賃在日後應收的最低租賃款項總數如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	*千元*	*千元*	*千元*
一年內	**21,732**	19,333	**1,969**	419
一年後但五年內	**61,171**	42,449	**3,051**	106
五年後	**37,716**	33,321	**—**	—
	120,619	95,103	**5,020**	525

(f) 於年內，本集團及本公司因改變意圖而出租物業予第三者，經減去減值虧損之物業賬面值分別為48,085,000元(二零零一年：12,937,000元)及36,963,000元(二零零一年：12,937,000元)已轉往投資物業。

(g) 本集團若干土地及建築物10,369,000元(二零零一年：10,373,000元)已抵押予銀行作為授予一名少數股東的貸款8,476,000元(二零零一年：8,480,000元)的抵押。已於以前年度的財務報表內提撥10,369,000元(二零零一年：10,373,000元)準備。

16. 佔附屬公司權益

	本公司	
	二零零二年 千元	二零零一年 千元
非上市股份(按成本值)	**281,610**	281,610
應收附屬公司款項	**649,541**	671,588
	931,151	953,198
減:減值虧損	**(617,047)**	(620,198)
	314,104	333,000

附屬公司(除另有註明外,附屬公司均在香港註冊成立)的詳情載於附註36。該等附屬公司全部按附註1(c)界定為受控制附屬公司,並已在本集團的財務報表中綜合計算。未綜合至財務報表的正進行清盤公司詳情載於附註37。

17. 佔聯營公司權益

	本集團		本公司	
	二零零二年 千元	二零零一年 千元	二零零二年 千元	二零零一年 千元
非上市股份(按成本值)	**—**	—	**245,530**	245,785
應佔資產淨值	**124,837**	114,836	**—**	—
應收聯營公司款項	**26,427**	37,402	**26,419**	37,394
	151,264	152,238	**271,949**	283,179
減:減值虧損	**—**	—	**(122,568)**	(131,876)
	151,264	152,238	**149,381**	151,303

應收聯營公司款項包括黃龍食品工業有限公司貸款25,507,000元(二零零一年:35,990,000元),有關詳情於附註33(c)披露。

聯營公司(除另有註明外,聯營公司均在香港註冊成立)的詳情載於附註38。

18. 證券

(a) 投資證券

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	*千元*	*千元*	*千元*
非上市股票（按成本值）	**1,079**	1,079	**1,000**	1,000

(b) 其他證券

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	*千元*	*千元*	*千元*
香港上市股票（按市值）	**2,813**	14,240	**2,813**	14,240

19. 遞延稅項資產

(a) 遞延稅項資產變動包括：

	本集團	
	二零零二年	二零零一年
	千元	*千元*
於一月一日	**4,957**	—
透過收購附屬公司增加	**—**	4,957
撥轉自損益表（附註9）	**807**	—
於十二月三十一日	**5,764**	4,957

19. 遞延稅項資產 *(續)*

(b) 本集團的遞延稅項資產的主要組成部份載列如下：

	二零零二年		二零零一年	
		未確認		未確認
	已確認	潛在資產	已確認	潛在資產
	千元	*千元*	*千元*	*千元*
準備	**5,764**	**—**	4,957	—
稅項虧損	**—**	**399,663**	—	398,000
	5,764	**399,663**	4,957	398,000

(c) 本公司的遞延稅項資產的主要組成部份載列如下：

	二零零二年		二零零一年	
		未確認		未確認
	已確認	潛在資產	已確認	潛在資產
	千元	*千元*	*千元*	*千元*
稅項虧損	**—**	**382,424**	—	389,398

(d) 董事認為按帳面值出售的投資物業所產生的資本性增值乃免稅的。因此沒有為該等物業的重估盈餘作出遞延稅項撥備。

20. 負商譽

	本集團
	千元
成本值：	
於二零零二年一月一日	20,250
本年度攤銷(附註8(c))	(1,557)
於二零零二年十二月三十一日	**18,693**

負商譽將按14年期以直線基準確認為收入。本年度負商譽的攤銷已計入綜合損益表中的「其他經營費用」中。

21. 存貨

	本集團	
	二零零二年	二零零一年
	千元	千元
原材料	**39,746**	47,146
在製品	**—**	24
製成品	**26,566**	29,898
零備件及消耗品	**371**	269
	66,683	77,337

存貨中包括6,235,000元(二零零一年：零元)以成本或估計可變現淨值兩者較低的撥備後款額例賬的制成品。年末並沒有存貨數額撇減回撥至估計可變現淨值(二零零一年：15,738,000元)。於二零零一年十二月三十一日，由於該等存貨大部份乃按高於賬面值出售，故此將存貨降值準備撥回損益表。

22. 業務及其他應收款項

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	千元	千元	千元
業務應收賬款	**39,736**	43,834	**—**	—
應收票據	**61,610**	39,402	**—**	—
其他應收款項、訂金及預付款	**13,798**	16,870	**2,635**	10,351
應收少數股東款項減準備	**909**	1,698	**—**	—
應收同母系附屬公司款項	**347**	140	**163**	1
應收關連公司款項減準備	**23**	932	**—**	—
	116,423	102,876	**2,798**	10,352

計入業務及其他應收款項為預期可於一年後收回的結餘639,000元(二零零一年：1,301,000元)。

包括在業務及其他應收款項的為業務應收賬款及應收票據(減呆壞賬準備)，以發票日期分類之賬齡分析如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	千元	千元	千元
一個月內	**40,931**	42,174	**—**	—
一至三個月	**37,712**	20,427	**—**	—
超過三個月但少於十二個月	**22,599**	19,332	**—**	—
超過一年但少於兩年	**104**	1,303	**—**	—
	101,346	83,236	**—**	—

本集團有一套既定政策，信貸期由須預付至不超過180日(二零零一年：90日)。

23. 現金及現金等價物

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	*千元*	*千元*	*千元*
銀行存款	**173,338**	46,093	**23,005**	31,435
銀行存款及現金	**69,672**	181,908	**819**	19,372
	243,010	228,001	**23,824**	50,807

24. 計息借款

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	*千元*	*千元*	*千元*
無抵押銀行貸款	**3,898**	4,240	**—**	—
無抵押其他貸款	**55,114**	101,637	**—**	—
	59,012	105,877	**—**	—

於二零零二年十二月三十一日，本集團的貸款中包括了一筆為數3,898,000元(二零零一年：4,240,000元)的貸款由本集團一名少數股東提供擔保。其他貸款均為無抵押、按通知還款及按息率6.5厘至7.6厘(二零零一年：1厘至7.5厘)計息。

於二零零二年十二月三十一日，計息借款的還款期分析如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	*千元*	*千元*	*千元*
一年內或按通知	**59,012**	105,877	**—**	—

25. 業務及其他應付款項

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	千元	千元	千元
業務應付賬款	**61,172**	74,524	**3,359**	3,525
其他應付款項及應計提費用	**174,790**	177,026	**34,698**	37,018
應付聯營公司款項	**1,702**	4,049	**—**	—
應付少數股東款項	**3,993**	3,474	**—**	—
應付控股公司及同母系附屬公司款項	**46,676**	18,256	**201**	202
應付關連公司款項	**391**	264	**464**	260
	288,724	277,593	**38,722**	41,005

預期將於一年後付清的業務及其他應付款項為2,149,000元(二零零一年:608,000元)。

包括在業務及其他應付款項的為業務應付賬款,其賬齡分析如下:

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	千元	千元	千元
一個月內或接獲通知時到期	**61,092**	74,524	**3,359**	3,525
三個月後但十二個月內到期	**10**	—	**—**	—
超過兩年	**70**	—	**—**	—
	61,172	74,524	**3,359**	3,525

26. 可換股票據

於二零零一年十二月三日，本公司發行可換股票據185,000,000元予Richway Resources Limited，作為收購中粵材料有限公司的部分代價。該等票據按固定年息率4.5厘計息，並可於任何營業日(除卻本公司暫停辦理本公司股份過戶登記期間或於二零零六年十二月三日到期日前十個營業日)轉換為本公司的普通股，初步換股價為每股0.155元，於若干情形下可予調整。

年內，金額為數105,000,000元的可換股票據以現金及按票面值被贖回。

27. 權益計酬福利

為使董事及僱員與股東之間的利益能夠一致，本公司於一九九四年十一月二十一日實行採納一項購股權計劃(「一九九四年購股權計劃」)。根據該等計劃，董事獲授權向個別本公司或其附屬公司的董事及僱員提出，邀請其認購董事授出的購股權以認購本公司股份。按一九九四年購股權計劃，提出的邀請可自該邀請發出日起二十一天內以書面接納。授出的購股權可於授出日起至自授出日計四年之最後一天或二零零四年十一月二十日兩日較早之日的期間行使。該一九九四年購股權計劃將於二零零四年十一月二十日屆滿。

其後，為了使公司的購股權計劃條款能與時併進，從而為董事提供更大的彈性，本公司於二零零一年八月二十四日採納一項新購股權計劃(「二零零一年購股權計劃」)。根據該等計劃，董事獲授權向個別本公司或其附屬公司的全職受聘僱員，包括執行董事，但不含非執行董事，邀請其認購董事授出的購股權以認購本公司股份。按二零零一年購股權計劃，提出的邀請可由認購者以10元的代價支付予本公司及自該邀請發出日起二十一天內以書面接納。購股權可於授出日之後滿三個月起至五年期間內行使。每一股購股權只能認購一股本公司股份。該二零零一年購股權計劃將會於二零一一年八月二十三日屆滿。

27. 權益計酬福利 *(續)*

(a) 購股權變動

	二零零二年 *數目*	二零零一年 *數目*
於一月一日	**302,200,000**	77,235,000
授出	**—**	291,500,000
行使	**(55,000,000)**	(3,000,000)
失效	**(71,200,000)**	(63,535,000)
於十二月三十一日	**176,000,000**	302,200,000
於十二月三十一日的既得購股權	**176,000,000**	302,200,000

(b) 於資產負債表日未屆滿及未行使購股權的條款

授出日	購股權行使期	每股行使價	二零零二年 *數目*	二零零一年 *數目*
二零零一年 八月二十四日	二零零一年 十一月二十六日 至二零零六年 十一月二十五日	0.1495元	**176,000,000**	287,000,000
一九九八年 二月十一日	一九九九年 二月十二日至 二零零二年 二月十日	0.4295元	**—**	15,200,000
			176,000,000	302,200,000

28. 股本

	二零零二年		二零零一年	
	股份數目 *(千股)*	*千元*	股份數目 *(千股)*	*千元*
法定股本：				
每股面值0.1元的普通股	**15,000,000**	**1,500,000**	15,000,000	1,500,000
已發行及繳足股本：				
於一月一日	**8,943,333**	**894,333**	909,509	90,951
根據購股權計劃發行股份(附註(a))	**55,000**	**5,500**	3,000	300
根據公開發售發行股份(附註(b))	—	—	7,730,824	773,082
根據配售發行股份(附註(c))	—	—	300,000	30,000
於十二月三十一日	**8,998,333**	**899,833**	8,943,333	894,333

附註：

(a) 於二零零二年一月份，認購本公司55,000,000股每股0.1元普通股的購股權被行使；代價為8,223,000元，其中5,500,000元已列賬為股本，餘數2,723,000元列賬為股份溢價。

(b) 作為重組(附註6(v))的一部份，本公司向其股東(不包括海外股東)公開發售股份，發行基準為按每持有2股現有股份獲發行17股股份(「公開發售」)。根據公開發售按面值發行的股份數目為7,730,824,137股。公開發售所得款項用作償還本公司的直接控股公司廣東控股有限公司所提供的臨時貸款773,000,000元。

(c) 於二零零一年八月八日，廣東控股有限公司訂立配售及認購協議，據此，廣東控股有限公司按每股0.17元的價格配售300,000,000股本公司股本中現有股份予獨立投資者，而廣東控股有限公司按相同價格認購300,000,000股每股面值0.1元的新股份，該等新股份在各方面均與現有已發行股份享有同等地位(「配售」)。配售於二零零一年八月完成。

29. 儲備

(a) 本集團

	股份溢價	資本贖回儲備	資本儲備	滙兌變動儲備	投資物業重估儲備	其他儲備	累計虧損	總額
	千元	千元	千元	千元	千元	千元	千元	千元
於二零零一年一月一日	1,723,840	971	48,157	(2,458)	–	1,197	(2,386,287)	(614,580)
綜合產生的滙兌差額	–	–	2	(328)	–	4	–	(322)
本年度溢利	–	–	–	–	–	–	51,518	51,518
重估盈餘(附註15(d))	–	–	–	–	263	–	–	263
根據配售發行股份	19,520	–	–	–	–	–	–	19,520
根據購股權計劃發行股份	149	–	–	–	–	–	–	149
應佔聯營公司儲備	–	–	424	1,854	–	25	–	2,303
附屬公司清盤變現的儲備	–	–	–	1,790	–	–	–	1,790
重新分類	–	–	230	–	–	(230)	–	–
轉撥往法定儲備	–	–	237	–	–	323	(560)	–
於二零零一年十二月三十一日	1,743,509	971	49,050	858	263	1,319	(2,335,329)	(539,359)
於二零零二年一月一日	1,743,509	971	49,050	858	263	1,319	(2,335,329)	(539,359)
綜合產生的滙兌差額	—	—	—	(128)	—	—	—	(128)
本年度溢利	—	—	—	—	—	—	115,509	115,509
重估盈餘(附註15(d))	—	—	—	—	16,339	—	—	16,339
根據購股權計劃發行股份	2,723	—	—	—	—	—	—	2,723
應佔聯營公司儲備	—	—	—	(53)	—	—	—	(53)
轉撥往法定儲備	—	—	—	—	—	1,844	(1,844)	—
於二零零二年十二月三十一日	**1,746,232**	**971**	**49,050**	**677**	**16,602**	**3,163**	**(2,221,664)**	**(404,969)**

29. 儲備 *(續)*

(a) 本集團 *(續)*

於二零零二年十二月三十一日的累計虧損包括聯營公司應佔虧損48,431,000元(二零零一年：58,753,000元)。

股份溢價及資本贖回儲備的運用分別受香港《公司條例》第48B及49H條的規管。

已設立資本儲備、滙兑變動儲備及重估儲備，並將根據就於二零零一年一月一日前收購附屬公司及聯營公司所產生的商譽／資本儲備、外幣換算及物業重估(附註1)而採納的會計政策予以處理。其他儲備指於中國成立的實體的法定儲備。

(b) 本公司

	股份溢價 千元	資本 贖回儲備 千元	資本儲備 千元	投資物業 重估儲備 千元	累計虧損 千元	總額 千元
於二零零一年一月一日	1,723,840	971	48,157	—	(2,230,377)	(457,409)
根據配售發行股份	19,520	—	—	—	—	19,520
根據購股權計劃發行股份	149	—	—	—	—	149
重估盈餘(附註15(d))	—	—	—	263	—	263
本年度虧損	—	—	—	—	(101,470)	(101,470)
於二零零一年十二月三十一日	1,743,509	971	48,157	263	(2,331,847)	(538,947)
於二零零二年一月一日	1,743,509	971	48,157	263	(2,331,847)	(538,947)
根據購股權計劃發行股份	2,723	—	—	—	—	2,723
重估虧損(附註15(d))	—	—	—	(263)	—	(263)
本年度溢利	—	—	—	—	60,799	60,799
於二零零二年十二月三十一日	**1,746,232**	**971**	**48,157**	—	**(2,271,048)**	**(475,688)**

於二零零一年及二零零二年十二月三十一日，本公司並無可供分派予股東之儲備。

30. 綜合現金流量表附註

(a) 購買附屬公司

	二零零一年 千元
已收購淨資產：	
固定資產	282,731
遞延稅項資產	4,957
存貨	58,323
業務及其他應收款項	61,089
銀行存款及現金	116,692
計息借款	(117,391)
業務及其他應付款項	(125,686)
稅項	(3,219)
少數股東權益	(14,942)
	262,554
綜合產生的負商譽	(20,250)
	242,304
透過下列方式支付：	
一以現金支付	55,000
一須付收購成本	2,304
一發行可換股票據	185,000
	242,304

30. 綜合現金流量表附註(續)

(b) 就購買附屬公司的現金及現金等價物淨流入的分析

	二零零一年 千元
現金代價	(55,000)
收購所得的銀行存款及現金	116,692
就購買附屬公司的現金及現金等價物淨流入	61,692

(c) 已清盤的附屬公司

	二零零一年 千元
已清盤負債淨額:	
固定資產	61,698
存貨	60,653
應收賬款、應收票據、訂金及預付款項	29,539
應收少數股東款項	18,348
現金及現金等價物	14,132
應付賬款及應計提費用	(164,164)
少數股東貸款	(8,700)
欠最終控股公司及同母系附屬公司款項	(62)
少數股東權益	(18,062)
	(6,618)
解除儲備	1,790
	(4,828)

30. 綜合現金流量表附註(續)

(d) 重大的非現金交易

集團之貸款人於年內將一筆計息借款46,500,000元轉讓予一間同母系附屬公司Richway Resources Limited。

31. 或然負債

於二零零二年十二月三十一日的或然負債如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	千元	*千元*	*千元*	*千元*
就給予一間聯營公司的銀行融資向銀行作出的擔保	—	2,340	—	2,340

32. 承擔

(a) 於二零零二年十二月三十一日未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團	
	二零零二年	二零零一年
	千元	*千元*
已訂約	**1,348**	35,447
已授權但未訂約	**2,825**	10,474
	4,173	45,921

32. 承擔 *(續)*

(b) 於二零零二年十二月三十一日根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下：

	本集團	
	二零零二年	二零零一年
	千元	*千元*
一年內	**707**	442
一年後但五年內	**915**	65
	1,622	507

本集團根據經營租賃租用多項物業。租賃初步為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零二年十二月三十一日，本公司已承諾提供6,489,000元（二零零一年：6,489,000元）資金予本集團一間聯營公司。

33. 重大關連交易

本年度依董事認為對本集團而言屬重大的關連交易總結如下：

	附註	二零零二年 千元	二零零一年 千元
銷售貨品予關連公司	(b)	**7,712**	44,207
從關連公司採購貨品	(b)	**24,525**	24,952
從一間聯營公司收取利息	(c)	**2,340**	3,095
出售聯營公司之收益淨額		**427**	—
發行可換股票據予一間同母系附屬公司	26	**—**	185,000
就提早贖回可換股票據支付予一間同母系附屬公司的現金	26	**105,000**	—
就收購附屬公司支付予一間同母系附屬公司的現金		**—**	55,000
從關連公司收取管理費		**1,010**	3,498
應付直接控股公司代墊的費用		**833**	1,786
應付一間同母系附屬公司的可換股債券利息		**6,345**	639
收取直接控股公司的補貼		**5,712**	—
提供水電及租賃予一間同母系附屬公司		**3,187**	266

附註：

(a) 於十二月三十一日與關連公司的結餘包括在資產負債表應收／應付有關人士的款項內。該等結餘乃免息及無固定還款期，惟該等在下文附註(c)披露者除外。

(b) 銷售／採購貨品的關連公司包括聯營公司及非全資擁有附屬公司之少數股東。

33. 重大關連交易 *(續)*

附註：(續)

(c) 一九九九年，本公司與聯營公司黃龍食品工業有限公司訂立一項無抵押股東貸款協議。根據此協議，本公司向該聯營公司提供墊款6,700,000美元，並按年息率7.8厘計息。該筆款項須由二零零零年一月一日起計五年內悉數償還，而本金及利息須每年支付兩次。於結算日，該聯營公司欠款及應收該聯營公司的利息分別為25,507,000元(二零零一年：35,990,000元)及920,000元(二零零一年：1,400,000元)。

34. 退休福利計劃

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃(「強積金計劃」)。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按有關僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000元為上限(「上限」)。超出上限的款額乃為僱主及僱員作為強積金計劃的自願供款。強積金計劃的強制供款歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團派駐香港以外地區工作的僱員受到當地適用的安排保障。

截至二零零二年十二月三十一日止年度，計入損益表的本集團退休金費用達2,572,000元(二零零一年：2,251,000元)。本年度退還的沒收供款為2,039,000元(二零零一年：2,934,000元)。

35. 最終控股公司

董事認為於二零零二年十二月三十一日的最終控股公司是於中國成立的廣東粵港投資控股有限公司。

36. 附屬公司清單

於二零零二年十二月三十一日的附屬公司的詳情如下：

附屬公司名稱	主要經營國家/地點	所持股份類別	已發行及繳足股本/註冊股本	下列公司所持已發行股本/註冊股本的面值比例 本公司	附屬公司	主要業務
東莞廣南畜牧發展有限公司*	中國	不適用	24,720,000元	51%	–	豬隻養殖及經銷
東莞金皇食品有限公司#	中國	不適用	人民幣40,000,000元	–	100%	豬隻養殖及經銷
高要廣南畜牧發展有限公司*	中國	不適用	3,759,000美元	51%	–	豬隻養殖及經銷
廣州經濟技術開發區廣之傑倉儲有限公司*	中國	不適用	6,500,000美元	–	80%	暫無營業
Gain First Investments Limited (於英屬處女群島註冊成立)	香港	普通股	1美元	100%	–	投資控股
廣南倉儲有限公司	香港	普通股	10,000,000元	–	100%	投資控股
廣南鮮活食品有限公司	香港	普通股	1,000,000元	100%	–	經銷鮮活食品
廣南超市(中國)有限公司	香港	普通股	2元	100%	–	暫無營業

36. 附屬公司清單(續)

附屬公司名稱	主要經營國家/地點	所持股份類別	已發行及繳足股本/註冊股本	下列公司所持已發行股本/註冊股本的面值比例		主要業務
				本公司	附屬公司	
廣南超市發展有限公司	香港	普通股	135,742,220元	100%	–	投資控股
廣南貿易發展有限公司	香港	普通股	73,916,728元	100%	–	食品貿易
廣南(湛江)家豐飼料有限公司#	中國	不適用	5,000,000元	100%	–	生產及經銷飼料
興龍國際有限公司	香港	普通股	100,000元	100%	–	經銷玉米加工食品及飼料產品
金皇食品投資有限公司(於英屬處女群島註冊成立)	香港	普通股	1,000,000元	100%	–	投資控股
金皇食品投資有限公司	香港	普通股	1,000,000元	–	100%	投資控股
南昌(香港)有限公司	香港	普通股	7,000,000元	100%	–	暫無營業
中粵材料有限公司	香港	普通股	10元	–	100%	經銷用於生產馬口鐵產品的原材料
		無投票權遞延股	230,000,000元	–	–	

36. 附屬公司清單 *(續)*

附屬公司名稱	主要經營國家／地點	所持股份類別	已發行及繳足股本／註冊股本	下列公司所持已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
中山市山海實業有限公司*	中國	不適用	人民幣45,600,000元	–	95%	物業發展及租賃
中山中粵馬口鐵工業有限公司*	中國	不適用	26,906,200美元	–	95%	生產及銷售馬口鐵產品

* 於中國成立的中外合資企業

\# 於中國成立的外商獨資企業

37. 清盤中的公司清單

正進行或已入稟法院申請清盤的公司的詳情如下：

公司名稱	主要經營國家／地點	所持股份類別	已發行及繳足股本／註冊股本	下列公司所持已發行股本／註冊股本的面值比例 本公司	附屬公司
廣南(KK)超級市場有限公司*	香港	普通股	20,000,000元	–	70%
祥康超級市場有限公司**	香港	普通股	2,000,000元	–	100%
康健貿易有限公司**	香港	普通股	4,500,000元	–	100%

37. 清盤中的公司清單 *(續)*

公司名稱	主要經營國家／地點	所持股份類別	已發行及繳足股本／註冊股本	下列公司所持已發行股本／註冊股本的面值比例	
				本公司	附屬公司
豪盛有限公司***	香港	普通股	100元	–	100%
廣東廣南天美食品發展有限公司##	中國	不適用	人民幣34,820,000元	–	55%

* 於二零零一年六月開始清盤的公司。

** 於二零零二年十月舉行股東及債權人最終會議。

*** 於二零零三年一月舉行股東及債權人最終會議。

於中國成立的中外合資企業，並於二零零一年七月被入稟法院申請清盤。

38. 聯營公司清單

於二零零二年十二月三十一日的聯營公司的詳情如下：

聯營公司名稱	主要經營國家／地點	所持股份類別	下列公司所持已發行股本／註冊股本的面值比例		主要業務
			本公司	附屬公司	
香港果菜碼頭有限公司	香港	普通股	20%	–	果菜批發
黃龍食品工業有限公司*	中國	不適用	40%	–	加工及銷售玉米食品及飼料產品
中山寶利食品有限公司*	中國	不適用	30%	–	罐頭食品加工

* 於中國成立的中外合資企業

年內，本集團曾進行以下關連交易並須根據上市規則之披露規定於週年報告內予以披露。以下第1(a)，1(b)及2項所述之交易為持續關連交易：而香港聯合交易所有限公司(「聯交所」)已就該等持續關連交易授予有條件豁免嚴格遵守上市規則第14.25(1)條之披露規定。

有關關連交易詳情如下：

1(a). 中山市山海實業有限公司(「山海實業」)就向粵海裝飾材料(中山)有限公司(「粵海飾料」)出租中山一幅土地及提供員工宿舍及水電供應(「租賃」)而於其日常業務過程中按一般商業條款訂立之協議，成為本公司之關連交易。粵海飾料乃廣東控股有限公司(「廣東控股」)之附屬公司，而廣東控股則為本公司一位主要股東。有關租賃詳情載於本公司於二零零一年十一月五日刊發之通函內。

1(b). 中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)於其日常業務過程中按一般商業條款向粵海飾料提供水電(「供電／供水安排」)成為本公司之關連交易。有關供電／供水安排之詳情載於本公司於二零零一年十一月五日刊發之通函內。

所有獨立非執行董事已審閱上文1(a)及1(b)(合稱「山海及馬口鐵交易」)段所述截至二零零二年十二月三十一日止年度之交易及確認該等交易乃：

(i) 由本公司、山海實業與中粵馬口鐵於彼等之日常業務過程中訂立；

(ii) 按一般商業條款或就本公司股東而言屬公平合理之條款而訂立；及

(iii) 根據管轄租賃及供電／供水安排之協議條款或不遜於給予或來自獨立第三者之該等條款訂立。

所有獨立非執行董事亦確認，截至二零零二年十二月三十一日期間租賃及供電／供水安排所涉總金額並不超逾上限金額(租賃為港幣2,000,000元及供電／供水安排為港幣2,700,000元)或低於本集團截至二零零二年十二月三十一日之經審核有形資產淨值之賬面值3%。

本公司之核數師亦已審閱山海及馬口鐵交易，並於其致本公司董事會之函件(有關副本已提交聯交所)中確認：

(i) 山海及馬口鐵交易已獲本公司之董事會批准；

(ii) 山海及馬口鐵交易之訂立，按其所涉總金額並不超逾上限金額(租賃上限金額為港幣2,000,000元及供電／供水安排為港幣2,700,000元)或低於在二零零二年十二月三十一日本集團之經審核有形資產淨值之賬面值3%；及

(iii) 山海及馬口鐵交易已按管轄該交易之協議條款或按不遜於給予或來自獨立第三者之該等條款訂立。

2. 東莞廣南畜牧發展有限公司(「東莞廣南」)、廣東省東莞食品進出口公司大嶺山豬場(「大嶺山豬場」)、東莞廣利飼料公司(「東莞廣利」)及廣東省東莞食品進出口公司(「東莞食出」)進行關連交易包括：(a)向大嶺山豬場購買疫苗及牲畜；(b)向東莞食出出售牲畜；及(c)向東莞廣利購買飼料及添加劑(合稱「東莞廣南交易」)。東莞廣南交易詳情載於本公司於二零零二年七月十一日刊登之公告內。

所有獨立非執行董事已審閱截至二零零二年十二月三十一日止年度之東莞廣南交易及確認該等交易乃：

(i) 於東莞廣南於彼等之日常業務過程中訂立；

(ii) 按一般商業條款或(如無足夠可資比較的交易作為判斷該等交易是否按一般商業條款訂立)按對於東莞廣南而言不遜於給予或來自獨立第三者之該等條款訂立；及

(iii) 屬公平合理且符合本公司股東的整體利益。

所有獨立非執行董事亦確認，截至二零零二年十二月三十一日止年度每項東莞廣南交易所涉之每項總金額並不超逾上限金額港幣10,000,000元或本集團截至二零零二年十二月三十一日之經審核有形資產淨值之賬面值3%。

本公司之核數師亦已審閱東莞廣南交易，並於其致本公司董事會之函件(有關副本已提交聯交所)中確認：

(i) 東莞廣南交易已獲本公司之董事會批准；

(ii) 載於本公司於二零零二年七月十一日刊登之公告內之東莞廣南交易所涉總金額並不超逾上限金額港幣10,000,000元或低於在二零零二年十二月三十一日本集團之經審核有形資產淨值之賬面值3%；

(iii) 東莞廣南交易與本公司的訂價政策是一致，其價格取決於牲畜、疫苗、飼料及／或添加劑的一般市場價格；及

(iv) 東莞廣南交易按一般商業條款或按對於東莞廣南而言不遜於給予或來自獨立第三者之該等條款訂立。

3. 於結算日，根據高要廣南畜牧發展有限公司(「高要廣南」，為本公司擁有51%之附屬公司)的財務報表顯示，高要廣南應收廣東省高要食品進出口公司(「高要食出」)的欠款約達人民幣1,680,000元(自一九九七年的款額約人民幣153,000元結轉)。該筆款項乃無抵押及免息。本集團正與高要食出磋商償還欠款的事宜。於結算日，高要食出的欠款已全數撥備。

   高要食出擁有高要廣南49%權益並為高要廣南的主要股東，因此高要食出為本公司的關連人士。

4. 於結算日，本公司的全資附屬公司廣南超市發展有限公司(「廣南超市發展」)向本公司擁有55%股權的附屬公司廣東廣南天美食品發展有限公司(「天美」)所提供的若干貸款合共人民幣8,000,000元仍未償還。該筆借款為無抵押、按年息率介乎11.5厘至12厘計息。此外，於結算日，天美欠廣南超市發展港幣59,600,000元，此筆額乃無抵押及免息。於二零零一年七月，其主要債權人已向中國法院申請將天美清盤。按此，於結算日，天美已從本公司的綜合財務報表分拆出來，並已就天美的欠款全數撥備。

5. 於結算日，本公司擁有70%股權之廣南(KK)超級市場有限公司(「廣南KK」)欠本公司之貸款為港幣25,000,000元。該筆貸款乃用作一般營運資金，並以廣南KK之業務、物業及資產之第一浮動押記作為抵押，按港幣最優惠借貸利率計算利息。廣南KK於二零零一年六月開始清盤。按此，於結算日，廣南KK已從本公司的綜合財務報表分拆出來，並已就廣南KK的欠款全數撥備。

6. 於結算日，廣南KK尚欠本公司合共港幣108,800,000元。除為數港幣53,700,000元之若干貸款須按介乎港幣最優惠借貸利率至年息率11.5厘計息外，該筆欠款乃無抵押及免息。廣南KK於二零零一年六月開始清盤。按此，於結算日，廣南KK已從本公司的綜合財務報表分拆出來，並已就廣南KK的欠款全數撥備。

7. 於結算日，本公司的全資附屬公司廣南鮮活食品有限公司此前向廣南KK所提供的若干借款合共港幣23,500,000元仍未償還。該筆借款乃無抵押、按介乎港幣最優惠借貸利率加年息率1厘至8厘計息。廣南KK於二零零一年六月開始清盤。按此，於結算日，廣南KK已從本公司的綜合財務報表分拆出來，並已就廣南KK的欠款全數撥備。

8. 於結算日，廣南超市發展此前向廣南KK所提供之貸款合共港幣29,300,000元仍未償還，其中港幣12,500,000元為無抵押及按年息率3.5厘計息。餘款港幣16,800,000元為無抵押及免息。此外，廣南KK欠廣南超市發展港幣2,600,000元。其中港幣2,000,000元為無抵押及按介乎年息率7.75厘至8.5厘計息。剩餘欠款乃無抵押及免息。廣南KK於二零零一年六月開始清盤。按此，於結算日，廣南KK已從本公司的綜合財務報表分拆出來，並已就廣南KK的欠款全數撥備。

持作投資之主要物業

地點	現時用途	集團權益	租約類別
香港灣仔 港灣道6-8號瑞安中心 29樓	商業	100%	長期
中國廣東省中山市中山港 2號出口加工區中山市 山海實業有限公司之土地、 建築物及結構物	工業／ 住宅	95%	中期

業績

基於本公司及其若干附屬公司置存的賬冊記錄狀況，於編製本公司及本集團截至一九九八年十二月三十一日的財務報表時曾出現重大困難。一九九八年的業績比較數字因此並無相應重新分類及並列。

業績

	截至十二月三十一日止年度				
	二零零二年	二零零一年	二零零零年	一九九九年	一九九八年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額	**1,783,020**	1,819,350	2,764,198	2,864,413	5,077,724
經營溢利／(虧損)	**111,231**	(6,063)	(77,608)	(119,528)	(2,915)
非經營收入／(費用)淨額	**17,177**	31,991	1,110,287	109,168	(3,521,487)
融資成本	**(12,045)**	(1,273)	(169,441)	(203,187)	(203,456)
應佔聯營公司溢利減虧損	**10,576**	(12,220)	7,952	2,137	(59,170)
除稅前日常業務溢利／(虧損)	**126,939**	12,435	871,190	(211,410)	(3,787,028)
稅項	**(9,747)**	(2,819)	(6,018)	1,252	(5,767)
少數股東權益	**(1,683)**	41,902	885	15,939	319,518
股東應佔溢利／(虧損)	**115,509**	51,518	866,057	(194,219)	(3,473,277)
每股盈利／(虧損)					
基本	**1.28仙**	0.61仙	95仙	(21仙)	(431仙)
攤薄	**1.23仙**	不適用	不適用	不適用	不適用

資產與負債

	截至十二月三十一日				
	二零零二年	二零零一年	二零零零年	一九九九年	一九九八年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
固定資產	**394,710**	397,846	234,189	712,396	945,560
經營前開支及 其他無形資產	—	—	—	16,502	15,470
佔聯營公司權益	**151,264**	152,238	171,160	169,242	225,615
負商譽	**(18,693)**	(20,250)	—	—	—
其他非流動資產	**6,843**	6,036	—	137,648	131,707
流動資產／ (負債)淨值	**73,049**	33,848	(75,081)	(2,317,540)	(1,832,035)
總資產減流動負債	**607,173**	569,718	330,268	(1,281,752)	(513,683)
非流動負債	**(92,186)**	(196,349)	(20,257)	(33,561)	(565,692)
少數股東權益	**(20,123)**	(18,395)	(60,640)	(78,912)	(104,307)
	494,864	354,974	249,371	(1,394,225)	(1,183,682)
股本	**899,833**	894,333	90,951	90,951	90,951
儲備	**(404,969)**	(539,359)	(614,580)	(1,485,176)	(1,274,633)
直接控股公司貸款	—	—	773,000	—	—
	494,864	354,974	249,371	(1,394,225)	(1,183,682)

CONTENTS

CORPORATE INFORMATION

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
LI Xiangbin
HUI Wai Man, Lawrence

Non-executive Directors

LUO Fanyu
LIANG Jianqin

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Company Secretary

CHEUNG Mo Ching

Registered Office

15th Floor, Tianjin Building
167 Connaught Road West
Hong Kong

Solicitors

P.C. Woo & Co.
Room 1225, Prince's Building
10 Chater Road
Central
Hong Kong

Financial Adviser

Kingsway Capital Limited
5/F., Hutchison House
10 Harcourt Road
Central
Hong Kong

Auditors

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Principal Bankers

Nanyang Commercial Bank, Limited
Standard Chartered Bank

In 2002, the Group adopted a new corporate core culture with emphasis on management efficiency and performance. Through intensive management efforts, the Group took a firm hold at building the management team of companies at all levels, strengthening corporate management from the foundation to the top, integration of business resources, exploration of new business opportunities, fully exploiting our business potential and added values, reinforcing investment project monitoring and financial management and control, the Group has achieved satisfactory economic results.

For the year ended 31 December 2002, the Group's consolidated turnover was HK$1,783,020,000, which was HK$36,330,000 less than the 2001 turnover of HK$1,819,350,000, representing a decrease of 2.0%. Main reasons for the reduction were that the Group completely closed its supermarket business as from June 2001, and that its live and fresh foodstuffs distribution operation was reduced as a result of the State's deregulation of pond-fish quota management and reduction of live poultry agency quota. For 2002, the Group's profit before tax was HK$126,939,000, which was HK$114,504,000 more than that of 2001, representing an increase of 920.8%. Profit attributable to shareholders was HK$115,509,000, which was HK$63,991,000 more than that of 2001, representing an increase of 124.2%. Basic earnings per share was HK1.28 cents for 2002 and HK0.61 cents for 2001.

In 2001, the Group had ceased the supermarket business, and eliminated the loss-making part of the Group's business, and achieved a successful reacquisition of the Zhongshan Zhongyue Tinplate Industrial Co., Ltd. and Zhongshan Shan Hai Industrial Co., Ltd.. Based on this foundation, we adjusted our business plan, business focus and operation strategy in 2002, and we concentrated our attention on developing industrial projects and businesses with better future profit prospect and competitiveness. Accordingly, the tinplating and property leasing business became the new profit growth area and the major contributor of the profit of the Group, and replaced the live and fresh foodstuffs operation as the Group's core business. As the above industrial operating profits more than compensated for the reduction in profit from the live and fresh foodstuffs operation, the Group made significant improvement in 2002 over 2001 in most economic indicators except a slight decrease in turnover compared to the same period last year. This is achieved because the Group restructured its operating businesses and development strategy at the proper time, and improved corporate competitiveness, profit-generating and risk management capabilities through business synergy, altering product mix, developing new products and new business, enhancing corporate quality and profit margin. As a result, the Group restored sound asset and financial position and saw a much improved operating performance with the best operating results since the Restructuring. The present asset position of the Group is healthy; financial resources are sufficient and cost effectiveness is in a comparatively satisfactory situation.

Looking ahead in 2003, the Group's operation environment is still exceptionally challenging. The live and fresh foodstuffs distribution operation is gradually losing its policy advantages as China enters the World Trade Organization, and the livestock farming is dwindling due to changes in the market situation. However, opportunities exist where there is challenge. The Board and the management believes that if we can carry out the objective of "enhancing the quality of the management team and innovative operating systems, integrating business structures to create synergy, developing flagship businesses to increase our competitiveness", we shall nurture and develop our leading business, expedite the improvement of tinplating technology in order to boost productivity and market competitiveness, accelerate business structure reform at the same time we seek improvement in our present enterprises and businesses, and aggressively identify investment opportunities and acquire projects with potential at the proper time. The Board firmly believes that adhering to the above policies would offer a basis for increasing the Group's overall economic strength, profitability and competitiveness, and maximizing the return for our shareholders.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 11 April, 2003

Business Review

Introduction

2002 remained a year marked with operating difficulties. The tinplating operation was dampened by the trade-war in the international steel market and the State's implementation of provisional protection measures for certain category of imported steel plates. The raw steel market experienced dramatic changes and the market of the imported raw steel plates saw keener competition. Affected by the State's policies on deregulating pond fish quota management and reducing quota for livestock agencies; outbreak of Avian influenza in February and the opening up of the chilled chicken market in December, the turnover of the live and fresh foodstuffs operation dropped significantly. Infectious diseases affected livestock farming and live pigs exported and sold decreased notably. Under such a difficult business environment, the Group promptly adjusted its business strategy and decisively took the initiative to apply to the State for exemption from provisional protection measures and obtained it towards the end of 2002. The Group increased the purchases of imported raw steel plates from countries not involved in anti-dumping, scaled up production and sales of products with higher profit margin and sales of live and fresh foodstuffs under non-policy agency, implemented effective measures on prevention and cure of epidemics of livestock. Thanks to these measures, related operational risks were reduced and satisfactory results were achieved. Most of the economic indicators of the Group in 2002, except for the turnover which was slightly decreased, were remarkably improved as compared to those of the same period of 2001. Cost of sales decreased by HK$93,059,000 or 5.6%. Gross profit increased by HK$56,729,000 or 36.5%. Distribution costs decreased by HK$60,051,000 or 52.4%. Administrative expenses decreased by HK$10,956,000 or 14.9%. There is a big turnaround in operating profit and share of profits of associates. Operating profit increased by HK$117,294,000. Share of profits of associates increased by HK$22,796,000. Profit before tax increased by HK$114,504,000 or 920.8%. Profit attributable to shareholders increased by HK$63,991,000 or 124.2%. Basic earnings per share increased by HK0.67 cents or 109.8%. At present, the Group is in a good assets backing condition, with sufficient financial resources, and a healthy operation with comparatively improved profit yield.

Tinplating and Property Leasing

In 2002, amidst dramatic changes in the raw materials market with fierce competition from imported steel plates, and while final arbitration over provisional protection measures is still pending, the Group had, in response to the situation, taken active measures to explore alternative material-importing channels, heightened production and sales of higher profit margin electroplated ferrochrome products. These measures proved effective and the production, sales and profit recorded significant increase. In 2002, the production and sales of tinplating electroplated ferrochrome totalled 111,157 tons, an increase of 18,052 tons or 19.4% over those of 2001. Average product sales gross profit margin improved from 16.7% in 2001 to 21.6% in 2002, an increase of 4.9%. The newly acquired business remained buoyant, and for the year ended 31 December 2002 contributed HK$565,906,000, or 31.7% of turnover and HK$85,708,000, or 67.5% of pre-tax profit, and became the Group's core business, a major growth driver and profit contributor.

Property leasing recorded a total revenue of HK$28,372,000 for 2002, an increase of 6.2% as compared to that of 2001. In order to leverage land resource to develop industrial property leasing, the Group invested HK$8,740,000 into the construction of the second phase plants of Rugu, Zhongshan with total gross floor area of 1,230 m^2. The project was completed in July 2002 and the properties were leased out during the year.

Feed Production

Guangnan (Zhan Jiang) Jiafeng Feed Co. Ltd., the Group's wholly owned subsidiary, possesses an annual production capacity of 200,000 tons of poultry feed. In 2002, the Group overhauled the management of the company, restructured its product mix, transformed the shrimp feed production line, discontinued certain loss-making poultry feed products and focused on high value-added types of fish and shrimp feed products, resulting in continued improvement of both the operation quality and economic benefits despite the decrease in production and turnover of 37.8% and 28.1% respectively as compared to those of 2001.

The Group's feed processing operation is situated at Zhanjiang, Guangdong Province. As the aquatic food industry in Zhanjiang and the coastal areas in Hainan and Beihai, Guangxi Province are prospering, growth potential and prospect is expected within the aquatic feed market.

Live and Fresh Foodstuffs Distribution

The live and fresh foodstuffs distribution operation is the Group's traditional business. Following the PRC's accession to the World Trade Organization, the State deregulated quota management in pond fish and reduced quota for livestock agencies in January 2002. Outbreak of Avian influenza in February and the opening up of the chilled chicken market in December exacerbate the business condition further. Faced with the rapid deterioration in the business operating environment, the Group strived to maintain its performance as a policy regulated agency and, simultaneously, increasing its non-policy regulated agency business by expanding direct sales in quality live-chicken. By way of reducing headcounts and effective cost control, we managed to enhance profits and minimize the drop in turnover. Consequently, the live and fresh foodstuffs operation recorded a turnover of HK$977,642,000 in 2002, a decrease of HK$283,030,000 or 22.5% over that of the same period of 2001; operating profit of HK$14,602,000, a decrease of HK$2,957,000 or 16.8% over that of the same period of 2001.

In order to safeguard the traditional live and fresh foodstuffs distribution operation to meet the ever changing market competition, the Group, by analysing the past, the present and the future trend of the business, formulated a series of measures such as building up an effective incentive mechanism, expanding non-policy regulated agency business, identifying strategic partners, establishing commodity production base, broadening marketing network, and exploring new frozen poultry business and etc. These measures are designed with an aim to lay a strong foundation for the ongoing development of this operation after the State fully deregulated live and fresh foodstuffs quota management.

Foodstuffs Trading

In addition to the original business of trading in foodstuffs like frozen food, rice, starch, egg powder and etc, the Group strived to develop new business such as chilled chicken, feed and the like. In 2002, the trading of foodstuffs recorded a turnover of HK$69,626,000, an increase of HK$24,281,000 or 53.5% over that of the same period of 2001.

The Group succeeded in supplying the first consignment of chilled chicken to Hong Kong as Hong Kong opened up its chilled chicken market in December 2002. The turnover of that month was HK$3,350,000. Currently, the Group has become Hong Kong's major supplier of chilled chickens which are being sold in all major supermarkets and chain stores. Trading of chilled chicken will become the major business of foodstuffs trading operation.

Livestock Farming

Performance of the Group's livestock farming operation in 2002 had been sluggish due to infectious diseases and reduced selling price of live pigs in the mainland. Turnover of the three pig farms was HK$50,177,000, a decrease of HK$12,384,000 or 19.8% as compared to that of the same period last year; operating loss was HK$5,463,000, an increase in the loss of HK$3,888,000 or 246.9% as compared to the same period last year.

The Group's livestock farming operates mainly in Dongguan City, Guangdong Province, where the pigs-farming environment deteriorates due to urban planning and development. High-infected rate of pigs associated with the present industry downturn constitutes high operating risks. As a result, the Group will, after examination and demonstration, scaled down this operation, or, even change the operation mechanism to transfer or lease out the pig farms when the time is right.

Financial Position

As at 31 December 2002, the Group's total assets amounted to HK$963,053,000 and total liabilities stood at HK$448,066,000, an increase of HK$4,729,000 and a decrease of HK$136,889,000 respectively when compared with the position as at the end of 2001. The net current assets of the Group increased from HK$33,848,000 as at the end of 2001 to HK$73,049,000 and the current ratio (current assets divided by current liabilities) increased by 10.9%. The Group's financial position has strengthened further since the end of last year, indicating a steady move towards improving results and paving the way for future business expansion.

Liquidity and Financing Resources

As at 31 December 2002, the Group maintained cash balances of HK$243,010,000, increased by 6.6% from the cash balances as at the end of 2001. The major cash outflow was for the early redemption of HK$105,000,000 interest-bearing convertible notes.

The Group's interest-bearing borrowings are repayable on demand and carry interest at annual rates ranging from 6.5% to 7.6%. At the end of the year under review, the Group's interest-bearing borrowings together with the convertible notes totalled HK$139,012,000. Accordingly, the Group's gearing ratio, which was measured on the basis of the Group's total interest bearing borrowings and convertible notes over the shareholders' fund, was 28.1%, representing a sharp decrease of 53.8% from 81.9% as at 31 December 2001.

One of the Group's subsidiaries in the PRC has secured an additional banking facility for letters of credit of US$4,000,000 in the second half of the year after securing credit of US$6,000,000 in the first half of the year, of which US$6,300,000 was utilized at the end of this year. With its cash holdings, recurring cashflow from its operations and available banking facilities, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its business in the foreseeable future.

Charges on Group's Assets

As mentioned in the annual report of the Company for the year ended 31 December 2001, certain land & buildings of a 51%-owned subsidiary in the PRC, namely Dongguan Guangnan Stock Development Co. Ltd. (the "Subsidiary"), with gross carrying amount of HK$10,369,000, have been pledged to a bank for a loan of HK$8,476,000 granted to a minority shareholder of the Subsidiary. A provision of HK$10,369,000 was made in previous years' financial statements.

Convertible Notes

On 3 December 2001, the Company issued convertible notes of HK$185,000,000 to Richway Resources Limited, a fellow subsidiary of the Company, as part of the consideration for the acquisition of Zhongyue Industry Material Limited. The notes bear interest at a fixed rate of 4.5% per annum and are convertible into ordinary shares of the Company on any business day other than the period in which the register of members of the Company is closed or ten business days prior to the maturity date on 3 December 2006 at an initial conversion price of HK$0.155 per share. During the year, a total of HK$105,000,000 convertible notes were redeemed by the Group on 21 June, 14 August and 8 November 2002 respectively, in order to reduce interest expense thereof. As at the date of this report, the outstanding portion was of HK$80,000,000.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated either in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of Hong Kong dollars, US dollars or Renminbi were relatively stable during the year, the Group was not exposed to significant exchange risk.

Employees and Remuneration Policies

As at 31 December 2002, the Group has a total of 808 employees, reduced by 71 as compared to the same period of 2001, of whom 49 were based in Hong Kong and 759 were based in the PRC. The staff remuneration is determined in accordance with the responsibility for the post, workload, individual performance and prevailing industry practice. In 2002, the Group implemented control on the total salary and effectively reduced the labour cost through re-determining the staffing, headcount and total salaries of each subsidiary. At the same time, the "performance bonus" incentive scheme assessed the performance of the subsidiaries based on the profit before taxation achieved and rewarded the management, key personnel and outstanding staff with bonus of a designated proportion. This incentive scheme activated and mobilized the work enthusiasm of the broad ranks of staff members.

Future Prospect

Looking ahead in 2003, the operation environment is still exceptionally challenging. The live and fresh foodstuffs distribution operation is gradually losing its policy advantages as China enters the World Trade Organisation, the recent relapse of the Avian influenza and the outbreak of Atypical Pneumonia will expect to dampen the business further. Livestock farming is dwindling due to changes in the market situation. However, opportunities exist where there is challenge. The management believes that if we can carry out the objective of "enhancing the quality of the management team and innovative operating systems, integrating business structures to create synergy, developing flagship businesses to increase our competitiveness", and if we can maintain our strength in existing enterprises and businesses while we continue to nurture and develop our leading business, expedite the improvement of tinplating technology in order to boost productivity and market competitiveness, accelerate business structure reform, aggressively identify investment opportunities and then to acquire projects with potential, we can definitely enhance the Group's overall economic strength, profitability and competitiveness, and eventually accelerate the growth of the Company.

The Directors have pleasure in submitting their report together with the audited financial statements for the year ended 31 December 2002.

Principal Activities

The Company is principally engaged in investment holding. The subsidiaries of the Company are primarily engaged in manufacturing & sales of tinplates and related products, development and leasing of various industrial properties, feed production, distribution of live and fresh foodstuffs, foodstuffs trading and livestock farming. The Group's principal activities are mainly carried out in Hong Kong and in Guangdong Province of the PRC.

The analysis of the Group's turnover by principal activities, the Group's operating result by business segments and by geographical segments during the financial year are respectively set out in notes 2 and 14 on the financial statements.

Results and Dividends

The Group's consolidated results for the year ended 31 December 2002 are set out in the consolidated profit and loss account on page 31.

The Directors resolved not to make the payment of an interim dividend (2001: HK$Nil) and do not recommend the payment of a final dividend (2001: HK$Nil) for the year.

Fixed Assets

Details of movements in the fixed assets of the Group and the Company during the year are set out in notes 15(a) and 15(b) on the financial statements respectively.

Principal Subsidiaries and Associates

Details of the Company's principal subsidiaries and associates as at 31 December 2002 are set out in notes 36 and 38 on the financial statements respectively.

Borrowings and Interest Capitalised

Details of borrowings of the Group are set out in note 24 on the financial statements. No interest was capitalised by the Group during the year.

Share Captial

Details of the share capital of the Company are set out in note 28 on the financial statements.

Convertible Notes

Details of the convertible notes are set out in note 26 on the financial statements.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in notes 29(a) and 29(b) on the financial statements respectively.

Retirement Benefits Scheme

Details of the Group's retirement benefits scheme are set out in note 34 on the financial statements.

Major Customers and Suppliers

In the year under review, sales to the Group's five largest customers accounted for 30.4% of the Group's total sales for the year and sales to the Group's largest customer accounted for 14.5% of the Group's total sales for the year. Purchases from the Group's five largest suppliers accounted for 33.0% of the Group's total purchases for the year and purchases from the Group's largest supplier accounted for 10.0% of the Group's total purchases for the year.

None of the Directors, their associates or any shareholders (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest customers or suppliers.

Properties

Particulars of the major properties of the Group are set out on page 98.

Financial Summary

A summary of the results, assets and liabilities of the Group for the past five years ended 31 December 2002 is set out on pages 99 and 100.

Directors

The Directors of the Company during the year and up to the date of this report are:

Executive Directors

LIANG Jiang	(Appointed on 14 January 2002)
LI Xiangbin	(Appointed on 10 July 2002)
HUI Wai Man, Lawrence	(Appointed on 6 January 2003)
YE Xuquan	(Resigned on 14 January 2002)
LI Li	(Resigned on 31 July 2002)
CHEN Lizhong	(Resigned on 10 June 2002)
WOO Ching Yee	(Resigned on 6 January 2003)

Non-executive Directors

LUO Fanyu	
LIANG Jianqin	(Appointed on 31 July 2002)
HOU Zhuobing	(Resigned on 31 July 2002)
WU Wai Chung, Michael	(Resigned on 25 June 2002)

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

In accordance with Article 92 of the Company's Articles of Association, Mr. Li Xiangbin, Mr. Hui Wai Man, Lawrence and Miss Liang Jianqin shall retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

In accordance with Article 101 of the Company's Articles of Association, Miss Tam Wai Chu, Maria and Mr. Luo Fanyu shall retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Directors' Interests in Shares and Rights to Subscribe for Shares

As at 31 December 2002, the following Directors had interests in shares and/or rights to subscribe for shares of the Company and its associated corporations that are required to be recorded in the register kept by the Company pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules"):

(I) Share

(i) The Company

Name	Number of Ordinary Shares held
Liang Jiang	1,300,000
Woo Ching Yee (Resigned on 6 January 2003)	2,000,000

(ii) Guangdong Investment Limited

Name	Number of Ordinary Shares held
Liang Jiang	310,000

(iii) Guangdong Brewery Holdings Limited

Name	Number of Ordinary Shares held
Luo Fanyu	70,000

(iv) Guangdong Tannery Limited

Name	Number of Ordinary Shares held
Luo Fanyu	70,000

(II) Share Option

The interests of the Directors in the rights to subscribe for shares of the Company and associated corporation are separately disclosed in the section "Share Option Schemes of the Company and Associated Corporation" below.

Save as disclosed above, under the section "Share Option Schemes of the Company and Associated Corporation" below and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 31 December 2002, none of the Directors and chief executive of the Company had or was deemed to have any interest in any securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance) which requires notification pursuant to section 28 of the SDI Ordinance (including interests which any such Director is deemed or taken to have under section 31 or part 1 of the schedule to the SDI Ordinance) or which is required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein, or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, and none of the Directors and chief executive of the Company, or their spouse or children under the age of 18, had any right to subscribe for any securities of the Company, or had exercised any such right.

Share Option Schemes of the Company and Associated Corporation

(i) The Company

On 21 November 1994, in order to align the interests of Directors and employees with those of the shareholders, the Company adopted a share option scheme (the "1994 Share Option Scheme") pursuant to which the Directors are authorized, at their discretion, to invite Directors or employees of the Company and its subsidiaries to take up options to subscribe for shares of the Company. Offers of options under the 1994 Share Option Scheme may be accepted in writing within 21 days from the date of making such offer. Options granted under the 1994 Share Option Scheme is exercisable within a period commencing twelve months after the date of acceptance of options and expiring on the last day of a four year period from such acceptance date or 20 November 2004, whichever is earlier. The 1994 Share Option Scheme shall expire on 20 November 2004.

On 24 August 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the Directors, the Company adopted a new share option scheme (the "2001 Share Options Scheme"). Pursuant to the 2001 Share Option Scheme, the Directors are authorized, at their discretion, to invite full-time employees of the Company and its subsidiaries, including Executive Directors but excluding Non-executive Directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of HK$10 in total by the grantee to the Company within 21 days from the date of grant. Options granted under the 2001 Share Option Scheme is exercisable within a period of 5 years commencing on the business day immediately following the expiry of 3 months after the date of grant and expiring at the close of business on the last business day of such 5 year period. The 2001 Share Option Scheme shall expire on 23 August 2011.

The total number of shares in respect of which options may be granted (together with options exercised and options then outstanding) when aggregated with any shares subject to the 1994 Share Option Scheme and the 2001 Share Option Scheme (collectively the "Schemes") may not exceed 10% of the issued share capital of the Company at the time of grant of options (excluding any shares issued upon exercise of options granted under the Schemes). As at the date of this report, no options granted under the 1994 Share Option Scheme is outstanding and the number of shares issuable for options granted under the 2001 Share Option Scheme was 86,000,000 which represented approximately 0.96% of the Company's shares in issue.

The maximum entitlement of each participant under the Schemes will not exceed 25% of the aggregate number of shares of the Company for the time being issued and issuable under the Schemes.

The exercise price of the options under the Schemes is determinable by the Directors in their discretion, but may not be less than the higher of (i) the nominal value of the shares of the Company; and (ii) 80% of the average of the closing prices per share as stated in the Hong Kong Stock Exchange's quotation sheets for the five trading days immediately preceding the date of grant of an option.

On 1 September 2001, the Hong Kong Stock Exchange amended the requirements for share option schemes under the Listing Rules. If the Company wishes to grant options under the 2001 Share Option Scheme, it will also comply with the requirements under the Listing Rules.

During the year, no options have been granted by the Company. Details of the Company's share options exercised and lapsed during the year and outstanding share options as at the year end date are set out in note 27 on the financial statements.

During the year, the Directors of the Company did not have any interests in rights to subscribe for shares of the Company under the 1994 Share Option Scheme. Certain employees and other participants of the Company had the following interests in rights to subscribe for shares of the Company granted under the 1994 Share Option Scheme of the Company. Each option gives the holder the right to subscribe for one share of par value HK$0.1 each of the Company.

Category or Name	Date of share options granted#	Number of share options: Held on 1 January 2002 '000	Number of share options: Granted during the year '000	Exercisable period of share options	Total consideration paid for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the year number of share options: Exercised '000	During the year number of share options: Lapsed '000	During the year number of share options: Cancelled '000	Number of share options held on 31 December 2002 '000
Employees and other participants	11/02/98	15,200	–	12/02/99 to 10/02/02	–	0.4295	–	15,200	–	–

The vesting period of the share options is from the date of grant until the commencement of the exercise period.

At 31 December 2002, the Directors and certain employees of the Company had the following interests in rights to subscribe for shares of the Company granted under the 2001 Share Option Scheme. Each option gives the holder the right to subscribe for one share of par value HK$0.1 each of the Company.

Category or Name	Date of share options granted#	Number of share options: Held on 1 January 2002 '000	Number of share options: Granted during the year '000	Exercisable period of share options	Total consideration paid for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the year number of share options: Exercised '000	During the year number of share options: Lapsed '000	During the year number of share options: Cancelled '000	Number of share options held on 31 December 2002 '000	During the year share price (**): At options grant date HK$	During the year share price (**): At options exercise date HK$
Directors												
Ye Xuquan (resigned on 14 January 2002)	24/08/01	55,000	–	26/11/01 to 25/11/06*	10	0.1495	55,000	–	–	–	–	0.235
Li Li (resigned on 31 July 2002)	24/08/01	45,000	–	26/11/01 to 25/11/06*	10	0.1495	–	–	–	45,000	–	–
Chen Lizhong (resigned on 10 June 2002)	24/08/01	35,000	–	26/11/01 to 25/11/06*	10	0.1495	–	–	–	35,000	–	–
Employees	24/08/01	152,000	–	26/11/01 to 25/11/06*	10	0.1495	–	56,000	–	96,000	–	–

The vesting period of the share options is from the date of grant until the commencement of the exercise period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If 25 November 2006 is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

** The share price disclosed as at the date of exercise of share options is the Hong Kong Stock Exchange closing price of the shares of the Company on the trading day immediately prior to the date of exercise of the share options.

Note:

1. The underlying shares of the outstanding share options under the 2001 Share Option Scheme as at 31 December 2002 represent 1.96% of the issued share capital of the Company.

(ii) Guangdong Investment Limited

At 31 December 2002, a director of the Company had the following interests in rights to subscribe for ordinary shares of Guangdong Investment Limited ("GDI") granted under the share option schemes of GDI. Each option gives the holder the right to subscribe for one ordinary share of par value HK$0.5 each of GDI.

Category or Name	Date of share options granted#	Number of share options: Held on 1 January 2002 '000	Number of share options: Granted during the year '000	Exercisable period of share options	Total consideration paid for share options granted HK$	Price per share to be paid on exercise of share options HK$	During the year number of share options: Exercised '000	During the year number of share options: Lapsed '000	During the year number of share options: Cancelled '000	Number of share options held on 31 December 2002 '000
Director										
Liang Jianqin (appointed on 31 July 2002)	16/03/98	450	–	17/09/98 to 16/09/03*	–	3.024	–	–	–	450
	10/08/01	400	–	11/02/02 to 10/02/07*	–	0.5312	–	–	–	400

The vesting period of the share options is from the date of the grant until the commencement of the exercise period.

* If the expiry day is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Arrangements to Acquire Shares or Debentures

Except for the share options held by Directors as mentioned above in the sections "Directors' Interests in Shares and Rights to Subscribe for Shares" and "Share Option Schemes of the Company and Associated Corporation", at no time during the year was the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interests in Contracts of Significance

No contracts of significance to which the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies was a party or were parties and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Businesses

During the year, Mr. Liang Jiang, Director of the Company, is also a director of GDH Limited ("GDH"). GDH and its subsidiaries (the "GDH Group") have a wide range of business interests which include, inter alia, manufacturing, trading, wholesaling and retailing, etc. The aforementioned business interests of the GDH Group cover the same or similar areas as some of those of the Group. However, the Directors of the Company do not believe that any of the businesses of the GDH Group compete either directly or indirectly in any material respect with those of the Group.

During the year, Mr. Luo Fanyu, Director of the Company, is also a director of GDH. GDH Group have a wide range of business interests which include, inter alia, manufacturing, trading, wholesaling and retailing, etc. The aforementioned business interests of the GDH Group cover the same or similar areas as some of those of the Group. However, the Directors of the Company do not believe that any of the businesses of the GDH Group compete either directly or indirectly in any material respect with those of the Group.

During the year, Mr. Ye Xuquan, Director of the Company and resigned on 14 January 2002, is also a director of Guangdong Yue Gang Investment Holdings Company Limited and certain of its subsidiaries, namely GDH, 深圳東深投資控股有限公司 and GDI. Guangdong Yue Gang Investment Holdings Company Limited and its subsidiaries (the "Yue Gang Group") have a wide range of business interests which include, inter alia, manufacturing, trading, wholesaling and retailing, etc. The aforementioned business interests of the Yue Gang Group cover the same or similar areas as some of those of the Group. However, the Directors of the Company do not believe that any of the businesses of the Yue Gang Group compete either directly or indirectly in any material respect with those of the Group.

During the year, Mr. Li Li, Director of the Company and resigned on 31 July 2002, is also a director and general manager of Macau Wholesale Market Nam Yue, Ltd. and Nam Yue Food Stuff & Aquatics Co. Ltd., the businesses of which are the operation and management of a wholesale market in Macau for certain live and fresh foodstuffs and the distribution of live and fresh foodstuffs in Macau respectively. Since the aforesaid businesses of the two companies are conducted in Macau, the Directors of the Company do not believe that the businesses of the two companies compete either directly or indirectly in any material respect with those of the Group.

Directors' Service Contracts

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

Details of the transactions disclosed in accordance with the Listing Rules are set out on pages 93 to 97.

Substantial Shareholders

As at 31 December 2002, the following interests of 10% or more of the issued share capital of the Company were recorded in the register of interest required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance:

Name	Number of ordinary shares beneficially held	Percentage holding
Guangdong Yue Gang Investment Holdings Company Limited ("Yue Gang")	5,359,164,680	59.56%
GDH Limited ("GDH")	5,359,164,680	59.56%

Note: The attributable interest which Yue Gang has in the Company represents 5,359,164,680 ordinary shares deemed to be held by GDH. GDH is a wholly-owned subsidiary of Yue Gang.

Save as disclosed herein, the Directors are not aware of any shareholders who had interests of 10% or more of the issued share capital of the Company as at 31 December 2002.

Contracts of Significance with Controlling Shareholders or Its Subsidiaries

In addition to the disclosures contained in note 26 on the financial statements, in items 1(a), 1(b) and 2 of the Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as set out on pages 93 to 97, the Company had the following contract of significance with a subsidiary of the controlling shareholder of the Company.

On 25 March 2002, Zhongyue Industry Material Limited, a wholly owned subsidiary of the Company, entered into a loan agreement with Richway Resources Limited ("Richway"), a wholly owned subsidiary of GDH which is the controlling shareholder of the Company, for the provision by Richway of a loan in the amount of HK$46,500,000. The loan is unsecured, interest free and without fixed term of repayment.

Purchase, Sale or Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Compensation Committee

The Company has established a Compensation Committee with the principal duties of receiving advice and making recommendations to the Directors concerning the remuneration policies of senior officers, the share option or incentive schemes. The Committee comprises the Chairman, the General Manager and three Independent Non-executive Directors.

Throughout the year under review, four meetings were held by the Committee to explore into relevant issues.

Audit Committee

In accordance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules (the "Code of Best Practice") the Company has established an Audit Committee with all the three Independent Non-executive Directors as members. The principal duties of the Committee include the review of the adequacy and effectiveness of the internal control and compliance procedures of the Group and the review of the principles, policies and practices adopted in the preparation of the Group's accounts and the annual financial statements for compliance with all statutory requirements.

Regular meetings have been held by the Committee and it met three times during the year under review.

Code of Best Practice

In the opinion of the Directors, the Company has complied with the Code of Best Practice throughout the year except that the Non-executive Directors are not appointed for specific terms as they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

Publication of Further Information on The Hong Kong Stock Exchange's Website

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Hong Kong Stock Exchange's website in due course.

Auditors

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in auditors of the Company in any of the preceding three years.

On behalf of the Board
Liang Jiang
Chairman

Hong Kong, 11 April 2003

EXECUTIVE DIRECTORS

Mr. LIANG Jiang, aged 50, was appointed the Chairman of the Company in January 2002. Mr. Liang graduated from South China Normal University and holds a Master's degree in Business Management. He worked in the municipal government of Foshan and Zhan Jiang in Guangdong Province, the PRC. He acted as the administrative head of Gao Ming County, secretary of Gao Ming County Party Committee and secretary of Gao Ming Municipal Party Committee of Guangdong Province. During the period from October 1997 to March 2000, he acted as the chairman of Guangdong Real Estate (Holdings) Limited. Prior to joining the Company, he acted as the chairman of Guangdong Assets Management Limited ("GAM") and the chairman of Guangdong Alliance Limited ("GAL"). GAM and GAL are subsidiaries of GDH Limited ("GDH"). He is currently a director of GDH.

Mr. LI Xiangbin, aged 55, was appointed an Executive Director and the General Manager of the Company in July 2002. He graduated from Economic Management College of QingHua University and holds a Master's degree. He is a senior engineer and had worked in the automobile factory in Qi Qi Ha Er City, Hei Long Jiang Province, the PRC, the Planning Committee and the Economic Committee of Qi Qi Ha Er City, First Light Industry Bureau. In February 2001, Mr. Li joined GDH and acted as the head of strategic development department of Guangdong Investment Limited ("GDI"). In July of the same year until Mr. Li joins the Company, he acted as a director and the general manager of GAL. He is currently the chairman of Guangdong (Zhanjiang) Medium Density Fibre Board Co. Ltd., a subsidiary of GAL.

Mr. HUI Wai Man, Lawrence, aged 46, was appointed an Executive Director and the Chief Financial Officer of the Company in January 2003. Mr. Hui is a Fellow of the Hong Kong Society of Accountants and an Associate of The Association of Chartered Certified Accountants. He is also an executive director and the chief financial officer of Guangdong Tannery Limited ("GTL"), a subsidiary of GDH. Prior to joining GTL, Mr. Hui was a director and the chief financial officer of GAL, the finance manager of Beijing Oriental Plaza Company Limited, the general manager (Corporate Finance) of Sinoland Company Limited and the group financial controller of Lai Fung Company Limited. Prior to that, Mr. Hui worked for Deloitte Touche Tohmatsu in Hong Kong and Britain and was the manager in its Audit and Technical & Training Department before he left the firm.

NON-EXECUTIVE DIRECTORS

Mr. LUO Fanyu, aged 47, was appointed a Non-executive Director of the Company in May 2000. Mr. Luo graduated from the economics department, Zhongshan University. He joined Guangdong Enterprises (Holdings) Limited ("GDE") in 1987 and was responsible for its legal affairs. Mr. Luo is currently a director of GDH. He is also the legal controller and general manager of the legal department of GDH. Prior to joining GDE, he held various positions as assistant judge, judge and vice presiding judge of the Economy Court of Guangdong Higher People's Court.

Miss LIANG Jianqin, aged 38, was appointed a Non-executive Director of the Company in July 2002. Miss Liang graduated from the department of accountancy of Jinan University and holds a Master's degree in Economics. She is a member of The Association of Chartered Certified Accountants and The Chinese Institute of Certified Public Accountants. She joined GDI in November 1997. She is currently the general manager of the finance department of GDH.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Gerard Joseph McMAHON, aged 59, was appointed an Independent Non-executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the SFC, a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. He is also admitted as a barrister in Hong Kong. Since 1997, Mr. McMahon has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia.

Miss TAM Wai Chu, Maria, GBS, J.P., LL.D (Honorary), LL.B. (Hons.), Barrister-at Law, aged 58, was appointed an Independent Non-executive Director of the Company in June 1999. She is also non-executive director of four other Hong Kong listed companies, namely Wing On Company International Limited, Onfem Holdings Limited, Sinopec Kantons Holdings Limited and Tong Ren Tang Technologies Company Limited. She is also a member of the board of the Airport Authority of Hong Kong and Urban Renewal Authority. Her public duties also include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC.

Mr. LI Kar Keung, Caspar, aged 50, was appointed an Independent Non-executive Director of the Company in June 1999. He is an executive director of a consultancy company. In addition, he had worked as a deputy managing director of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

SENIOR MANAGEMENT

Mr. JIANG Lujun, aged 59, was appointed a deputy general manager of the Company in December 2001 and acted as a director of the Company from September 1997 to May 2000. Since 1990 Mr. Jiang has acted as deputy general manager, general manager and then vice chairman of Zhongshan Zhongyue Tinplate Industrial Co. Ltd. and Zhongshan Shan Hai Industrial Co. Ltd. Mr. Jiang has been acting as chairman of these two companies since September 2000. These two companies were re-acquired by the Company in December 2001 as subsidiaries. Mr. Jiang graduated from Chongqing University and worked as an engineer and a senior engineer since graduation. Mr. Jiang joined GDE in 1988.

Mr. XIN Jianshe, aged 49, was appointed a deputy general manager of the Company in April 2002 and is currently the chairman of Guangnan (Zhan Jiang) Jiafeng Feed Co., Ltd., a subsidiary of the Company. Mr. Xin acted as the deputy administrative head, the deputy mayor and executive deputy mayor of Gao Ming County and Gao Ming Municipality respectively. Mr. Xin had also acted as the chairman and general manager of 東莞華藝房地產發展有限公司, 中山粵海莊園房地產有限公司 and 深圳粵信發展有限公司 since 1999 and, until November 2000, he then became a director and general manager of Suzhou Yuehai Real Estate Development Co., Ltd., a subsidiary of GDI.

Mr. XIAO Zeguang, aged 33, was appointed a deputy general manager of the Company in December 2000 and is currently the chairman of Guangnan Trading Development Limited, a subsidiary of the Company. Mr. Xiao obtained a Bachelor's degree in Economics from Zhongshan University and a Master's degree in Business Administration from University of San Francisco. He joined the planning and development department and operation management department of GDE as a deputy manager in 1996. Between 1999 to 2000, Mr. Xiao worked in the restructuring office of GDE and was a deputy general manager of personnel department of GDH.

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Hotel Hong Kong, No. 57-73 Lockhart Road, Wanchai, Hong Kong on Wednesday, 18 June 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the Consolidated Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2002.

2. To elect Directors and fix the Directors' remuneration.

3. To appoint Auditors and authorise the Directors to fix their remuneration.

4. To consider as Special Business, and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

   "**THAT**:

   (A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (B) the approval in paragraph (A) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

   (C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, (iii) the exercise of the conversion rights attached to the outstanding convertible note, or (iv) any existing specific authority, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution and resolution no. 5:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. To consider as Special Business, and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as defined above) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(B) the amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly."

6. To consider as Special Business, and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** conditional upon resolutions nos. 4 and 5 set out above being duly passed, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to resolution no. 4 set out above be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 set out above, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 11 April 2003

Registered Office:
15th Floor, Tianjin Building
167 Connaught Road West
Hong Kong

Notes:

(i) A member entitled to attend and vote at the meeting is entitled to appoint proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(ii) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting as the case may be).

(iii) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of joint holding.

(iv) The register of members of the Company will be closed from Tuesday, 17 June 2003 to Wednesday, 18 June 2003, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 16 June 2003.

(v) A form of proxy for use at the meeting and an explanatory statement containing further details as regarding resolution no. 5 are enclosed.

(vi) In relation to resolution no. 4, approval is being sought from members for a general mandate to authorise the allotment of shares in the share capital of the Company. The Directors have no immediate plans to issue any new shares in the share capital of the Company pursuant to such general mandate other than shares which may fall to be issued under the share option scheme of the Company.

(vii) In relation to resolution no. 5, approval is being sought from members for a general mandate to repurchase shares of the Company. The Directors have no immediate plans to repurchase any shares of the Company pursuant to such general mandate.

(viii) In relation to resolution no. 6, approval is being sought from members to extend the general mandate to allot shares by adding repurchased shares to the 20 per cent. general mandate.



Auditors' report to the shareholders of
Guangnan (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 31 to 92 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002, and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 11 April 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2002

(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000 (Note 3)
Turnover	2	**1,783,020**	1,819,350
Cost of sales		**(1,571,001)**	(1,664,060)
Gross profit		**212,019**	155,290
Other revenue	4	**22,073**	34,367
Other net (expenses)/income	5	**(602)**	1,840
Distribution costs		**(54,486)**	(114,537)
Administrative expenses		**(62,733)**	(73,689)
Other operating expenses		**(5,040)**	(9,334)
Profit/(loss) from operations		**111,231**	(6,063)
Non-operating income	6	**35,989**	106,568
Non-operating expenses	7	**(18,812)**	(74,577)
Finance costs	8(a)	**(12,045)**	(1,273)
Share of profits less losses of associates		**10,576**	(12,220)
Profit from ordinary activities before taxation	8	**126,939**	12,435
Taxation	9	**(9,747)**	(2,819)
Profit from ordinary activities after taxation		**117,192**	9,616
Minority interests		**(1,683)**	41,902
Profit attributable to shareholders	12	**115,509**	51,518
Earnings per share	13		
Basic		**1.28 cents**	0.61 cents
Diluted		**1.23 cents**	N/A

The notes on pages 40 to 92 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

At 31 December 2002

(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000
Non-current assets			
Fixed assets			
— Investment properties		**178,048**	104,044
— Other property, plant and equipment		**216,662**	293,802
	15(a)	**394,710**	397,846
Interest in associates	17	**151,264**	152,238
Investment securities	18(a)	**1,079**	1,079
Deferred tax assets	19(a)	**5,764**	4,957
Negative goodwill	20	**(18,693)**	(20,250)
		534,124	535,870
Current assets			
Other securities	18(b)	**2,813**	14,240
Inventories	21	**66,683**	77,337
Trade and other receivables	22	**116,423**	102,876
Cash and cash equivalents	23	**243,010**	228,001
		428,929	422,454
Current liabilities			
Interest-bearing borrowings	24	**59,012**	105,877
Trade and other payables	25	**288,724**	277,593
Taxation		**8,144**	5,136
		355,880	388,606
Net current assets		**73,049**	33,848
Total assets less current liabilities		**607,173**	569,718

At 31 December 2002

(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000
Non-current liabilities			
Convertible notes	26	**80,000**	185,000
Shareholder's loan to a subsidiary contributed by a minority shareholder		**12,186**	11,349
		92,186	196,349
Minority interests		**20,123**	18,395
		494,864	354,974
Capital and reserves			
Share capital	*28*	**899,833**	894,333
Reserves	*29(a)*	**(404,969)**	(539,359)
		494,864	354,974

Approved and authorised for issue by the board of directors on 11 April 2003.

Liang Jiang
Chairman

Li Xiangbin
Director

The notes on pages 40 to 92 form part of these financial statements.

BALANCE SHEET

At 31 December 2002

(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000
Non-current assets			
Fixed assets			
— Investment properties		**49,900**	13,200
— Other property, plant and equipment		**1,634**	42,035
	15(b)	**51,534**	55,235
Interest in subsidiaries	16	**314,104**	333,000
Interest in associates	17	**149,381**	151,303
Investment securities	18(a)	**1,000**	1,000
		516,019	540,538
Current assets			
Other securities	18(b)	**2,813**	14,240
Trade and other receivables	22	**2,798**	10,352
Cash and cash equivalents	23	**23,824**	50,807
		29,435	75,399
Current liabilities			
Trade and other payables	25	**38,722**	41,005
Amounts due to subsidiaries		**2,587**	34,546
		41,309	75,551
Net current liabilities		**(11,874)**	(152)
Total assets less current liabilities		**504,145**	540,386
Non-current liabilities			
Convertible notes	26	**80,000**	185,000
		424,145	355,386

At 31 December 2002

(Expressed in Hong Kong dollars)

	Note	**2002** **$'000**	2001 $'000
Capital and reserves			
Share capital	*28*	**899,833**	894,333
Reserves	*29(b)*	**(475,688)**	(538,947)
		424,145	355,386

Approved and authorised for issue by the board of directors on 11 April 2003.

Liang Jiang
Chairman

Li Xiangbin
Director

The notes on pages 40 to 92 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2002

(Expressed in Hong Kong dollars)

	2002	2001
	$'000	*$'000*
Shareholders' equity at 1 January	**354,974**	(523,629)
Surplus on revaluation of investment properties	**16,339**	263
Exchange differences arising on translation of the PRC subsidiaries and associates	**(181)**	1,532
Net gains not recognised in the profit and loss account	**16,158**	1,795
Profit attributable to shareholders	**115,509**	51,518
Share of associates' capital reserve	**—**	424
Share of associates' other reserve	**—**	25
Reserve realised upon liquidation of subsidiaries	**—**	1,790
Movements in share capital		
— Shares issued under the Open Offer	**—**	773,082
— Shares issued under the Placement	**—**	30,000
— Shares issued under share option scheme	**5,500**	300
— Net share premium received	**2,723**	19,669
Net increase in shareholders' equity arising from capital transactions with shareholders	**8,223**	823,051
Shareholders' equity at 31 December	**494,864**	354,974

The notes on pages 40 to 92 form part of these financial statements.

For the year ended 31 December 2002

(Expressed in Hong Kong dollars)

	Note	**2002**	2001 *(restated)*
		$'000	*$'000*
Operating activities			
Profit from ordinary activities before taxation		**126,939**	12,435
Adjustments for:			
— Finance costs		**12,045**	1,273
— Interest income		**(4,785)**	(6,217)
— Dividend from listed securities		**(659)**	(2,760)
— Dividend from unlisted securities		**(124)**	(450)
— Net realised and unrealised gain on other securities carried at fair value		**(150)**	(1,840)
— Net gain on disposal of associates		**(427)**	(14,699)
— Write-back of long outstanding payables		**(9,891)**	(15,124)
— Net loss on disposal of fixed assets		**1,378**	28,127
— Provision for impairment losses on fixed assets		**18,812**	12,183
— Write-back of provision for bad debts		**(16,143)**	—
— Provision for inventories		**6,920**	—
— Amortisation of negative goodwill		**(1,557)**	—
— Depreciation		**12,362**	17,198
— Share of profits less losses of associates		**(10,576)**	12,220
— Net gain on restructuring		**—**	(48,436)
— Net gain on liquidation of subsidiaries	*30(c)*	**—**	(4,828)
— Provision for the amounts due from minority shareholders		**—**	20,985
— Provision for impairment loss on cessation of operation of an associate		**—**	8,198
— Provision for certain payments to suppliers		**—**	5,084
Operating profit before changes in working capital carried forward		**134,144**	23,349

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2002

(Expressed in Hong Kong dollars)

	Note	**2002**	2001
			(restated)
		$'000	*$'000*
Operating profit before changes in working capital brought forward		**134,144**	23,349
Decrease in inventories		**3,734**	22,596
Decrease/(increase) in trade debtors, bills and other receivables, deposits and prepayments		**1,022**	(12,163)
Increase in amounts due from fellow subsidiaries		**(207)**	(140)
Decrease/(increase) in amounts due from minority shareholders		**789**	(1,589)
Decrease/(increase) in amounts due from related companies		**909**	(353)
Decrease in amounts due from associates		**11,895**	20,777
Decrease in trade creditors, other payables and accrued charges		**(7,465)**	(36,735)
Increase/(decrease) in amounts due to related companies		**127**	(812)
(Decrease)/increase in amounts due to holding company and fellow subsidiaries		**(18,080)**	18,318
(Decrease)/increase in amounts due to associates		**(2,347)**	4,049
Increase in amounts due to minority shareholders		**519**	—
Cash generated from operations		**125,040**	37,297
Interest received		**3,531**	4,805
Interest paid		**(6,684)**	(339)
Hong Kong Profits Tax paid		**—**	(6,946)
PRC income tax paid		**(10,880)**	—
Net cash from operating activities		**111,007**	34,817

For the year ended 31 December 2002
(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 (restated) $'000
Investing activities			
Payment for purchase of fixed assets		**(12,309)**	(8,650)
Proceeds on sales of other securities		**11,939**	3,610
Proceeds on sales of associates		**541**	—
Dividends received from listed securities		**659**	2,760
Dividends received from unlisted securities		**178**	450
Dividends received from associates		**100**	3,121
Proceeds on disposal of fixed assets		**11**	578
Net cash outflow from liquidation of subsidiaries	30(c)	**—**	(14,132)
Net cash inflow from purchase of subsidiaries	30(b)	**—**	61,692
Net cash from investing activities		**1,119**	49,429
Financing activities			
Repayment of convertible notes		**(105,000)**	—
Issue of new shares		**8,223**	69,208
Repayment of bank borrowings		**(340)**	(471)
Repayment of shareholders' loans to immediate holding company		**—**	(19,157)
Repayment of other loans		**—**	(15,754)
Net cash (used in)/from financing activities		**(97,117)**	33,826
Increase in cash and cash equivalents		**15,009**	118,072
Cash and cash equivalents at 1 January		**228,001**	109,929
Cash and cash equivalents at 31 December	23	**243,010**	228,001

The notes on pages 40 to 92 form part of these financial statements.

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by revaluation of investment properties and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries and controlled enterprises

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(c) Subsidiaries and controlled enterprises *(Continued)*

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(d) Associates

An associate is a company in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case it is stated at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise. The consolidated profit and loss account reflects the Group's share of the post acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e).

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(e) Negative goodwill

Negative goodwill arising on acquisitions of controlled subsidiaries and associates represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the remaining weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

In respect of any negative goodwill arising on or after 1 January 2001 and not yet recognised in the consolidated profit and loss account:

— for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill; and

— for associates, such negative goodwill is included in the carrying amount of the interest in associates.

On disposal of a controlled subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(f) Minority interests

Losses attributable to minority shareholders of partly owned subsidiaries are accounted for based on the respective equity owned by the minority shareholders up to the amount of the capital contributed by and other reserves attributable to the minority shareholders. Thereafter, all further losses are assumed by the Group.

(g) Other investments in securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Provisions against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(h) Fixed assets

(i) Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheets at their open market value which is either assessed annually by external qualified valuers, or assessed by Directors taking into consideration of professional valuation.

(ii) Changes arising on the revaluation of investment properties are generally dealt with in reserves. The only exceptions are as follows:

— when a deficit arises on revaluation, it will be charged to the profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties immediately prior to the revaluation; and

— when a surplus arises on revaluation, it will be credited to the profit and loss account, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties had previously been charged to the profit and loss account.

(iii) Land and buildings held for own use are carried in the balance sheets at cost less accumulated depreciation and impairment losses (note 1(k)).

(iv) Other fixed assets are carried in the balance sheets at cost less accumulated depreciation and impairment losses (note 1(k)).

(v) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(vi) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the profit and loss account for the year. For all other fixed assets, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(i) Leased assets

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(j). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(k). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(q).

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(j) Depreciation

(i) No depreciation is provided on investment properties with an unexpired lease term of over 20 years or on freehold land.

(ii) Depreciation is calculated to write-off the cost of fixed assets over their estimated useful lives from the date on which they are put into use and after taking into account their estimated residual value, using the straight line method, as follows:

Leasehold land	Over the unexpired term of the lease
Buildings	Over the shorter of the unexpired term of the lease and 20 to 50 years
Leasehold improvements	20% to 50% per annum
Plant and machinery, furniture, fixtures and equipment	10% to 20% per annum
Motor vehicles	20% per annum

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(k) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment (other than properties carried at revalued amounts); and

— investments in subsidiaries and associates (except for those accounted for at fair value under notes 1(c) and (d)).

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (ie a cash-generating unit).

(ii) Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(l) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(m) Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(n) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(n) Employee benefits *(Continued)*

(iii) When the Group grants employees options to acquire shares of the Company at nominal consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received on exercise of share options.

(iv) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(o) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(p) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(q) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Sale of goods

Revenue is recognised when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

(ii) Dividends

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

(iii) Interest income

Interest income from bank deposits and advances to associates is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(iv) Rental income from operating leases

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(r) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of subsidiaries and associates outside Hong Kong are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are retranslated at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of subsidiaries or associates outside Hong Kong, the cumulative amount of the exchange differences which relate to that subsidiary or associate is included in the calculation of the profit or loss on disposal.

(s) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operation decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(t) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

1. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(t) Segment reporting *(Continued)*

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, taxation, corporate and financing expenses and minority interests.

2. TURNOVER

The principal activities of the Group are distribution of live and fresh foodstuffs, feed production and livestock farming, foodstuffs trading, manufacturing and trading of tinplate and property leasing.

Turnover represents the sales value of goods and rental income from investment properties received under operating leases, after eliminating intra-group transactions. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2002	2001
	$'000	*$'000*
Sales of goods		
— Live and fresh foodstuffs distribution	**977,642**	1,260,672
— Feed production and livestock farming	**141,474**	189,556
— Foodstuffs trading	**69,626**	45,345
— Tinplating	**565,906**	44,825
— Supermarket operations	**—**	276,907
	1,754,648	1,817,305
Property leasing	**28,372**	2,045
	1,783,020	1,819,350

(Expressed in Hong Kong dollars)

3. DISCONTINUING OPERATIONS

In March 2001 and June 2001, the Group's supermarket operations were discontinued following the cessation of supermarket operations in Guangzhou, the People's Republic of China (the "PRC") and Hong Kong respectively. The net gain on liquidation of these companies amounted to $4,828,000.

The results of the Group's operations for the previous year were analysed as follows:

	Year ended 31 December 2001		
	Continuing operations	**Discontinuing operations**	**Total**
	$'000	*$'000*	*$'000*
Turnover	1,542,443	276,907	1,819,350
Cost of sales	(1,444,732)	(219,328)	(1,664,060)
	97,711	57,579	155,290
Other revenue	19,157	15,210	34,367
Other net income	1,840	—	1,840
Distribution costs	(49,233)	(65,304)	(114,537)
Administrative expenses	(52,124)	(21,565)	(73,689)
Other operating expenses	(6,784)	(2,550)	(9,334)
Profit/(loss) from operations	10,567	(16,630)	(6,063)
Non-operating income	92,811	13,757	106,568
Non-operating expenses	(61,501)	(13,076)	(74,577)
Finance costs	(1,283)	10	(1,273)
Share of profits less losses of associates	(12,220)	—	(12,220)
Profit/(loss) from ordinary activities before taxation	28,374	(15,939)	12,435
Taxation	(3,239)	420	(2,819)
Profit/(loss) from ordinary activities after taxation	25,135	(15,519)	9,616
Minority interests	41,944	(42)	41,902
Profit/(loss) attributable to shareholders	67,079	(15,561)	51,518

(Expressed in Hong Kong dollars)

3. DISCONTINUING OPERATIONS *(Continued)*

The net liabilities of the supermarket operations as at the date of discontinuance were as follows:

	$'000
Total assets	184,370
Total liabilities	(190,988)
Net liabilities	(6,618)

The cash flows of the discontinuing operations for the year ended 31 December 2001 were as follows:

	$'000
Cash flows used in operating activities	(52,531)
Cash flows used in investing activities	(1,502)
Cash flows from financing activities	49,386

4. OTHER REVENUE

	2002	2001
	$'000	*$'000*
Subsidy received	**5,712**	—
Interest income	**4,785**	6,217
Write-back of provision for bad debts	**2,467**	—
Management income	**1,630**	3,831
Dividends from listed securities	**659**	2,760
Rental income	**521**	1,730
Dividends from unlisted securities	**124**	450
Advertising and promotion income	**—**	6,813
Concession sale income	**—**	4,563
Others	**6,175**	8,003
	22,073	34,367

(Expressed in Hong Kong dollars)

5. OTHER NET (EXPENSES)/INCOME

	2002	2001
	$'000	*$'000*
Net gain on disposal of associates	**427**	—
Net exchange gain	**199**	—
Net realised and unrealised gains on other securities carried at fair value	**150**	1,840
Net loss on sale of fixed assets	**(1,378)**	—
	(602)	1,840

6. NON-OPERATING INCOME

		2002	2001
	Notes	***$'000***	*$'000*
Write-back of long outstanding payables	*(i)*	**9,891**	15,124
Recovery of bad debts	*(ii)*	**26,098**	8,765
Net gain on disposal of associates	*(iii)*	—	14,699
Write-back of inventory provisions	*(iv)*	—	14,716
Net gain on the Restructuring	*(v)*	—	48,436
Net gain on liquidation of subsidiaries (note 3)		—	4,828
		35,989	106,568

Notes:

(i) The amounts mainly represent the write-back of long outstanding payables. The Directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year, certain bad debts were recovered and the related provisions of $16,143,000 and the write-off amounts of $9,955,000 were written back to the profit and loss account accordingly.

(iii) The amounts mainly represent the write-back of the net deficit of associates previously shared by the Group as a result of the disposal of associates.

(iv) The amounts mainly represent the write-back of provisions for inventories previously made against certain merchandises held for resale as a result of the cessation of the supermarket operations in Guangzhou, the PRC. For the year ended 31 December 2001, most of these inventories were disposed above the carrying value and the redundant provisions for inventories were written back to the profit and loss account accordingly.

6. NON-OPERATING INCOME *(Continued)*

Notes: (Continued)

(v) *Pursuant to the summary indicative heads of terms dated 16 December 1999 and, inter alia, a* restructuring agreement dated 22 December 2000, the Group underwent a corporate reorganisation and indebtedness restructuring (the "Restructuring"). The Restructuring was approved by independent shareholders and bank creditors and was complete on 22 December 2000. The net gain on the Restructuring for the year ended 31 December 2001 mainly relate to adjustments on payables and the write-back of certain provisions following the completion of the Restructuring.

7. NON-OPERATING EXPENSES

	Notes	2002 $'000	2001 $'000
Provisions for impairment losses on fixed assets	*(i)*	**18,812**	12,183
Losses on disposal of fixed assets	*(ii)*	—	28,127
Provisions for the amounts due from minority shareholders	*(iii)*	—	20,985
Provision for impairment loss on cessation of operation of an associate	*(iv)*	—	8,198
Provisions for certain payments to suppliers	*(v)*	—	5,084
		18,812	74,577

Notes:

(i) Provisions for the year ended 31 December 2002 mainly represent impairment losses on land and buildings as the recoverable amounts of these assets were lower than their respective net book values.

(ii) *The losses on disposal of fixed assets relate to net carrying value of certain fixed assets which* have not been in use following a realignment of the Group's business operation.

(iii) The Directors are of the opinion that the recoverability of the amounts due from minority shareholders was in doubt and thus full provisions were made in the financial statements.

(iv) Provision for the year ended 31 December 2001 represent impairment loss against the amount due from an associate as a result of the cessation of its operation in Guangzhou, the PRC.

(v) These relate to provisions for certain payments to suppliers following the Executive Directors' review of the business arrangements with the suppliers for the year ended 31 December 2001.

8. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2002	2001
	$'000	*$'000*
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	**4,200**	634
Interest on convertible notes	**6,345**	639
Interest incurred in settling a claim	**1,500**	—
	12,045	1,273
(b) Staff costs:		
Net contributions paid to/(refunded from) defined contribution plan	**533**	(683)
Salaries, wages and other benefits	**51,766**	50,707
	52,299	50,024
(c) Other items:		
Cost of inventories	**1,571,001**	1,664,060
Impairment losses on fixed assets	**18,812**	12,183
Auditors' remuneration	**2,297**	2,166
Depreciation	**12,362**	17,198
Operating lease charges in respect of property rentals	**1,125**	34,093
Amortisation of negative goodwill	**(1,557)**	—
Rentals receivable from investment properties less direct outgoings of $3,591,000 (2001: $Nil)	**(21,488)**	(2,045)

Cost of inventories includes $21,470,000 (2001: $9,018,000) relating to staff costs and depreciation expenses, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses. The provision against inventories of $6,920,000 (2001: $Nil) has been included in cost of inventories.

9. TAXATION

Taxation in the consolidated profit and loss account represents:

	2002	2001
	$'000	*$'000*
Provision for Hong Kong Profits Tax at 16% (2001: 16%) on the estimated assessable profits for the year	**—**	2,378
Over-provision in respect of prior years	**(355)**	(420)
	(355)	1,958
PRC income tax	**10,755**	714
Deferred taxation (note 19(a))	**(807)**	—
	9,593	2,672
Share of associates' taxation	**154**	147
	9,747	2,819

Income tax for subsidiaries established and operating in other places within the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

10. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2002	2001
	$'000	*$'000*
Fees	**24**	23
Salaries and other emoluments	**3,218**	2,663
Discretionary bonuses	**815**	240
Retirement scheme contributions	**455**	74
	4,512	3,000

Included in the Directors' remuneration were fees and other emoluments of $9,000 and $900,000 (2001: $7,500 and $900,000) respectively paid to the Independent Non-executive Directors during the year.

In addition to the above remuneration, Executive Directors were granted share options under the Company's 2001 Share Option Scheme. Details of these benefits in kind are disclosed in the section of "Share Option Schemes of the Company and Associated Corporation" in the Report of the Directors.

The remuneration of the Directors is within the following band:

$	**2002 Number of Directors**	2001 Number of Directors
Nil - 1,000,000	**12**	13
1,000,000 - 1,500,000	**1**	—
	13	13

11. INDIVIDUALS WITH HIGHEST EMOLUMENTS

The five highest paid individuals of the Group during the year included three Directors of the Company (2001: four), details of whose remuneration are set out in note 10 above. The remuneration of the other two (2001: one) individuals are as follows:

	2002	2001
	$'000	*$'000*
Salaries and other emoluments	**1,015**	607
Discretionary bonuses	**316**	15
Retirement scheme contributions	**157**	31
	1,488	653

The remunerations of the two (2001: one) individuals are within the band of $Nil to $1,000,000.

12. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders includes a profit of $60,799,000 (2001: loss of $101,470,000) which has been dealt with in the financial statements of the Company.

13. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of $115,509,000 (2001: $51,518,000) and the weighted average of 8,996,826,000 (2001: 8,426,517,000) ordinary shares in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the adjusted profit attributable to ordinary shareholders of $121,854,000 and the weighted average number of 9,908,402,000 ordinary shares after adjusting for the effects of all dilutive potential ordinary shares for the year ended 31 December 2002.

The exercise of the subscription rights conferred by the share options and convertible notes would not have any dilutive effect on the earnings per share for the year ended 31 December 2001 as certain non-operating income and non-operating expense items would not be taken into account in calculating the diluted earnings per share.

13. EARNINGS PER SHARE *(Continued)*

(c) Reconciliations

	2002 Number of shares *(thousand)*
Weighted average number of ordinary shares used in calculating basic earnings per share	**8,996,826**
Deemed issue of ordinary shares for no consideration	**911,576**
Weighted average number of ordinary shares used in calculating diluted earnings per share	**9,908,402**

	2002 Earnings *$'000*
Profit attributable to shareholders	**115,509**
Interest saved as the convertible notes converted	**6,345**
Adjusted profit attributable to shareholders used in calculating diluted earnings per share	**121,854**

14. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	The production and sales of tin-plate and related products which are used as packaging materials for the food processing manufacturers
Live and fresh foodstuffs distribution	:	Distribution of live and fresh foodstuffs
Feed production and livestock farming	:	Production and trading of feeds, pig rearing and distribution
Foodstuffs trading	:	Purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

14. SEGMENT REPORTING *(Continued)*

Business segments *(Continued)*

	2002							
	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming	Foodstuffs trading	Property leasing	Inter-segment elimination	Unallocated	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Revenue from external customers	565,906	977,642	141,474	69,626	28,372	—	—	1,783,020
Inter-segment revenue	910	—	—	—	—	(910)	—	—
Other revenue from external customers	—	—	—	—	—	—	16,505	16,505
Total	566,816	977,642	141,474	69,626	28,372	(910)	16,505	1,799,525
Segment result	90,537	14,433	(5,314)	1,190	19,202			120,048
Unallocated operating income and expenses								(8,817)
Profit from operations								111,231
Finance costs								(12,045)
Share of profits less losses of associates	—	(134)	—	107	—		10,603	10,576
Non-operating income								35,989
Non-operating expenses								(18,812)
Taxation								(9,747)
Minority interests								(1,683)
Profit attributable to shareholders								115,509
Depreciation for the year	5,897	158	4,513	4	577			
Impairment loss for the year	—	—	16,466	—	—			

14. SEGMENT REPORTING *(Continued)*

Business segments *(Continued)*

	2001								
	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming	Foodstuffs trading	Property leasing	Discontinued -supermarket operations	Inter-segment elimination	Unallocated	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000* (Note 3)	*$'000*	*$'000*	*$'000*
Revenue from external customers	44,825	1,260,672	189,556	45,345	2,045	276,907	—	—	1,819,350
Inter-segment revenue	—	10	—	4,899	—	—	(4,909)	—	—
Other revenue from external customers	—	—	—	—	—	12,561	—	4,376	16,937
Total	44,825	1,260,682	189,556	50,244	2,045	289,468	(4,909)	4,376	1,836,287
Segment result	4,932	17,633	(1,190)	2,070	1,480	(17,634)			7,291
Unallocated operating income and expenses									(13,354)
Loss from operations									(6,063)
Finance costs									(1,273)
Share of profits less losses of associates	—	142	—	364	—	—		(12,726)	(12,220)
Non-operating income									106,568
Non-operating expenses									(74,577)
Taxation									(2,819)
Minority interests									41,902
Profit attributable to shareholders									51,518
Depreciation for the year	506	215	7,990	—	94	6,086			
Impairment loss for the year	—	235	11,948	—	—	—			

14. SEGMENT REPORTING *(Continued)*

Business segments *(Continued)*

	2002						
	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming	Foodstuffs trading	Property leasing	Inter-segment elimination	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Segment assets	456,199	38,078	94,509	13,699	207,763	(43,883)	766,365
Interest in associates	—	516	—	—	—		516
Unallocated assets							196,172
Total assets							963,053
Segment liabilities	151,265	41,755	21,594	10,076	49,235	(43,883)	230,042
Interest-bearing borrowings							59,012
Convertible notes							80,000
Unallocated liabilities							79,012
Total liabilities							448,066
Capital expenditure incurred during the year	2,041	69	604	88	9,241		

14. SEGMENT REPORTING *(Continued)*

Business segments *(Continued)*

	2001							
	Tinplating	Live and fresh foodstuffs distribution	Feed production and livestock farming	Foodstuffs trading	Property leasing	Discontinued -supermarket operations	Inter-segment elimination	Consolidated
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000* (Note 3)	*$'000*	*$'000*
Segment assets	411,389	42,404	122,664	13,926	120,363	6,698	(49,785)	667,659
Interest in associates	—	652	—	275	—	—		927
Unallocated assets								289,738
Total assets								958,324
Segment liabilities	112,414	59,343	29,465	12,337	52,080	13,205	(49,785)	229,059
Interest-bearing borrowings								105,877
Convertible notes								185,000
Unallocated liabilities								65,019
Total liabilities								584,955
Capital expenditure incurred during the year	31	248	4,538	—	1,597	1,676		

14. SEGMENT REPORTING *(Continued)*

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for live and fresh foodstuffs distribution, whereas the PRC (other than Hong Kong) is a major market for most of the Group's other businesses.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	2002		
	The PRC	**Hong Kong**	**Others**
	$'000	***$'000***	***$'000***
Revenue from external customers	**734,553**	**1,027,324**	**21,143**
Segment assets	**703,395**	**106,853**	**—**
Capital expenditure	**11,886**	**157**	**—**

	2001		
	The PRC	Hong Kong	Others
	$'000	*$'000*	*$'000*
Revenue from external customers	249,814	1,554,762	14,774
Segment assets	632,179	85,265	—
Capital expenditure	6,168	1,922	—

15. FIXED ASSETS

(a) The Group

	Land and buildings held for own use $'000	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:							
At 1 January 2002	335,799	5,140	144,839	5,055	490,833	104,044	594,877
Exchange adjustments	(69)	—	(67)	(62)	(198)	(43)	(241)
Additions	474	743	2,344	—	3,561	8,748	12,309
Disposals	(2,244)	(2,053)	(504)	—	(4,801)	—	(4,801)
Transfer	(125,154)	—	—	—	(125,154)	48,085	(77,069)
Surplus on revaluation	—	—	—	—	—	17,214	17,214
At 31 December 2002	**208,806**	**3,830**	**146,612**	**4,993**	**364,241**	**178,048**	**542,289**
Representing:							
Cost	208,806	3,830	146,612	4,993	364,241	—	364,241
Valuation — 2002	—	—	—	—	—	178,048	178,048
	208,806	3,830	146,612	4,993	364,241	178,048	542,289
Accumulated depreciation:							
At 1 January 2002	119,753	5,126	69,424	2,728	197,031	—	197,031
Exchange adjustments	(38)	—	(46)	(61)	(145)	—	(145)
Charge for the year	4,818	288	6,810	446	12,362	—	12,362
Impairment loss	14,955	—	3,468	389	18,812	—	18,812
Written back on disposal	(1,047)	(1,914)	(451)	—	(3,412)	—	(3,412)
Transfer	(77,069)	—	—	—	(77,069)	—	(77,069)
At 31 December 2002	**61,372**	**3,500**	**79,205**	**3,502**	**147,579**	**—**	**147,579**
Net book value:							
At 31 December 2002	**147,434**	**330**	**67,407**	**1,491**	**216,662**	**178,048**	**394,710**
At 31 December 2001	216,046	14	75,415	2,327	293,802	104,044	397,846

15. FIXED ASSETS *(Continued)*

(b) The Company

	Land and buildings held for own use	Leasehold improvements	Plant and machinery, furniture, fixtures and equipment	Motor vehicles	Sub-total	Investment properties	Total
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Cost or valuation:							
At 1 January 2002	104,129	5,127	2,468	1,869	113,593	13,200	126,793
Additions	—	209	57	—	266	—	266
Disposals	—	(2,039)	(83)	—	(2,122)	—	(2,122)
Transfer	(104,129)	—	—	—	(104,129)	36,963	(67,166)
Deficit on revaluation	—	—	—	—	—	(263)	(263)
At 31 December 2002	**—**	**3,297**	**2,442**	**1,869**	**7,608**	**49,900**	**57,508**
Representing:							
Cost	—	3,297	2,442	1,869	7,608	—	7,608
Valuation — 2002	—	—	—	—	—	49,900	49,900
	—	3,297	2,442	1,869	7,608	49,900	57,508
Accumulated depreciation:							
At 1 January 2002	64,153	4,587	960	1,858	71,558	—	71,558
Charge for the year	667	285	248	11	1,211	—	1,211
Impairment loss	2,346	—	—	—	2,346	—	2,346
Written back on disposal	—	(1,905)	(70)	—	(1,975)	—	(1,975)
Transfer	(67,166)	—	—	—	(67,166)	—	(67,166)
At 31 December 2002	**—**	**2,967**	**1,138**	**1,869**	**5,974**	**—**	**5,974**
Net book value:							
At 31 December 2002	**—**	**330**	**1,304**	**—**	**1,634**	**49,900**	**51,534**
At 31 December 2001	39,976	540	1,508	11	42,035	13,200	55,235

15. FIXED ASSETS *(Continued)*

(c) An analysis of the net book value of properties is as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
In Hong Kong on long-term leases	**49,900**	53,176	**49,900**	53,176
Elsewhere in the PRC on medium-term leases	**275,582**	266,914	**—**	—
	325,482	320,090	**49,900**	53,176

(d) Investment properties of the Group and the Company situated in Hong Kong amounting to $49,900,000 (2001: $13,200,000) were revalued by RHL Appraisal Limited who have among their Members of Hong Kong Institute of Surveyors, on an open market value basis at 31 December 2002. Investment properties of the Group situated in the PRC amounting to $128,148,000 (2001: $90,844,000) were revalued by an independent firm of surveyors in the PRC, 廣州中天衡房地產評估有限公司 — 中國註冊房地產估價師, on an open market value basis at 31 December 2002.

On the Group level, the revaluation surplus after minority interests of $16,339,000 (2001: $263,000) has been transferred to the investment properties revaluation reserve (note 29(a)). On the Company level, the revaluation deficit of $263,000 (2001: revaluation surplus of $263,000 has been transferred to the investment properties revaluation reserve) has been set off against the investment properties revaluation reserve (note 29(b)).

15. FIXED ASSETS *(Continued)*

(e) The Group leases out investment properties, certain pig farms and a number of items of machinery under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were $178,048,000 (2001: $104,044,000) and $49,900,000 (2001: $13,200,000) respectively. The gross carrying amounts of pig farms and machinery of the Group held for use in operating leases were $13,170,000 (2001: $13,175,000) and $26,481,000 (2001: $Nil) respectively. The related accumulated depreciation and impairment losses were $13,170,000 (2001: $10,443,000) and $21,607,000 (2001: $Nil) respectively.

Total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Within 1 year	**21,732**	19,333	**1,969**	419
After 1 year but within 5 years	**61,171**	42,449	**3,051**	106
After 5 years	**37,716**	33,321	**—**	—
	120,619	95,103	**5,020**	525

(f) During the year, properties of the Group and the Company with carrying value less impairment losses amounted to $48,085,000 (2001: $12,937,000) and $36,963,000 (2001: $12,937,000) respectively were transferred to investment properties because the Group and the Company have changed their intention to lease out the properties to third parties.

(g) Certain land and buildings of $10,369,000 (2001: $10,373,000) of the Group have been pledged to a bank for a loan of $8,476,000 (2001: $8,480,000) granted to a minority shareholder. A provision of $10,369,000 (2001: $10,373,000) has been made in the previous years' financial statements.

16. INTEREST IN SUBSIDIARIES

	The Company	
	2002	2001
	$'000	*$'000*
Unlisted shares, at cost	**281,610**	281,610
Amounts due from subsidiaries	**649,541**	671,588
	931,151	953,198
Less: impairment loss	**(617,047)**	(620,198)
	314,104	333,000

Details of the subsidiaries, which are incorporated in Hong Kong unless otherwise stated, are set out in note 36. All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements. Details of the companies under liquidation which have not been consolidated in the financial statements are set out in note 37.

17. INTEREST IN ASSOCIATES

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Unlisted shares, at cost	—	—	**245,530**	245,785
Share of net assets	**124,837**	114,836	—	—
Amounts due from associates	**26,427**	37,402	**26,419**	37,394
	151,264	152,238	**271,949**	283,179
Less: impairment loss	—	—	**(122,568)**	(131,876)
	151,264	152,238	**149,381**	151,303

The amounts due from associates included a loan to Yellow Dragon Food Industry Company Limited of $25,507,000 (2001: $35,990,000), details of which are disclosed in note 33(c).

Details of the associates, which are incorporated in Hong Kong unless otherwise stated, are set out in note 38.

(Expressed in Hong Kong dollars)

18. SECURITIES

(a) Investment securities

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Unlisted equity securities, at cost	**1,079**	1,079	**1,000**	1,000

(b) Other securities

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Equity securities listed in Hong Kong, at market value	**2,813**	14,240	**2,813**	14,240

19. DEFERRED TAX ASSETS

(a) Movements on deferred tax assets comprise:

	The Group	
	2002	2001
	$'000	*$'000*
At 1 January	**4,957**	—
Additions through acquisition of subsidiaries	—	4,957
Transfer from the profit and loss account (note 9)	**807**	—
At 31 December	**5,764**	4,957

19. DEFERRED TAX ASSETS *(Continued)*

(b) Major components of deferred tax assets of the Group are set out below:

	2002		2001	
		Potential assets		Potential assets
	Recognised	**unrecognised**	Recognised	unrecognised
	$'000	***$'000***	*$'000*	*$'000*
Provisions	**5,764**	**—**	4,957	—
Tax losses	**—**	**399,663**	—	398,000
	5,764	**399,663**	4,957	398,000

(c) Major components of deferred tax assets of the Company are set out below:

	2002		2001	
		Potential assets		Potential assets
	Recognised	**unrecognised**	Recognised	unrecognised
	$'000	***$'000***	*$'000*	*$'000*
Tax losses	**—**	**382,424**	—	389,398

(d) No provision for deferred taxation has been made in respect of the revaluation surpluses arising on investment properties as the disposal of these assets at their carrying value would result in capital gains which the Directors consider are not subject to any tax liability.

20. NEGATIVE GOODWILL

	The Group
	$'000
Cost:	
At 1 January 2002	20,250
Amortisation for the year (note 8(c))	(1,557)
At 31 December 2002	**18,693**

Negative goodwill is recognised as income on a straight-line basis over 14 years. The amortisation of negative goodwill for the year is included in "Other operating expenses" in the consolidated profit and loss account.

21. INVENTORIES

	The Group	
	2002	2001
	$'000	*$'000*
Raw materials	**39,746**	47,146
Work-in-progress	**—**	24
Finished goods	**26,566**	29,898
Spare parts and consumables	**371**	269
	66,683	77,337

Included in finished goods are inventories of $6,235,000 (2001: $Nil), stated net of a provision, made in order to state these inventories at the lower of their cost and estimated net realisable value. The amount of reversal of a write-down of inventories to estimated net realisable value, amounted to $Nil (2001: $15,738,000). During the year ended 31 December 2001, the provision for inventories were written back to the consolidated profit and loss account as most of these inventories were disposed of above the carrying value.

22. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Trade debtors	**39,736**	43,834	**—**	—
Bills receivable	**61,610**	39,402	**—**	—
Other receivables, deposits and prepayments	**13,798**	16,870	**2,635**	10,351
Amounts due from minority shareholders less provision	**909**	1,698	**—**	—
Amounts due from fellow subsidiaries	**347**	140	**163**	1
Amounts due from related companies less provision	**23**	932	**—**	—
	116,423	102,876	**2,798**	10,352

Included in the trade and other receivables are balances of $639,000 (2001: $1,301,000) expected to be recovered after one year.

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on invoice date, with the following ageing analysis:

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Within 1 month	**40,931**	42,174	**—**	—
1 to 3 months	**37,712**	20,427	**—**	—
More than 3 months but less than 12 months	**22,599**	19,332	**—**	—
More than 1 year but less than 2 years	**104**	1,303	**—**	—
	101,346	83,236	**—**	—

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days (2001: 90 days).

23. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Deposits with banks	**173,338**	46,093	**23,005**	31,435
Cash at bank and in hand	**69,672**	181,908	**819**	19,372
	243,010	228,001	**23,824**	50,807

24. INTEREST-BEARING BORROWINGS

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Unsecured bank loan	**3,898**	4,240	**—**	—
Unsecured other loans	**55,114**	101,637	**—**	—
	59,012	105,877	**—**	—

At 31 December 2002, the Group's borrowings included $3,898,000 (2001: $4,240,000) which were guaranteed by a minority shareholder of the Group. Other loans are unsecured, repayable on demand and bear interest at a range of 6.5% to 7.6% (2001: 1% to 7.5%).

At 31 December 2002, the interest-bearing borrowings were repayable as follows:

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Within 1 year or on demand	**59,012**	105,877	**—**	—

25. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Trade creditors	**61,172**	74,524	**3,359**	3,525
Other payables and accrued charges	**174,790**	177,026	**34,698**	37,018
Amounts due to associates	**1,702**	4,049	**—**	—
Amounts due to minority shareholders	**3,993**	3,474	**—**	—
Amounts due to holding company and fellow subsidiaries	**46,676**	18,256	**201**	202
Amounts due to related companies	**391**	264	**464**	260
	288,724	277,593	**38,722**	41,005

The amount of trade and other payables expected to be settled after more than one year is $2,149,000 (2001: $608,000).

Included in trade and other payables are trade creditors with the following ageing analysis:

	The Group		The Company	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Due within 1 month or on demand	**61,092**	74,524	**3,359**	3,525
Due after 3 months but within 12 months	**10**	—	**—**	—
Over 2 years	**70**	—	**—**	—
	61,172	74,524	**3,359**	3,525

(Expressed in Hong Kong dollars)

26. CONVERTIBLE NOTES

On 3 December 2001, the Company issued convertible notes of $185,000,000 to Richway Resources Limited as part of the consideration for the acquisition of Zhongyue Industry Material Limited. The notes bear interest at a fixed rate of 4.5% per annum and are convertible into ordinary shares of the Company on any business day other than the period in which the register of members of the Company is closed or ten business days prior to the maturity date on 3 December 2006 at an initial conversion price of $0.155 per share, subject to adjustments in certain events.

During the year, convertible notes totalling $105,000,000 were redeemed for cash at their nominal value.

27. EQUITY COMPENSATION BENEFITS

On 21 November 1994, in order to align the interests of Directors and employees with those of the shareholders, the Company adopted a share option scheme (the "1994 Share Option Scheme") pursuant to which the Directors are authorised, at their discretion, to invite Directors or employees of the Company and its subsidiaries to take up options to subscribe for shares of the Company. Offers of options under the 1994 Share Option Scheme may be accepted in writing within 21 days from the date of making such offer. Options granted under the 1994 Share Option Scheme is exercisable within a period commencing twelve months after the date of acceptance of options and expiring on the last day of a four year period from such acceptance date or 20 November 2004, whichever is earlier. The 1994 Share Option Scheme shall expire on 20 November 2004.

On 24 August 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the Directors, the Company adopted a new share option scheme (the "2001 Share Options Scheme"). Pursuant to the 2001 Share Option Scheme, the Directors are authorised, at their discretion, to invite full-time employees of the Company and its subsidiaries, including Executive Directors but excluding Non-executive Directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of $10 in total by the grantee to the Company within 21 days from the date of grant. The options vest after 3 months from the date of grant and are then exercisable within a period of five years. Each option gives the holder the right to subscribe for one share. The 2001 Share Option Scheme shall expire on 23 August 2011.

(Expressed in Hong Kong dollars)

27. EQUITY COMPENSATION BENEFITS *(Continued)*

(a) Movements in share options

	2002 Number	2001 Number
At 1 January	**302,200,000**	77,235,000
Granted	**—**	291,500,000
Exercised	**(55,000,000)**	(3,000,000)
Lapsed	**(71,200,000)**	(63,535,000)
At 31 December	**176,000,000**	302,200,000
Options vested at 31 December	**176,000,000**	302,200,000

(b) Terms of unexpired and unexercised share options at balance sheet date

Date of option granted	Period during which options exercisable	Exercise price per share	2002 Number	2001 Number
24/08/2001	26/11/2001 to 25/11/2006	$0.1495	**176,000,000**	287,000,000
11/02/1998	12/02/1999 to 10/02/2002	$0.4295	**—**	15,200,000
			176,000,000	302,200,000

28. SHARE CAPITAL

	2002		2001	
	Number of shares (thousand)	***$'000***	Number of shares (thousand)	*$'000*
Authorised:				
Ordinary shares of $0.1 each	**15,000,000**	**1,500,000**	15,000,000	1,500,000
Issued and fully paid:				
At 1 January	**8,943,333**	**894,333**	909,509	90,951
Shares issued under share option scheme (note (a))	**55,000**	**5,500**	3,000	300
Shares issued under the Open Offer (note (b))	—	—	7,730,824	773,082
Shares issued under the Placement (note (c))	—	—	300,000	30,000
At 31 December	**8,998,333**	**899,833**	8,943,333	894,333

Notes:

(a) In January 2002, options were exercised to subscribe for 55,000,000 ordinary shares of $0.1 each in the Company at a consideration of $8,223,000; of which $5,500,000 was credited to share capital and the remaining balance of $2,723,000 was credited to the share premium account.

(b) As part of the Restructuring (note 6(v)), the Company conducted an open offer to its shareholders, excluding overseas shareholders, on the basis of 17 shares for every 2 existing shares held (the "Open Offer"). The number of shares issued at par under the Open Offer was 7,730,824,137. The proceeds of the Open Offer were used for repayment of the bridging loan of $773,000,000 provided by the immediate holding company, GDH Limited.

(c) On 8 August 2001, GDH Limited entered into a placing and subscription agreement, pursuant to which GDH Limited placed 300,000,000 existing shares in the capital of the Company to independent investors at the price of $0.17 per share and GDH Limited subscribed at the same price for 300,000,000 new shares of par value $0.1 each, which ranked pari passu in all material respects with the existing issued shares (the "Placement"). The Placement was complete in August 2001.

29. RESERVES

(a) The Group

	Share premium $'000	Capital redemption reserve $'000	Capital reserve $'000	Exchange fluctuation reserve $'000	Investment properties revaluation reserve $'000	Other reserves $'000	Accumulated losses $'000	Total $'000
At 1 January 2001	1,723,840	971	48,157	(2,458)	–	1,197	(2,386,287)	(614,580)
Exchange differences arising on consolidation	–	–	2	(328)	–	4	–	(322)
Profit for the year	–	–	–	–	–	–	51,518	51,518
Revaluation surplus (note 15(d))	–	–	–	–	263	–	–	263
Shares issued under the Placement	19,520	–	–	–	–	–	–	19,520
Shares issued under share option scheme	149	–	–	–	–	–	–	149
Share of associates' reserves	–	–	424	1,854	–	25	–	2,303
Reserve realised upon liquidation of subsidiaries	–	–	–	1,790	–	–	–	1,790
Reclassifications	–	–	230	–	–	(230)	–	–
Transfer to statutory reserve	–	–	237	–	–	323	(560)	–
At 31 December 2001	1,743,509	971	49,050	858	263	1,319	(2,335,329)	(539,359)
At 1 January 2002	1,743,509	971	49,050	858	263	1,319	(2,335,329)	(539,359)
Exchange differences arising on consolidation	–	–	–	(128)	–	–	–	(128)
Profit for the year	–	–	–	–	–	–	115,509	115,509
Revaluation surplus (note 15(d))	–	–	–	–	16,339	–	–	16,339
Shares issued under share option scheme	2,723	–	–	–	–	–	–	2,723
Share of associates' reserves	–	–	–	(53)	–	–	–	(53)
Transfer to statutory reserve	–	–	–	–	–	1,844	(1,844)	–
At 31 December 2002	**1,746,232**	**971**	**49,050**	**677**	**16,602**	**3,163**	**(2,221,664)**	**(404,969)**

29. RESERVES *(Continued)*

(a) The Group *(Continued)*

Included in the accumulated losses as at 31 December 2002 is a loss of $48,431,000 attributable to associates (2001: $58,753,000).

The application of the share premium and capital redemption reserve is governed by Sections 48B and 49H respectively of the Hong Kong Companies Ordinance.

The capital reserve, exchange fluctuation reserve and revaluation reserve have been set up and will be dealt with in accordance with the accounting policies adopted for goodwill/capital reserve arising on acquisition of subsidiaries and associates prior to 1 January 2001, foreign currency translation and the revaluation of properties (note 1). Other reserves represent statutory reserves of entities established in the PRC.

(b) The Company

	Share premium	Capital redemption reserve	Capital reserve	Investment properties revaluation reserve	Accumulated losses	Total
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
At 1 January 2001	1,723,840	971	48,157	—	(2,230,377)	(457,409)
Shares issued under the Placement	19,520	—	—	—	—	19,520
Shares issued under share option scheme	149	—	—	—	—	149
Revaluation surplus (note 15(d))	—	—	—	263	—	263
Loss for the year	—	—	—	—	(101,470)	(101,470)
At 31 December 2001	1,743,509	971	48,157	263	(2,331,847)	(538,947)
At 1 January 2002	1,743,509	971	48,157	263	(2,331,847)	(538,947)
Shares issued under share option scheme	2,723	—	—	—	—	2,723
Revaluation deficit (note 15(d))	—	—	—	(263)	—	(263)
Profit for the year	—	—	—	—	60,799	60,799
At 31 December 2002	**1,746,232**	**971**	**48,157**	**—**	**(2,271,048)**	**(475,688)**

At 31 December 2001 and 2002, there was no reserve available for distribution to the shareholders of the Company.

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Purchase of subsidiaries

	2001
	$'000
Net assets acquired:	
Fixed assets	282,731
Deferred tax assets	4,957
Inventories	58,323
Trade and other receivables	61,089
Cash at bank and in hand	116,692
Interest-bearing borrowings	(117,391)
Trade and other payables	(125,686)
Taxation	(3,219)
Minority interests	(14,942)
	262,554
Negative goodwill arising on consolidation	(20,250)
	242,304
Satisfied by:	
— Cash paid	55,000
— Acquisition costs payable	2,304
— Issue of convertible notes	185,000
	242,304

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

(b) Analysis of net inflow of cash and cash equivalents in respect of the purchase of subsidiaries

	2001
	$'000
Cash consideration	(55,000)
Cash at bank and in hand acquired	116,692
Net inflow of cash and cash equivalents in respect of the purchase of subsidiaries	61,692

(c) Subsidiaries liquidated

	2001
	$'000
Net liabilities liquidated:	
Fixed assets	61,698
Inventories	60,653
Debtors, bills receivables, deposits and prepayments	29,539
Amounts due from minority shareholders	18,348
Cash and cash equivalents	14,132
Creditors and accrued charges	(164,164)
Loans from minority shareholders	(8,700)
Amounts due to ultimate holding company and fellow subsidiaries	(62)
Minority interests	(18,062)
	(6,618)
Release of reserves	1,790
	(4,828)

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

(d) Major non-cash transaction

During the year, an interest-bearing borrowing was assigned to a fellow subsidiary, Richway Resources Limited, by the Group's lender, amounting to $46,500,000.

31. CONTINGENT LIABILITIES

At 31 December 2002, there were contingent liabilities in respect of the following:

	The Group		**The Company**	
	2002	2001	**2002**	2001
	$'000	*$'000*	***$'000***	*$'000*
Guarantees given to banks in respect of banking facilities granted to an associate	—	2,340	—	2,340

32. COMMITMENTS

(a) Capital commitments outstanding as at 31 December 2002 not provided for in the financial statements were as follows:

	The Group	
	2002	2001
	$'000	*$'000*
Contracted for	**1,348**	35,447
Authorised but not contracted for	**2,825**	10,474
	4,173	45,921

32. COMMITMENTS *(Continued)*

(b) At 31 December 2002, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	The Group	
	2002	2001
	$'000	*$'000*
Within 1 year	**707**	442
After 1 year but within 5 years	**915**	65
	1,622	507

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 31 December 2002, the Company had committed to provide finance of $6,489,000 (2001: $6,489,000) to an associate of the Group.

(Expressed in Hong Kong dollars)

33. MATERIAL RELATED PARTY TRANSACTIONS

Related party transactions, which the Directors consider material to the Group during the year, are summarised as follows:

	Note	2002 $'000	2001 $'000
Sales of goods to related companies	(b)	**7,712**	44,207
Purchases of goods from related companies	(b)	**24,525**	24,952
Interest income from an associate	(c)	**2,340**	3,095
Net gain on disposal of associates		**427**	—
Convertible notes issued to a fellow subsidiary	26	**—**	185,000
Cash paid to a fellow subsidiary for early redemption of convertible notes	26	**105,000**	—
Cash paid to a fellow subsidiary for acquisition of subsidiaries		**—**	55,000
Management fee income from related companies		**1,010**	3,498
Reimbursement of expenses to the immediate holding company		**833**	1,786
Interest on convertible notes payable to a fellow subsidiary		**6,345**	639
Subsidy received from the immediate holding company		**5,712**	—
Provision of electricity/water and leasing services to a fellow subsidiary		**3,187**	266

Notes:

(a) Balances with related parties at 31 December are included in amounts due from/to the respective parties in the balance sheets. These balances are interest free and have no fixed terms of repayment, except those disclosed in note (c) below.

(b) Related companies to/from which goods were sold and purchased included associates and minority shareholders of partly-owned subsidiaries.

(Expressed in Hong Kong dollars)

33. MATERIAL RELATED PARTY TRANSACTIONS *(Continued)*

Notes: (Continued)

(c) In 1999, the Company entered into an unsecured shareholders' loan agreement with an associate, Yellow Dragon Food Industry Company Limited. Pursuant to the agreement, the Company advanced US$6,700,000 to the associate at an interest rate of 7.8% per annum. The amount is repayable in full in 5 years commencing from 1 January 2000 and the principal and interest shall be payable twice annually. At the balance sheet date, the outstanding loan and interest receivable from the associate amounted to $25,507,000 (2001: $35,990,000) and $920,000 (2001: $1,400,000) respectively.

34. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees's relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by appropriate local defined contribution scheme pursuant to the local labour rules and regulations.

The Group's pension cost charged to the profit and loss account for the year ended 31 December 2002 was $2,572,000 (2001: $2,251,000). The forfeited contribution refunded for the year amounted to $2,039,000 (2001: $2,934,000).

(Expressed in Hong Kong dollars)

35. ULTIMATE HOLDING COMPANY

The Directors consider the ultimate holding company at 31 December 2002 to be Guangdong Yue Gang Investment Holdings Company Limited, which is established in the PRC.

36. LIST OF SUBSIDIARIES

Particulars of the subsidiaries at 31 December 2002 are as follows:

Name of subsidiary	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Proportion of nominal value of issued capital/ registered capital held by Subsidiary	Principal activities
Dongguan Guangnan Stock Development Co., Ltd.*	The PRC	N/A	$24,720,000	51%	—	Pig rearing and distribution
東莞金皇食品有限公司#	The PRC	N/A	RMB40,000,000	—	100%	Pig rearing and distribution
高要廣南畜牧發展有限公司*	The PRC	N/A	US$3,759,000	51%	—	Pig rearing and distribution
廣州經濟技術開發區廣之杰倉儲有限公司*	The PRC	N/A	US$6,500,000	—	80%	Dormant
Gain First Investments Limited (Incorporated in the British Virgin Islands)	Hong Kong	Ordinary	US$1	100%	—	Investment holding
Guangnan Distribution Company Limited	Hong Kong	Ordinary	$10,000,000	—	100%	Investment holding
Guangnan Fresh and Live Foodstuffs Limited	Hong Kong	Ordinary	$1,000,000	100%	—	Distribution of live and fresh foodstuffs
Guangnan Supermarket (China) Limited	Hong Kong	Ordinary	$2	100%	—	Dormant

(Expressed in Hong Kong dollars)

36. LIST OF SUBSIDIARIES *(Continued)*

Name of subsidiary	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Proportion of nominal value of issued capital/ registered capital held by Subsidiary	Principal activities
Guangnan Supermarket Development Limited	Hong Kong	Ordinary	$135,742,220	100%	—	Investment holding
Guangnan Trading Development Limited	Hong Kong	Ordinary	$73,916,728	100%	—	Trading of foodstuffs
Guangnan (Zhan Jiang) Jiafeng Feed Co., Ltd.[c]	The PRC	N/A	$5,000,000	100%	—	Manufacturing and trading of feed
Hinloon International Limited	Hong Kong	Ordinary	$100,000	100%	—	Trading of processed corn food and feed products
Jin Huang Food Industry Investment Limited (Incorporated in the British Virgin Islands)	Hong Kong	Ordinary	$1,000,000	100%	—	Investment holding
Jin Huang Food Industry Investment Ltd.	Hong Kong	Ordinary	$1,000,000	—	100%	Investment holding
Southern Chain (Hong Kong) Limited	Hong Kong	Ordinary	$7,000,000	100%	—	Dormant
Zhongyue Industry Material Limited	Hong Kong	Ordinary	$10	—	100%	Trading of raw materials for production of tinplate products
		Non-voting deferred	$230,000,000	—	—	

(Expressed in Hong Kong dollars)

36. LIST OF SUBSIDIARIES *(Continued)*

Name of subsidiary	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Subsidiary	Principal activities
Zhongshan Shan Hai Industrial Co., Ltd.*	The PRC	N/A	RMB45,600,000	—	95%	Property development and leasing
Zhongshan Zhongyue Tinplate Industrial Co., Ltd.*	The PRC	N/A	US$26,906,200	—	95%	Production and sales of tinplate products

* *an equity joint venture established in the PRC*

\# *a wholly foreign-owned enterprise established in the PRC*

37. LIST OF COMPANIES UNDER LIQUIDATION

Particulars of the companies under liquidation or petitioned to court for liquidation are as follows:

Name of company	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Subsidiary
Guangnan (KK) Supermarket Limited*	Hong Kong	Ordinary	$20,000,000	—	70%
Cheung Hong Supermarket Limited**	Hong Kong	Ordinary	$2,000,000	—	100%
Health and Beauty Trading Limited**	Hong Kong	Ordinary	$4,500,000	—	100%

37. LIST OF COMPANIES UNDER LIQUIDATION *(Continued)*

Name of company	Principal country/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Subsidiary
Regal Prosper Limited***	Hong Kong	Ordinary	$100	—	100%
Guangdong Guangnan Tianmei Food Development Company Limited##	The PRC	N/A	RMB34,820,000	—	55%

* company commenced liquidation in June 2001

** final meeting of members and creditors held in October 2002

*** final meeting of members and creditors held in January 2003

an equity joint venture established in the PRC and was petitioned to court for liquidation in July 2001

38. LIST OF ASSOCIATES

Particulars of the associates at 31 December 2002 are as follows:

Name of associate	Principal country/ place of operations	Class of shares held	Proportion of nominal value of issued capital/ capital registered held by the Company	Proportion of nominal value of issued capital/ capital registered held by Subsidiary	Principal activities
Fruit and Vegetable Wharf (H.K.) Limited	Hong Kong	Ordinary	20%	—	Fruit and vegetable wholesaling
Yellow Dragon Food Industry Company Limited*	The PRC	N/A	40%	—	Processing and sale of corn food and feed products
Zhongshan Baoli Food Co., Ltd.*	The PRC	N/A	30%	—	Processing of canned food

* *an equity joint venture established in the PRC*

During the year, the Group has the following connected transactions which are required to be disclosed in the annual report in accordance with the disclosure requirements of the Listing Rules. The transactions described in 1(a), 1(b) and 2 below are ongoing connected transactions in respect of which The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has granted conditional waivers to the Company for strict compliance with the disclosure requirements under rule 14.25(1) of the Listing Rules.

Details of the connected transactions are as follows:

1(a). 中山市山海實業有限公司(Zhongshan Shan Hai Industrial Co., Ltd.) ("Shan Hai Industrial") has leased a parcel of land in Zhongshan to and has provided staff quarters and utilities to GD Decorative Material (Zhong Shan) Co., Ltd. ("GD Decorative") (the "Leasing") in its ordinary course of business and on normal commercial terms which constituted connected transactions of the Company. GD Decorative is a subsidiary of GDH Limited, the substantial shareholder of the Company. Details of the Leasing are contained in the circular of the Company dated 5 November 2001.

1(b). 中山中粵馬口鐵工業有限公司(Zhongshan Zhongyue Tinplate Industrial Co., Ltd.) ("Zhongyue Tinplate") has provided electricity/water to GD Decorative (the "Provision of Utilities") in its ordinary course of business and on normal commercial terms which constituted connected transactions of the Company. Details of the Provision of Utilities are contained in the circular of the Company dated 5 November 2001.

All the Independent Non-executive Directors have reviewed the transactions described in 1(a) and 1(b) above (collectively "Shan Hai and Tinplate Transactions") for the year ended 31 December 2002 and confirmed that these transactions were:—

(i) entered into by the Company, Shan Hai Industrial and Zhongyue Tinplate in their ordinary and usual course of businesses;

(ii) conducted on normal commercial terms or on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iii) entered into in accordance with the terms of agreements governing the Leasing and Provision of Utilities or on terms no less favourable than those available to or from independent third parties.

All the Independent Non-executive Directors also confirmed that the aggregate amount of the Leasing and Provision of Utilities for the year ended 31 December 2002 did not exceed the cap amounts of HK$2,000,000 for the Leasing and HK$2,700,000 for the Provision of Utilities or has been less than 3% of the book value of the audited net tangible assets of the Group at 31 December 2002.

The Company's auditors have also reviewed the Shan Hai and Tinplate Transactions and confirmed in its letter to the Board of Directors of the Company, a copy of which has been provided to the Stock Exchange, that:—

(i) the Shan Hai and Tinplate Transactions have received the approval of the Company's Board of Directors;

(ii) the Shan Hai and Tinplate Transactions have been entered into such that the aggregate amount has not exceeded the Cap Amounts of HK$2,000,000 for the Leasing and HK$2,700,000 for the Provision of Utilities or has been less than 3% of the book value of the audited net tangible assets of the Group at 31 December 2002; and

(iii) the Shan Hai and Tinplate Transactions have been entered into in accordance with the terms of agreement governing the transactions or on terms no less favourable than those available to or from independent third parties.

2. Dongguan Guangnan Stock Development Co., Ltd. ("Dongguan Guangnan"), 廣東省東莞食品進出口公司大岭山豬場(Dalingshan Pig Farm of Dongguan Foodstuffs Imp. & Exp. Co. of Guangdong) ("Dalingshan Pig Farm"), 東莞廣利飼料公司 (Dongguan Guangli Feed Co. Ltd.) ("Dongguan Guangli") and 廣東省東莞食品進出口公司 (Dongguan Foodstuffs Imp. & Exp. Co. of Guangdong) ("Dongguan Foodstuffs") entered into connected transactions including: (a) purchase of vaccines and livestock from Dalingshan Pig Farm; (b) sales of livestock to Dongguan Foodstuffs; and (c) purchase of feed and additives from Dongguan Guangli (collectively "Dongguan Guangnan Transactions"). Details of the Dongguan Guangnan Transactions were contained in the announcement of the Company dated 11 July 2002.

All the Independent Non-executive Directors have reviewed the Dongguan Guangnan Transactions described above for the year ended 31 December 2002 and confirmed that these transactions were:—

(i) carried out in the ordinary and usual course of Dongguan Guangnan's business;

(ii) conducted either on normal commercial terms or, if there are insufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to Dongguan Guangnan than terms available to or from independent third parties; and

(iii) fair and reasonable and in the interests of the shareholders of the Company as a whole.

All the Independent Non-executive Directors also confirmed that the aggregate value of each of the Dongguan Guangnan Transactions for the year ended 31 December 2002 of the Company did not exceed the higher of HK$10,000,000 and 3% of the book value of the audited net tangible asset value of the Group at 31 December 2002.

The Company's auditors have also reviewed the Dongguan Guangnan Transactions and confirmed in its letter to the Board of Directors of the Company, a copy of which has been provided to the Stock Exchange, that:

(i) the Dongguan Guangnan Transactions have received the approval of the Company's Board of Directors;

(ii) the Dongguan Guangnan Transactions have been entered into such that the aggregate amount of each of the transactions as stated in the announcement dated 11 July 2002 has not been exceeded the Cap Amount of HK$10,000,000 or has been less than 3% of the book value of the audited net tangible assets of the Group at 31 December 2002;

(iii) the Dongguan Guangnan Transactions have been entered into in line with the Company's pricing policy, which is at prices determined based on the prevailing market prices of livestock, vaccines, feed and/or additives; and

(iv) the Dongguan Guangnan Transactions have been entered into in accordance with the terms of the agreement governing the transactions or on terms no less favourable than those available to or from independent third parties.

3. At the balance sheet date, 高要廣南畜牧發展有限公司 (Gaoyao Guangnan Stock Development Co., Ltd.) ("Gaoyao Guangnan"), a 51%-owned subsidiary of the Company, has a sum due from 廣東省高要食品進出口公司 (Gaoyao Foodstuffs Imp. & Exp. Co., of Guangdong) ("Gaoyao Foodstuffs") amounting to approximately RMB1,680,000 which has been brought forward since 1997 from the amount of approximately RMB153,000, as shown in the financial statements of Gaoyao Guangnan. Such amount is unsecured and interest free. The Group is in negotiation with Gaoyao Foodstuffs for the repayment of the outstanding amount. The amount due from Gaoyao Foodstuffs has been fully provided for as at the balance sheet date.

   Gaoyao Foodstuff is a substantial shareholder with a 49% interest in Gaoyao Guangnan and is therefore a connected person of the Company.

4. At the balance sheet date, loans previously made by Guangnan Supermarket Development Limited ("GSDL"), a wholly-owned subsidiary, to Guangdong Guangnan Tianmei Food Development Company Limited ("Tianmei"), a 55%-owned subsidiary, are outstanding in an aggregate amount of RMB8,000,000. These loans are unsecured, interest-bearing at a range from 11.5% per annum to 12% per annum. Moreover, GSDL has a sum due from Tianmei, amounting to HK$59,600,000 at the balance sheet date, which are unsecured and interest-free. In July 2001, application has been made by its major creditor to the court in the PRC for putting Tianmei into liquidation. As such, Tianmei has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Tianmei have been fully provided for.

5. At the balance sheet date, the loan in the sum of HK$25,000,000 was owed to the Company by Guangnan (KK) Supermarket Limited ("Guangnan KK"), a 70%-owned subsidiary. Such loan was made for its general working capital secured by a first floating charge over Guangnan KK's undertaking, property and assets and interest bearing at Hong Kong dollar prime rate. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

6. At the balance sheet date, the Company also has a sum due from Guangnan KK totalling HK$108,800,000. Such amounts are unsecured, interest free, except certain loans amounting to HK$53,700,000, which are unsecured and interest-bearing at a range from Hong Kong dollar prime rate per annum to 11.5% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

7. At the balance sheet date, loans previously made by Guangnan Fresh and Live Foodstuffs Limited, a wholly-owned subsidiary, to Guangnan KK are outstanding in an aggregate amount of HK$23,500,000. These loans are unsecured, interest-bearing at a range from Hong Kong dollar prime rate plus 1% per annum to 8% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

8. At the balance sheet date, loans previously made by GSDL to Guangnan KK are outstanding in an aggregate amount of HK$29,300,000 of which HK$12,500,000 are unsecured and interest-bearing at 3.5% per annum. The remaining loans of HK$16,800,000 are unsecured and interest-free. Also, GSDL has sums of HK$2,600,000 due from Guangnan KK. Such an amount is unsecured and interest-free, except certain advances amounting to HK$2,000,000, which are unsecured and interest-bearing at a range of 7.75% per annum to 8.5% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully provided for.

MAJOR PROPERTIES HELD FOR INVESTMENT

Location	Existing use	Group's interest	Category of the lease
29/F, Shui On Centre, 6-8 Harbour Road, Wan Chai, Hong Kong	Commercial	100%	Long
Land, buildings and structure of Zhongshan Shan Hai Industrial Co., Ltd., Zhongshan Port No. 2 Export Processing District, Zhongshan Guangdong Province, the PRC	Industrial/ Residential	95%	Medium

RESULTS

Due to state of the books and records maintained by the Company and certain of its subsidiaries, significant difficulties have been encountered in preparing the financial statements of the Company and the Group as at 31 December 1998. No reclassification nor restatement of comparative figures of the results for 1998 is made accordingly.

Results

	For the year ended 31 December				
	2002	2001	2000	1999	1998
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**1,783,020**	1,819,350	2,764,198	2,864,413	5,077,724
Profit/(loss) from operations	**111,231**	(6,063)	(77,608)	(119,528)	(2,915)
Net non-operating income/ (expenses)	**17,177**	31,991	1,110,287	109,168	(3,521,487)
Finance costs	**(12,045)**	(1,273)	(169,441)	(203,187)	(203,456)
Share of profits less losses of associates	**10,576**	(12,220)	7,952	2,137	(59,170)
Profit/(loss) from ordinary activities before taxation	**126,939**	12,435	871,190	(211,410)	(3,787,028)
Taxation	**(9,747)**	(2,819)	(6,018)	1,252	(5,767)
Minority interests	**(1,683)**	41,902	885	15,939	319,518
Profit/(loss) attributable to shareholders	**115,509**	51,518	866,057	(194,219)	(3,473,277)
Earnings/(loss) per share					
Basic	**1.28 cents**	0.61 cents	95 cents	(21 cents)	(431 cents)
Diluted	**1.23 cents**	N/A	N/A	N/A	N/A

FINANCIAL SUMMARY

Assets and liabilities

	As at 31 December				
	2002	2001	2000	1999	1998
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Fixed assets	**394,710**	397,846	234,189	712,396	945,560
Pre-operating expenses and other intangible assets	**—**	—	—	16,502	15,470
Interest in associates	**151,264**	152,238	171,160	169,242	225,615
Negative goodwill	**(18,693)**	(20,250)	—	—	—
Other non-current assets	**6,843**	6,036	—	137,648	131,707
Net current assets/(liabilities)	**73,049**	33,848	(75,081)	(2,317,540)	(1,832,035)
Total assets less current liabilities	**607,173**	569,718	330,268	(1,281,752)	(513,683)
Non-current liabilities	**(92,186)**	(196,349)	(20,257)	(33,561)	(565,692)
Minority interests	**(20,123)**	(18,395)	(60,640)	(78,912)	(104,307)
	494,864	354,974	249,371	(1,394,225)	(1,183,682)
Share capital	**899,833**	894,333	90,951	90,951	90,951
Reserves	**(404,969)**	(539,359)	(614,580)	(1,485,176)	(1,274,633)
Loan from immediate holding company	—	—	773,000	—	—
	494,864	354,974	249,371	(1,394,225)	(1,183,682)



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

2002 annual report